As filed with the Securities and Exchange Commission on August 13, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Community Bank System, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6712	16-1213679
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5790 Widewaters Parkway

DeWitt, New York 13214
(315) 445-2282
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sanford A. Belden

President and Chief Executive Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214
(315) 445-2282
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

George J. Getman, Esq. Bond, Schoeneck & King, PLLC One Lincoln Center Syracuse, New York 13202-1355 (315) 218-8000	J. Roger Williams, Jr., Esq. Dilworth Paxson LLP 3200 The Mellon Bank Center 1735 Market Street Philadelphia, Pennsylvania 19103 (215) 575-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Proposed Maximum
	Amount to be	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Registered(2)	Price(3)	Registration Fee

Common Stock, no par value (including associated share purchase rights)(1)	1,451,858 shares	$52,882,002	$4,279

(1)	Prior to the occurrence of certain events described in the Registrant’s Stockholder Protection Rights Agreement (none of which events have occurred as of the filing of this registration statement), the associated share purchase rights will not be exercisable nor evidenced separately from the certificates representing the Registrant’s common stock.
(2)	Represents the estimated maximum number of shares of common stock, no par value, of the Registrant to be issued upon the consummation of the proposed merger to which this registration statement relates.
(3)	Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of common stock, par value $5.00 per share, of Grange National Banc Corp. on August 11, 2003, which common stock will be cancelled in the proposed merger to which this registration statement relates. Under the terms of such merger, a maximum of 70% of the issued and outstanding shares of Grange National Banc Corp common stock will be exchanged for shares of Registrant’s common stock and, accordingly, the registration fee has been calculated based on those shares of Grange National Banc Corp common stock that will be exchanged for the Registrant’s common stock in the merger.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(A), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Community Bank System may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 13, 2003

PROXY STATEMENT/ PROSPECTUS

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

[GNBC LOGO]

     Grange National Banc Corp. has entered into a merger agreement with Community Bank System, Inc. which provides that Grange will merge with and into Community Bank System. We are sending this document to ask you to vote on the approval of the merger agreement at a special meeting of shareholders.

     In the merger, you will have an opportunity to elect to receive merger consideration in the form of either cash, Community Bank System common stock, or a combination of both, in exchange for your shares of Grange common stock. You will receive in exchange for each of your shares of Grange common stock, either:

•	$42.50 in cash; or

•	1.209 shares of Community Bank System common stock, provided that:

•	if the average closing sale price of Community Bank System common stock over the 20 trading days before the merger is greater than $40.43 per share, then you will instead receive a number of shares of Community Bank System common stock having a value of $48.88 based on that average closing sale price; and

•	if the average closing sale price of Community Bank System common stock over the 20 trading days before the merger is less than $29.88 per share, then you will instead receive a number of shares of Community Bank System common stock having a value of $36.13 based on that average closing sale price; or

•	a combination of both cash and shares of Community Bank System common stock, at the respective rates described above, whereby 70% of your Grange common stock will be exchanged for shares of Community Bank System common stock and the remaining 30% of your Grange common stock will be exchanged for cash.

     Because of certain allocation procedures that we have described in this document, shareholders who elect to receive all cash or all stock may actually receive a combination of cash and shares of Community Bank System common stock, depending on elections made by the other Grange shareholders.

     Community Bank System’s common stock is listed on the New York Stock Exchange under the symbol CBU. On [                  ], 2003, the closing sale price for Community Bank System common stock as reported on the New York Stock Exchange was $[         ] per share. Grange’s common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol GRGN.OB. On [                  ], 2003, the last sale price for Grange common stock as reported on the OTC Bulletin Board was $[         ] per share. Generally, Grange shareholders will not recognize any gain or loss for federal income tax purposes on the Community Bank System common stock they receive in the merger; however, Grange shareholders who receive cash, either as complete or partial compensation, will have a taxable event.

     Grange’s board of directors unanimously recommends that the shareholders of Grange vote “FOR” approval of the merger agreement.

     The enclosed proxy statement/prospectus contains more detailed information concerning the proposed merger and the board’s decision to approve it. We urge you to consider it carefully. Because of the significance of this merger to Grange, it is very important that your shares be represented at the special meeting, whether or not you plan to attend in person. We urge you to take the time to consider this important matter and vote now. In order to make sure that your vote is represented, please indicate your vote on the enclosed proxy form, date and sign it, and return it in the enclosed envelope. If you attend the special meeting in person, you may revoke your proxy at the meeting and vote in person.

     You should also complete, sign and return the enclosed election form/letter of transmittal, along with your stock certificate, to the exchange agent before the deadline stated in the enclosed proxy statement/prospectus in order to make your election as to the form of merger consideration you wish to receive in the merger. If you fail to make your election in a timely and proper manner, you will automatically receive a mixture of cash and Community Bank System common stock in the merger.

Very truly yours,

/s/ THOMAS A. MCCULLOUGH

Thomas A. McCullough
President and Chief Executive Officer

       When you are evaluating the merger, you should consider the risk factors appearing on page [      ] of this document.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Community Bank System common stock to be issued or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of Community Bank System common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance corporation or any other governmental agency.

Proxy Statement/ Prospectus dated [                  ], 2003.

First mailed to shareholders on or about [                  ], 2003.

GRANGE NATIONAL BANC CORP.
198 E. Tioga Street
Tunkhannock, Pennsylvania 18657

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [                        ], 2003

       A special meeting of the shareholders of Grange National Banc Corp. will be held at [          ], on [                    ], 2003, at [     ][     ].m., Eastern Time, for the following purposes:

      1.     Merger. To consider and vote upon a proposal to adopt and approve an amended and restated agreement and plan of merger, dated as of June 7, 2003, by and between Community Bank System, Inc. and Grange National Banc Corp., which provides for the merger of Grange with and into Community Bank System; and

      2.     Other Business. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

      Only holders of record of Grange common stock at the close of business on [                    ], 2003 are entitled to the notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.

      The affirmative vote of at least a majority of the votes cast by the holders of Grange common stock is required for approval of the merger agreement. Therefore, your vote is important regardless of the number of shares you own. Even if you plan to attend the special meeting, we urge you to sign, date and return the enclosed proxy without delay in the enclosed postage-paid envelope. You may revoke your proxy at any time prior to the special meeting. If you are present at the special meeting, or at any adjournments or postponements of the special meeting, you may revoke your proxy and vote personally on each matter brought before the special meeting.

      If you have any questions or require assistance, please call Thomas A. McCullough, President and Chief Executive Officer, at (570) 836-2100.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ SALLY A. STEELE

Sally A. Steele
Secretary

Tunkhannock, Pennsylvania

[                    ], 2003

IMPORTANT

Your vote is important. In order to assure that your vote is represented at the special meeting, please mark, sign, date and return the enclosed proxy in the enclosed envelope as soon as possible. No postage is required for mailing in the United States.

The board of directors of Grange unanimously recommends that the shareholders vote “FOR” approval of the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the purpose of this document?

A:	This document serves as Grange’s proxy statement and as Community Bank System’s prospectus. As a proxy statement, this document is being provided to Grange shareholders because the Grange board of directors is soliciting your proxy to vote to approve the merger agreement. As a prospectus, Community Bank System is providing this document to Grange shareholders because Community Bank System is offering shares of its common stock in exchange for their shares of Grange common stock in the merger.

Q:	Could you tell me more about Community Bank System?

A:	Community Bank System is the parent company of Community Bank, N.A. and is a bank holding company registered under the Bank Holding Company Act of 1956. Community Bank is a commercial banking franchise headquartered in Upstate New York, with 116 customer facilities and 85 ATMs stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie, and in Northeastern Pennsylvania.

Community Bank is a community retail bank committed to the philosophy of serving the financial needs of customers in local communities. Community Bank emphasizes the local character of business, knowledge of the customer and customer needs, comprehensive retail and small business products, and responsive decision-making at the branch and regional level. Community Bank and its subsidiaries offer a range of commercial and retail banking and financial services in their market areas to business, individual, agricultural and government customers. Community Bank and its employees strive to support, and to actively engage in important initiatives in, local communities within the market areas it serves.

Community Bank System’s common stock is publicly traded on the New York Stock Exchange under the symbol CBU. At June 30, 2003, Community Bank System had on a consolidated basis approximately $3.4 billion in total assets, $2.5 billion in total deposits, $1.9 billion in total loans and shareholders’ equity of $352 million. For additional information about Community Bank System, please see “Where You Can Find More Information” on page [     ].

Q:	Does the board of directors of Grange have a recommendation on how I should vote on the merger agreement?

A:	Yes. The board of directors of Grange believes that the proposed merger is in the best interest of Grange and its shareholders and unanimously recommends that the shareholders of Grange vote in favor of the approval of the merger agreement.

Q:	What do I need to do now?

A:	Just indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement. Your failure to sign and send in your proxy or your abstention will not have the effect of a vote against the merger. However, your vote is important to ensure that Grange obtains a quorum to approve the merger agreement at its special meeting.

You may attend the special meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the meeting by following the directions on page [     ] and either change your vote by giving a new proxy or attend the meeting and vote in person.

i

Q:	How do I make an election as to the form of merger consideration I wish to receive in the merger?

A:	American Stock Transfer & Trust Company, the exchange agent for the merger, must receive your properly completed election form/letter of transmittal and your stock certificates by no later than the election deadline in order for your choice as to the form of merger consideration to be considered with those made by the other Grange shareholders. We expect the election deadline will be 5:00 p.m., Eastern time, on [ ], 2003, but we will notify you if this date changes. Enclosed is an election form/letter of transmittal which contains instructions for making a selection of merger consideration and for surrendering your stock certificates in exchange for the merger consideration.

Q:	What happens if I don’t make a valid election as to the form of merger consideration before the election deadline?

A:	You will automatically be deemed to have made an election to receive a mixture of cash and shares of Community Bank System common stock. If the merger is completed, the exchange agent will send you a new letter of transmittal that you can use to submit your stock certificate in exchange for the merger consideration.

Q:	Can I change my election as to the form of merger consideration?

A:	Yes. You can change your election as to the form of merger consideration by submitting a new election form/letter of transmittal. For a change to be effective, the exchange agent must receive your election form/letter of transmittal before the election deadline.

Q:	What will I receive in the merger?

A:	You may elect to receive cash, shares of Community Bank System common stock, or a combination of cash and shares of Community Bank System common stock, by indicating your preference on the enclosed election form/letter of transmittal. For each of your shares of Grange common stock, you will receive merger consideration with an estimated value of between $48.88 and $36.13. If you receive any cash as merger consideration, you will receive $42.50 for each share of your Grange common stock exchanged for cash in the merger. On the other hand, if you receive any Community Bank System common stock in the merger, the actual value you will receive per share of Grange common stock is dependent upon the price of Community Bank System during the 20 trading days immediately prior to the merger. This document explains in more detail what amount of cash and/or Community Bank System you are entitled to receive in the merger. Because of certain limitations on the amount of cash and the number of shares of Community Bank System will issue in the merger, you may receive a combination of cash and shares of Community Bank System common stock even if you elect to receive only one type of merger consideration, depending on the elections made by other Grange shareholders. For details, please see “Conversion of Grange Common Stock,” “Election Procedures” and “Allocation Mechanism” on pages [ ] through [ ].

Q:	What are the tax consequences of the merger to me?

A:	We expect that for federal income tax purposes, the merger will be a taxable event to those Grange shareholders who receive cash, in whole or in part, in exchange for their shares of Grange common stock, to the extent of the cash received, and the merger will not be a taxable event to those Grange shareholders who receive solely shares of Community Bank System common stock except to the extent they receive cash in lieu of fractional shares, if any. We describe the material U.S. federal income tax consequences of the merger in more detail on pages [ ] to [ ]. The tax consequences of the merger to you will depend upon the facts of your own situation. Please consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	What if I wish to dissent?

A:	If you vote against the merger or give written notice at or prior to the meeting that you dissent from the merger and follow the specific steps to perfect your dissenters’ rights, you will have the right to seek appraisal of your shares and receive a cash amount as determined in accordance with provisions of the Pennsylvania Business Corporation Law, which are attached as Annex C. You may lose your dissenters’ rights if you do not follow the procedures described in the provisions. For more information on your dissenters’ rights, please see pages [ ] through [ ]. You should be aware that if you receive cash in the merger as a result of exercising your dissenters’ rights, you will recognize a gain or loss for federal income tax purposes. Please see “Federal Income Tax Treatment of Dissenters” on page [ ].

Q:	If my shares are held in “street name” by my broker, will the broker vote my shares for me?

A:	No. Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not give instructions to your broker, your broker will not be able to vote your shares. This will not have the effect of voting against the merger agreement.

Q:	How do the directors and executive officers of Grange plan to vote?

A:	All of the directors and executive officers of Grange have committed by contract to vote in favor of the merger agreement all the shares of Grange common stock that they are entitled to vote. As of the record date for the special meeting, the directors and executive officers of Grange together had the right to vote [ ] shares, or approximately [ ]% of the outstanding Grange common stock.

Q:	When is the merger expected to be completed?

A:	We are working to complete the merger during the fourth quarter of 2003. We must first obtain the necessary regulatory approvals and the approval of the Grange shareholders at the special meeting and satisfy other conditions. We cannot assure you as to when or if all the conditions to the merger will be met, and it is possible that we will not complete the merger at all.

Q:	What risks should I consider before I vote on the merger and make my election as to the form of merger consideration?

A:	You should read “Risk Factors” on pages [ ] to [ ].

Q:	Is there other information I should consider?

A:	Yes. Much of the business and financial information about each of our companies that may be important to you is not included in this document. Instead, that information is incorporated by reference to documents we separately filed with the Securities and Exchange Commission. This means that we can satisfy our disclosure obligations to you by referring you to one of more documents separately filed by us with the SEC. For additional information, please see “Where You Can Find More Information” on pages [ ] through [ ], for a list of documents that we have incorporated by reference into this document and for instructions on how to obtain copies of those documents, free of charge.

WHO CAN HELP ANSWER YOUR QUESTIONS

      If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

Community Bank System Mark E. Tryniski Treasurer Community Bank System, Inc. 5790 Widewaters Parkway DeWitt, New York 13214 (315) 445-7378	Grange Thomas A. McCullough President and Chief Executive Officer Grange National Banc Corp. 198 E. Tioga Street Tunkhannock, Pennsylvania 18657 (570) 836-2100

      Please see “Where You Can Find More Information” on pages [     ] through [     ] to find out where you can find more information about Community Bank System and Grange.

TABLE OF CONTENTS

Page

SUMMARY	1
SELECTED HISTORICAL FINANCIAL DATA	8
COMPARATIVE UNAUDITED PER SHARE DATA	12
RISK FACTORS	13
The value of the Community Bank System common stock you receive in the merger may vary	13
You may not receive the form of merger consideration that you elect, which could have an effect on your tax situation	13
We may fail to implement the merger successfully, achieve savings and realize the other anticipated benefits from the merger because of difficulties in integrating our business operations	13
We may pursue acquisitions and investments that could adversely affect our business	14
Changes in interest rates affect our profitability and assets	14
Regional economic factors may have an adverse impact on our business	14
We face strong competition from other banks and financial institutions which can hurt our business	14
We depend on dividends from our banking subsidiaries for cash revenues, but those dividends are subject to restrictions	14
Anti-takeover provisions may prevent or discourage takeover attempts in which our stockholders may receive a premium	15
A WARNING ABOUT FORWARD-LOOKING INFORMATION	15
THE COMPANIES	16
Community Bank System	16
Grange	16
SPECIAL MEETING OF GRANGE SHAREHOLDERS	17
General	17
Record Date; Voting Power	17
Vote Required	17
Recommendation of the Grange Board	17
Solicitation and Revocation of Proxies	17
Other Matters	18
THE MERGER	19
General	19
Background of the Merger	19
Community Bank System’s Reasons for the Merger	23
Grange’s Reasons for the Merger; Recommendation of Grange’s Board of Directors	24
Opinion of Grange’s Financial Advisor	25
Voting and Affiliate Agreements with Directors and Executive Officers of Grange	33
Financial Interests of Certain Grange Directors and Executive Officers in the Merger	33
Material Federal Income Tax Consequences	34
Accounting Treatment of the Merger	36
Resales of Community Bank System Common Stock	36
New York Stock Exchange Listing	37
Regulatory Approvals and Notices for the Merger	37

v

Annex

Amended and Restated Agreement and Plan of Merger, dated as of June 7, 2003 by and between Community Bank System, Inc. and Grange National Banc Corp	A-1
Opinion of Sandler O’Neill & Partners, LLP	B-1
Sections 1930 and 1571-1580 of the Pennsylvania Business Corporation Law of 1988, as amended	C-1

SUMMARY

      This summary highlights selected information from this document and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents we refer you to. See “Where You Can Find More Information” on page [     ].

      We have attached the merger agreement to this document as Annex A. Please read that document carefully. It is the legal document that governs the merger and your rights in the merger.

Community Bank System to Continue as the Surviving Corporation (Page [     ])

      We are proposing a merger of Grange into Community Bank System, which will combine both companies. Community Bank System will continue as the surviving corporation of the merger. Following the merger, we expect to merge Grange National Bank, a wholly-owned banking subsidiary of Grange, with and into Community Bank, a wholly-owned banking subsidiary of Community Bank System, with Community Bank surviving the merger.

In the Merger, You may Elect to Receive Either Cash, Shares of Community Bank System or a Combination of Both (Page [     ])

      You are entitled to elect to receive either cash, shares of Community Bank System common stock, or a combination of cash and Community Bank System common stock, in exchange for your shares of Grange common stock. To enable you to make this election, we have enclosed an election form/letter of transmittal along with this document. Please read the instructions to the election form/letter of transmittal, and complete, sign and return it with your Grange stock certificates before the election deadline of [ ], 2003. If you don’t make a timely election, or if you fail to make your election properly, you will automatically receive a mixture of cash and stock in the merger.

      Subject to certain allocation procedures, unless you properly exercise dissenters’ rights, you will receive either:

•	$42.50 in cash for each share of Grange common stock you own; or

•	a number of Community Bank System common stock based on the exchange ratio, as explained below, for each share of Grange common stock you own; or

•	a combination of $42.50 in cash per share for 30% of the total number of shares of Grange common stock you own, and a number of shares of Community Bank System common stock based on the exchange ratio, as explained below, for the remaining 70% of the total number of shares of Grange common stock you own.

      The exchange ratio for the merger will be calculated as follows:

If the applicable market price is:	Then you will receive, for each Grange share converted into Community Bank System common stock:

Greater than $40.43	A number of shares of Community Bank System common stock that has a value of $48.88, based on the applicable market price

Equal to or greater than $29.88, or equal to or less than $40.43	1.209 shares of Community Bank System common stock

Less than $29.88	A number of shares of Community Bank System common stock that has a value of $36.13, based on the applicable market price

      For these purposes, the applicable market price is the average closing sale price of Community Bank Stock common stock over the 20 trading days immediately preceding the closing of the merger.

Your Election of Merger Consideration May be Subject to Certain Allocation Procedures (Page [     ])

      We have agreed that no more than 70% of the outstanding shares of Grange common stock will be exchanged for shares of Community Bank System common stock, and that no more than 45% of the outstanding shares of Grange common stock will be exchanged for cash. Depending on the elections made by the other Grange shareholders, your election as to the form of merger consideration might be subject to certain allocation mechanism which is designed to ensure compliance with those limitations on the form of merger consideration. Accordingly, unless you elect to receive a mixture of cash for 30% of your Grange shares, and Community Bank System common stock for 70% of your Grange shares, we cannot assure you that you will receive the form of consideration that you elect with respect to all of the shares of Grange common stock you hold. However, if you own 100 or fewer shares of Grange common stock and elect to receive only cash in the merger, you will always receive only cash in the merger. Similarly, if you have purchased shares of Grange common stock by exercising incentive stock options within a year preceding the merger, you can only receive shares of Community Bank System common stock in exchange for those Grange shares.

We Expect that Grange Shareholders Will Own Approximately 9.6% of the Combined Company Following the Merger (Page [     ])

      At the completion of the merger and assuming no exercise of dissenters’ rights, if 70% of the outstanding shares of Grange common stock are exchanged for shares of Community Bank System common stock at an exchange ratio of 1.209, Grange shareholders are expected to own approximately 9.6% of the outstanding shares of common stock of the combined company. The actual ownership percentage of the Grange shareholders in the combined company could be higher or lower, depending on:

•	the actual number of shares of Grange common stock subject to elections made by Grange shareholders to receive shares of Community Bank System common stock in the merger; or

•	the actual exchange ratio of the merger, which will be adjusted if the market price of Community Bank System common stock over a specified period before the merger falls outside of a certain range, as described above.

No Federal Income Tax on Community Bank System Common Stock Received in the Merger, but Any Cash Received in the Merger May be Taxed (Page [     ])

      We intend that Grange shareholders will not recognize any gain or loss for U.S. Federal income tax purposes in the merger, except for those who receive cash, whether as entire or partial merger consideration, for fractional shares of Community Bank System common stock, or who perfect their dissenters’ rights under Pennsylvania law. Tax matters are complicated, and tax consequence of the merger may vary among Grange shareholders depending on their election and specific situations. We urge each Grange shareholder to consult his or her own tax advisor to fully understand how the merger will affect him or her.

Grange’s Financial Advisors Say the Merger Consideration is Fair from a Financial Point of View (Page [     ])

      Grange’s financial advisors, Sandler O’Neill & Partners, L.P., rendered an opinion to the board of directors of Grange that, as of the date of the opinion, the merger consideration was fair from a financial point of view to the shareholders of Grange. This opinion is attached as Annex B to this document. You should read it carefully.

Share Information and Market Price (Page [     ])

      Community Bank System common stock is traded on the New York Stock Exchange under the symbol CBU. Grange common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol GRGN.OB. The following table shows the closing or last sale prices of Community Bank System common stock and Grange common stock on June 6, 2003 and [                    ], 2003. June 6, 2003 is the last full trading day prior to the announcement of the signing of the merger agreement. [                    ], 2003 was the last practicable trading day for which information was available prior to the date of this document. The equivalent price per share of Grange common stock is determined by multiplying the closing price of Community Bank System common stock by the assumed exchange ratio of 1.209. As described above, the exchange ratio may be adjusted to a number that is higher or lower than 1.209, depending on the market price of Community Bank System common stock during a specified period before the merger. If the actual exchange ratio is higher or lower than 1.209, you would need to multiply the closing price of Community Bank System common stock by the actual exchange ratio to obtain an equivalent price per share of Grange common stock.

Community
	Bank System	Grange

Equivalent Market
	Historical	Historical	Value Per Share

Closing or Last Sale Prices Per Share on:
June 6, 2003	$37.92	$38.25	$45.85
[ ], 2003	$[ ]	$[ ]	$[ ]

      The market prices of both Community Bank System common stock and Grange common stock will fluctuate before the merger. We encourage you to obtain current market prices.

Information about Companies (Page [     ])

Community Bank System, Inc.

5790 Widewaters Parkway
DeWitt, New York 13214
(315) 445-2282

      Community Bank System is a bank holding company operating Community Bank, which currently has 116 customer facilities and 85 ATMs in 22 counties in Upstate New York: Allegany, St. Lawrence, Jefferson, Lewis, Oneida, Cayuga, Seneca, Ontario, Oswego, Wayne, Yates, Cattaraugus, Tioga, Steuben, Chautauqua, Franklin, Herkimer, Erie, Livingston, Chemung, Schuyler and Onondaga, and two counties in Northern Pennsylvania: Lackawanna and Luzerne. Community Bank and its subsidiaries offer a broad range of commercial banking, trust, pension administration, investment and financial services to business, individual, agricultural and government customers.

      Community Bank is Community Bank System’s principal asset. At June 30, 2003, Community Bank System had on a consolidated basis approximately $3.4 billion in total assets, $2.5 billion in total deposits, $1.9 billion in total loans and shareholders’ equity of $352 million.

Grange National Banc Corp.

198 E. Tioga Street
Tunkhannock, Pennsylvania 18657
(570) 836-2100

      Grange is a financial holding company operating Grange National Bank. Grange National Bank is a community bank operating 12 banking offices and 10 ATMs in Bradford, Susquehanna, Wyoming, Lackawanna and Luzerne Counties in Northeastern Pennsylvania. Grange National Bank offers a broad range of commercial banking and trust services to individuals and small to medium-sized businesses in its market area.

      Grange National Bank is Grange’s principal asset. At June 30, 2003, Grange had on a consolidated basis approximately $285 million in assets, $220 million in total deposits, $161 million in total loans and shareholders’ equity of $27 million.

The Special Meeting will be held on [                    ], 2003 (Page [     ])

      A special meeting of the Grange shareholders will be held at [          ], at [     ].m., Eastern time, on [                    ]. 2003. At the special meeting, shareholders of Grange will vote on a proposal to adopt and approve the merger agreement.

Record Date for the Special Meeting is [                    ], 2003; Each Share will Entitle You to One Vote on the Merger (Page      )

      You are entitled to vote at the special meeting if you owned shares of Grange common stock on the record date of [                    ], 2003. As of that date, there were [                    ] shares of Grange common stock issued and outstanding held by approximately [                    ] holders of record. Each share of Grange common stock entitles its holder to one vote on any matter that may properly come before the special meeting, including the proposal to approve the merger agreement.

Merger Approval Requires a Majority of Votes Cast at the Special Meeting (Page [     ])

      The approval of the merger agreement requires the affirmative vote of a majority of the votes cast by the holders of Grange common stock. Abstentions are not considered votes cast and, accordingly, will not have any effect on the merger vote.

We Expect Directors and Executive Officers of Grange to Vote Their Shares in Favor of Approving the Merger (Page [     ])

      On the record date set for the Grange special meeting, the executive officers and directors of Grange, including certain related parties, had voting power with respect to an aggregate of [                    ] shares of Grange common stock, or approximately [          ]% of the shares of the Grange common stock then outstanding. Each director and executive officer of Grange executed an agreement which commits him or her to vote in favor of the merger agreement all of the shares of Grange common stock that he or she is entitled to vote.

      Grange’s board of directors has unanimously approved the merger agreement, and recommends a vote FOR approval of the merger agreement. Grange shareholders should refer to the reasons that their board of directors considered in determining whether to adopt and approve the merger agreement on pages [     ] through [     ].

Terms of the Merger Agreement (Page [     ])

      The merger agreement is attached to this document as Annex A. We encourage you to read the merger agreement in its entirety. It is the legal document that governs the merger and your rights in it. We also encourage you to read the risk factors beginning on page [     ].

      General. The merger agreement provides that Grange will merge with and into Community Bank System, with Community Bank System continuing as the surviving corporation. Following the merger, Grange National Bank will merge with and into Community Bank, with Community Bank being the continuing bank.

      Merger Consideration. If the merger is completed, you will receive either cash, shares of Community Bank System common stock, or a combination of cash and stock, unless you properly exercise dissenters’ rights. In the merger, in exchange for each share of Grange common stock you own, Community Bank System will pay $42.50 in cash, and/or issue a number of shares of Community Bank System that has a value of between approximately $48.88 and $36.13, depending on the market price of Community Bank System common stock during a specified period before the merger. You are entitled to elect the form of merger consideration, but your election is subject to certain allocation procedures. As a result, you may not necessarily receive the form of merger consideration you selected with respect to all of your shares.

      Stock Options. If the merger is completed, each outstanding option to purchase shares of Grange common stock will no longer represent a right to acquire shares of Grange common stock but will be assumed by Community Bank System, so that the holder of the option will have a right to purchase shares of Community Bank System common stock upon exercise. The number of shares underlying each option, as well as the exercise price, will be adjusted appropriately by the amount of the applicable exchange ratio. As a result of the merger, all unvested options will become immediately exercisable in full.

      Completion of the Merger. The merger will become effective on the date and at the time that we file a certificate or articles of merger with each of the Delaware Secretary of State and the Pennsylvania Secretary of State.

      Conditions to the Merger. The completion of the merger depends upon the satisfaction of a number of conditions, including:

•	the SEC declares effective the registration statement covering the Community Bank System common stock to be issued in the merger, and the registration statement is not the subject of any stop order or proceeding seeking a stop order;

•	Grange shareholders approve the merger agreement by the affirmative vote of at least a majority of the votes cast at the special meeting;

•	Community Bank System and Grange receive all approvals or consents required by law from any applicable governmental agency, and all applicable notice or waiting periods have expired;

•	Community Bank System has complied with the rules and regulations of all applicable state securities commissions or agencies concerning the merger;

•	the New York Stock Exchange lists the Community Bank System common stock to be issued in the merger, subject to official notification of issuance;

•	PricewaterhouseCoopers LLP, Community Bank System’s independent auditors, delivers an opinion to Community Bank System, and Dilworth Paxson LLP, Grange’s outside legal counsel, delivers an opinion to Grange, to the effect that the merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code; and

•	Sandler O’Neill, Grange’s financial advisors, delivers a written fairness opinion to Grange dated within five days of the mailing of this document.

      Unless prohibited by law, either of us could elect to waive a condition designed for the benefit of the waiving party that has not been satisfied and complete the merger anyway.

      Fees and Expenses; Termination Fee. We will each pay our own expenses in connection with the merger, except that we will share equally all filing fees paid to the SEC in connection with the registration statement for the merger, and all costs associated with the printing and mailing of this document. If, however, the merger agreement is terminated under certain circumstances, Grange must pay a termination fee of $3,165,000 plus all out-of-pocket expenses incurred by Community Bank System and its subsidiaries in connection with the transactions contemplated by the merger agreement, up to a maximum of $200,000 in the aggregate. Generally, the termination fee and expenses will become payable in connection with a competing third party offer to acquire Grange or a material portion of its stock or assets.

      Termination. Either of us may call off the merger under certain circumstances, including if:

•	we both consent in writing to the termination;

•	the merger is not completed before March 31, 2004, unless the merger was not completed principally because the party seeking to terminate breached a covenant or obligation of the merger agreement;

•	we are not able to obtain required governmental approvals, after all appeals and requests for reconsideration have been exhausted;

•	any governmental entity issues a final and non-appealable order to prohibit the completion of the merger;

•	Grange shareholders do not approve the merger agreement at the special meeting;

•	the other party materially breaches, and does not cure within 30 days, any of the representations, warranties or covenants it has made under the merger agreement, and the breach entitles the non-breaching party to not complete the merger; or

•	Grange’s board of directors recommends to Grange shareholders a “Superior Proposal,” as defined in the merger agreement, or Grange signs a letter of intent, definitive agreement or similar document with respect of a Superior Proposal, provided that Grange may not terminate the merger agreement under this provision unless it has complied with the specified procedures set forth in the merger agreement.

      In addition, Community Bank System may call off the merger under certain circumstances, including if:

•	Grange’s board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement in a manner adverse to Community Bank System;

•	Grange fails to send its shareholders, within 10 business days of the commencement of a tender or exchange offer in respect of the Grange common stock, a statement that the Grange board of directors recommends rejection of the tender or exchange offer;

•	Grange fails to issue a press release announcing its board’s opposition to a publicly announced Takeover Proposal within three business days of Community Bank System’s request to do so; or

•	the average closing sale price of Community Bank System common stock over the 20 trading days immediately prior to the closing date of the merger is less than $28.50.

      We can terminate the merger agreement without completing the merger, even if the shareholders of Grange have already voted to approve the merger agreement.

Financial Interests of Grange Management in the Merger (Page [     ])

      In considering the recommendation of the Grange board of directors, you should be aware that certain of the directors and executive officers of Grange have financial interests in the merger that are different from, and may conflict with, interests of Grange shareholders. The Grange board knew about these interests and determined that they did not affect the benefits to Grange shareholders of the merger.

Directors of Community Bank System and Community Bank Following the Merger (Page [     ])

      If the merger is completed, two of Grange’s directors, Brian R. Ace and Sally A. Steele, will be appointed to serve as members of Community Bank System’s board of directors, in addition to the 12 current directors of Community Bank System. These two new directors of Community Bank System will also be appointed to serve on the board of directors of Community Bank.

      Subject to certain limitations, Community Bank System has also agreed to re-nominate the two designees of Grange on the board of directors of Community Bank System for at least one additional three-year term after their respective initial terms expire, and to recommend that Community Bank System stockholders vote in favor of their reelection.

We Must Obtain Regulatory Approvals to Complete the Merger (Page [     ])

      We must make filings with or obtain approvals from certain regulatory authorities to effect the merger. In addition, before we complete the merger, we will make all filings and obtain all regulatory approvals required for the merger of our banking subsidiaries, Community Bank and Grange National Bank. These include the approvals of the Federal Reserve Board, the Comptroller of the Currency and the Pennsylvania Department of

Banking. In addition, Community Bank System must apply to list the common stock to be issued in the merger with the New York Stock Exchange.

You Have Dissenters’ Rights in the Merger (Page [     ])

      You have the right under Pennsylvania law to dissent from the merger, and to demand and receive cash for the fair value of your stock instead of receiving merger consideration provided for in the merger agreement. In order to assert dissenters’ rights, you must:

•	File a written notice of intent to dissent with Grange prior to the shareholder vote at the special meeting;

•	Not vote in favor of the merger;

•	File a written demand for payment and deposit the certificates representing the Grange shares for which dissenters’ rights are being asserted as requested by the notice that will be sent by Community Bank System after the merger; and

•	Comply with certain other statutory procedures set forth in Pennsylvania law.

      If you sign and return your proxy without voting instructions, we will vote your proxy in favor of the merger and you will lose any dissenters’ rights that you may have. We have included a copy of sections of Pennsylvania law dealing with dissenters’ rights in this document as Annex C.

There are Differences in Shareholder Rights (Page [     ])

      The rights of Grange shareholders as such are currently governed by Pennsylvania law and Grange’s articles of incorporation and bylaws. If the merger is completed, certain Grange shareholders will become stockholders of Community Bank System and their rights will be governed by Delaware law and Community Bank System’s certificate of incorporation and bylaws. There are certain differences in the rights of shareholders of the two companies.

SELECTED HISTORICAL FINANCIAL DATA

      The following information is provided to assist you in analyzing the financial aspects of the merger. This information shows selected historical consolidated financial data for Community Bank System and Grange. We derived this information from each company’s audited consolidated financial statements for the years ended December 31, 1998 through 2002, and its unaudited financial statements for the six months ended June 30, 2002 and 2003. The information is only a summary and should be read in conjunction with each company’s financial statements and related notes and management’s discussions and analysis contained in the annual, quarterly and other reports filed with the SEC. For information on how to obtain these reports filed by each company, please refer to “Where You Can Find More Information” on page [     ].

Community Bank System, Inc.

Selected Historical Financial Data

	Six Months Ended June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except share and per share data)

	(Unaudited)
Income Statement Data:
Interest income	$95,165	$102,000	$204,870	$197,850	$189,574	$166,490	$165,303
Interest expense	30,579	40,395	77,020	101,195	99,141	78,490	81,216

Net interest income	64,586	61,605	127,850	96,655	90,433	88,000	84,087
Provision for loan losses	6,073	4,902	12,222	7,097	7,722	5,856	5,663

Net interest income after provision for loan losses	58,513	56,703	115,628	89,558	82,711	82,144	78,424
Non-interest income	18,240	15,302	30,927	26,504	23,284	18,153	16,812
Gain (loss) on investment securities and early retirement of long-term borrowings	(45)	1,144	1,673	(113)	(159)	(413)	2,006
Operating expenses	47,530	44,983	89,171	74,163	65,643	62,055	61,389
Amortization of intangible assets	2,532	3,044	5,953	6,679	4,891	4,723	4,748
Acquisition and unusual expenses	5	700	700	8,164	400	0	1,098
Income before income taxes	26,641	24,422	52,404	26,943	34,902	33,106	30,007
Provision for income taxes	6,660	6,594	13,887	7,814	10,003	9,444	10,472

Net income before cumulative effect of change in accounting principle	19,981	17,828	38,157	19,129	24,899	23,662	19,535
Cumulative effect of change in accounting principle	0	0	0	0	0	0	194

Net income	$19,981	$17,828	$38,157	$19,129	$24,899	$23,662	$19,729

	Six Months Ended June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except share and per share data)

	(Unaudited)
Balance Sheet Data:
Total assets	$3,356,261	$3,408,893	$3,434,204	$3,210,833	$2,650,673	$2,493,977	$2,296,059
Loans, net of unearned discount	1,858,015	1,751,184	1,806,905	1,732,870	1,515,877	1,425,773	1,293,135
Earning assets (excludes market value adjustment)	2,939,256	3,032,908	3,026,159	2,863,944	2,435,604	2,295,871	2,079,876
Intangible assets	132,296	136,280	134,828	142,342	55,234	54,150	54,438
Deposits	2,541,974	2,513,261	2,505,356	2,545,970	1,948,557	1,844,752	1,874,666
Long-term borrowings	215,000	352,000	215,000	231,000	240,000	145,567	155,470
Trust preferred securities	76,903	77,347	77,375	77,819	29,824	29,817	29,810
Shareholders’ equity	351,819	298,529	325,038	267,980	201,791	165,705	179,073
Common Per Share Data:
Basic earnings per share	$1.53	$1.38	$2.97	$1.64	$2.34	$2.20	$1.78
Diluted earnings per share	1.50	1.36	2.93	1.62	2.32	2.18	1.75
Cash dividends declared	0.58	0.54	1.12	1.08	1.04	0.96	0.86
Book value	27.02	23.04	25.04	20.77	19.11	15.55	16.50
Tangible book value	16.86	12.52	14.66	9.74	13.88	10.47	11.02
Common Outstanding Shares:
Diluted weighted average shares	13,346,327	13,194,002	13,166,954	11,824,589	10,737,000	10,861,000	11,260,000
Period end common shares	13,018,757	12,958,915	12,978,554	12,902,812	10,559,897	10,657,770	10,855,964
Selected Performance Ratios:
Return on assets	1.19%	1.08%	1.14%	0.66%	0.97%	1.00%	0.87%
Return on equity	11.98%	12.91%	13.06%	7.99%	14.27%	13.56%	11.11%
Common dividend payout ratio	37.8%	44.7%	37.7%	65.7%	40.6%	40.4%	44.9%
Net interest margin (taxable equivalent basis)	4.77%	4.53%	4.63%	3.97%	4.06%	4.32%	4.14%
Noninterest income to operating income (taxable equivalent basis)	20.5%	18.6%	17.9%	20.4%	19.3%	16.2%	16.3%
Efficiency ratio(1)	53.5%	54.6%	52.5%	56.6%	54.6%	55.5%	59.7%
Loans, net of unearned discount, to deposits at period end	73.1%	69.7%	72.1%	68.1%	77.8%	77.3%	69.0%

	Six Months Ended June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except share and per share data)

	(Unaudited)
Asset Quality Ratios:
Non-performing loans to total loans	0.81%	0.64%	0.64%	0.53%	0.49%	0.51%	0.48%
Non-performing assets to total loans and other real estate	0.87%	0.74%	0.69%	0.61%	0.58%	0.62%	0.62%
Non-performing assets to total assets	0.48%	0.38%	0.36%	0.33%	0.33%	0.36%	0.35%
Allowance for loan losses to loans	1.48%	1.36%	1.46%	1.38%	1.32%	1.30%	1.32%
Allowance for loan losses to non-performing loans	181.1%	213.8%	226.1%	262.6%	270.6%	253.4%	276.4%
Net charge-offs to average total loans	0.57%	0.81%	0.56%	0.42%	0.42%	0.33%	0.45%
Capital Ratios:
Total shareholders’ equity to total assets	10.48%	8.70%	9.46%	8.35%	7.61%	6.64%	7.80%
Tangible equity to tangible assets	6.81%	4.96%	5.77%	4.09%	5.65%	4.57%	5.56%
Tier I capital to risk-adjusted assets	12.84%	11.33%	12.07%	10.53%	10.49%	10.87%	10.18%
Total risk-based capital to risk-adjusted assets	14.09%	12.58%	13.32%	11.83%	11.70%	12.10%	11.43%
Tier I leverage ratio	7.77%	6.66%	7.05%	6.73%	6.67%	6.76%	6.27%

(1)	Efficiency ratio excludes acquisition and unusual expenses and amortization of intangible assets.

Grange

Selected Historical Financial Data

	Six Months Ended
	June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except per share data)

	(Unaudited)
Summary of Operations:
Gross interest income	$8,011	$7,491	$15,437	$14,230	$12,704	$11,401	$10,116
Gross interest expense	3,068	3,117	6,306	6,987	6,075	5,082	4,452

Net interest income	4,943	4,374	9,131	7,243	6,629	6,319	5,664
Net loan loss provision	150	155	315	200	145	220	270

Net interest income after loan provision	$4,793	$4,219	$8,816	$7,043	$6,484	$6,099	$5,394

Other income	920	697	1,620	1,220	1,091	991	785
Other expenses	3,004	2,616	5,673	4,621	4,330	4,008	3,609

Income before income taxes	$2,709	$2,299	$4,763	$3,642	$3,244	$3,082	$2,570
Provision for income taxes	597	538	1,033	741	648	678	710

Net income	$2,112	$1,761	$3,730	$2,901	$2,596	$2,404	$1,860

Per Share Data:
Net income (basic)	$1.29	$1.09	$2.31	$1.77	$1.60	$1.50	$1.22
Net income (diluted)	1.19	1.02	2.15	1.65	1.49	1.40	1.14
Cash dividends	0.33	0.27	0.55	0.51	0.25	0.00	0.00
Stock dividends	0.00	0.00	0.00	0.00	0.44	0.48	0.35
Book value	$16.67	$13.90	$15.48	$13.22	$12.07	$10.18	$9.82
Average shares outstanding	1,634	1,614	1,616	1,636	1,616	1,558	1,488
Financial Condition at Period End:
Total assets	$284,983	$241,625	$271,075	$219,204	$190,004	$169,332	$148,953
Total loans	160,723	138,120	151,347	122,705	113,490	102,317	90,499
Allowance for loan losses	1,576	1,333	1,445	1,228	1,142	1,092	940
Total deposits	219,544	187,635	208,900	171,255	153,356	140,580	129,891
Other borrowed funds	35,997	29,892	34,824	24,941	15,855	11,786	4,471
Stockholders’ equity	27,104	22,402	25,179	21,677	19,642	15,962	14,767
Ratios Based on Average Balances:
Return on assets	1.53%	1.27%	1.52%	1.40%	1.47%	1.49%	1.37%
Return on equity	16.11%	13.38%	16.42%	13.87%	14.83%	15.56%	13.68%
Equity on assets	9.49%	9.52%	9.26%	10.08%	9.89%	9.56%	10.04%
Primary capital to assets	10.06%	10.00%	9.85%	10.64%	10.53%	10.19%	10.71%
Internal capital generation rate	6.00%	5.06%	12.47%	9.87%	12.23%	15.36%	13.47%
Dividend payout ratio	25.36%	24.31%	23.81%	28.81%	15.58%	0%	0%

COMPARATIVE UNAUDITED PER SHARE DATA

      The following table shows information, for the periods indicated, about Community Bank System’s and Grange’s historical net income per share, dividends per share and book value per share. The table also contains pro forma information that reflects the merger of Community Bank System and Grange accounted for as a purchase, but does not reflect potential cost savings or revenue enhancements that may be achieved or the impact of the cash component of the purchase price. The pro forma information assumes that 70% of the outstanding shares of Grange common stock will be exchanged for shares of Community Bank System common stock in the merger. The Grange pro forma equivalent data was obtained by multiplying the combined company pro forma information by the assumed exchange ratio of 1.209. As described elsewhere in this document, the exchange ratio may be adjusted to a number that is higher or lower than 1.209, depending on the market price of Community Bank System common stock during a specified period before the merger. If the actual exchange ratio is higher or lower than 1.209, you would need to multiply the combined company pro forma information by the actual exchange ratio to obtain the Grange pro forma equivalent data.

      You should read the information in the following table in conjunction with the historical financial information and related notes contained in the annual, quarterly and other reports filed by Community Bank System or Grange with the SEC. For information on how to obtain the reports filed by Community Bank System or Grange, please refer to “Where You Can Find More Information” on page [     ]. You should not rely on the pro forma information as being indicative of the results that we will achieve in the merger.

      The following information does not give effect to the pending merger between Community Bank System and Peoples Bankcorp, Inc., which is expected to close in the third quarter of 2003, or the completed acquisition by Community Bank System of the Upstate New York Global Human Resources Solutions consulting group of PricewaterhouseCoopers, which closed on July 31, 2003.

	Historical		Pro Forma

	Community		Combined	Grange
Per Common Share Data:	Bank System	Grange	Company	Equivalent

Basic Net Income
Six Months Ended June 30, 2003	$1.53	$1.29	$1.53	$1.85
Year Ended December 31, 2002	2.97	2.31	2.95	3.56
Diluted Net Income
Six Months Ended June 30, 2003	$1.50	$1.19	$1.49	$1.80
Year Ended December 31, 2002	2.93	2.15	2.89	3.49
Cash Dividends Declared
Six Months Ended June 30, 2003	$0.58	$0.32	$0.58	$0.70
Year Ended December 31, 2002	1.12	0.55	1.12	1.35
Book Value
As of June 30, 2003	$27.02	$16.03	$26.22	$31.70
As of December 31, 2002	25.04	15.48	24.40	29.49

RISK FACTORS

      In addition to the other information included in this document, you should consider the matters described below carefully in determining whether to approve the merger agreement.

The value of the Community Bank System common stock you receive in the merger may vary.

      If you elect to receive shares of Community Bank System common stock in the merger, or if you receive shares of Community Bank System common stock in the merger as a result of the allocation procedure, an appropriate number of shares of Grange common stock you own will be automatically converted into shares of Community Bank System common stock based upon the exchange ratio. The exchange ratio is fixed at 1.209 if the average closing sale price of Community Bank System common stock over 20 trading days immediately before the merger is between $29.88 and $40.43. Outside of this range, the transaction will be based upon a floating exchange ratio designed to provide you with a number of shares of Community Bank System common stock that has a value of between $36.13 and $48.88. As a result, the value of the shares of Community Bank System common stock that you will receive in the merger will not be known at the time you make your election as to the form of merger consideration or at the time you vote on the approval of the merger agreement at the special meeting, and the value may go up or down as the market price of Community Bank System common stock fluctuates. Similarly, the value of Community Bank System common stock to be issued in the merger may be more or less than the cash merger consideration of $42.50 per share. The specific dollar value of Community Bank System common stock you receive upon completion of the merger will depend on the market value of Community Bank System common stock at the time of completion of the merger. The share price of Community Bank System common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and have experienced some degree of volatility. We cannot predict the market price of Community Bank System common stock at any time before or after the completion of the merger.

You may not receive the form of merger consideration that you elect, which could have an effect on your tax situation.

      No more than 45% of the outstanding shares of Grange common stock will be exchanged for cash and no more than 70% of the outstanding shares of Grange common stock will be exchanged for Community Bank System common stock. Accordingly, unless you elect to receive a mixture of cash for 30% of your Grange shares and Community Bank System common stock for 70% of your Grange shares, or unless you have 100 or fewer shares of Grange common stock and elect to receive only cash, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Grange common stock you hold. There is a risk that you will receive a portion of the merger consideration in the form that you do not elect that could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected, including with respect to the recognition of taxable gain to the extent cash is received.

We may fail to implement the merger successfully, achieve savings and realize the other anticipated benefits from the merger because of difficulties in integrating our business operations.

      The integration of our companies following the merger will be complex and time-consuming and will present us with challenges. As a result, we may not be able to operate the combined company as effectively as we expect. We may also fail to achieve the anticipated potential benefits of the merger as quickly or as cost effectively as we anticipate or may not be able to achieve those benefits at all. Specifically, we will face significant challenges integrating the two companies’ organizations, procedures and operations in a timely and efficient manner and retaining key personnel. In addition, the management of Community Bank System will have to dedicate substantial effort to integrating our two companies and, therefore, its focus and resources may be diverted from other strategic opportunities and from operational matters.

We may pursue acquisitions and investments that could adversely affect our business.

      In the future, we may continue to make acquisitions of and investments in businesses that could complement or expand our business. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition or integrate the acquired businesses into our existing business. To complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline.

Changes in interest rates affect our profitability and assets.

      Changes in prevailing interest rates may hurt our business. We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can affect our income.

      Changes in market interest rate could reduce the value of our financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decrease in value as interest rates rise. In addition, interest rates affect how much money we can lend. For example, when interest rates rise, loan originations tend to decrease.

      If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

Regional economic factors may have an adverse impact on our business.

      Substantially all of Community Bank System’s business before the merger is with customers in Upstate New York and Northeastern Pennsylvania. Following the merger, an increased portion of our business will be with customers in Northeastern Pennsylvania. Most of our customers are individuals and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in our markets could adversely affect our borrowers, their ability to repay their loans and to borrow additional funds or buy financial services and products from us, and consequently our financial condition and performance.

We face strong competition from other banks and financial institutions which can hurt our business.

      We conduct our banking operations in a number of competitive local markets. In those markets, we compete against commercial banks, savings banks, savings and loans associations, credit unions, mortgage banks, brokerage firms, and other financial institutions. Many of these entities are larger organizations with significantly greater financial, management and other resources than we have, and they offer the same or similar banking or financial services that we offer in our markets. Moreover, new and existing competitors may expand their business in or into our markets. Increased competition in our markets may result in a reduction in loans, deposits and other sources of our revenues. Ultimately, we may not be able to compete successfully against current and future competitors.

We depend on dividends from our banking subsidiaries for cash revenues, but those dividends are subject to restrictions.

      Our ability to satisfy our obligations and pay cash dividends to our stockholders is primarily dependent on the earnings of and dividends from our subsidiary banks. However, payment of dividends by the bank subsidiaries is limited by dividend restrictions and capital requirements imposed by bank regulations.

      Our ability to pay dividends is also subject to our continued payment of interest that we owe on certain subordinated junior debentures issued by Community Bank System in connection with trust preferred securities offerings. We have the right to defer payment of interest on the subordinated junior debentures for a period not exceeding 20 quarters. If we defer interest payments on the subordinated junior debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the subordinated junior debentures.

Anti-takeover provisions may prevent or discourage takeover attempts in which our stockholders may receive a premium.

      After the merger, certain Grange shareholders will become stockholders of Community Bank System. Community Bank System’s certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of Community Bank System. These provisions allow Community Bank System’s board to issue, without stockholder approval (subject to rules of the New York Stock Exchange, if applicable), preferred stock with rights senior to those of its common stock and impose various procedural and non-procedural requirements that could make it more difficult to effect certain corporate actions. The certificate of incorporation of Community Bank System also provides for a classified or “staggered” board of directors, a supermajority vote requirement for board and stockholder approval of certain business combination transactions and a prohibition against written consents in lieu of a stockholders’ meeting.

      In addition, under Community Bank System’s stockholder protection rights plan, holders of Community Bank System common stock are entitled to one purchase right for each outstanding share of common stock they hold, exercisable under certain specified circumstances involving an unsolicited offer or attempt to acquire Community Bank System. The purchase rights have the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire Community Bank System on terms not approved by Community Bank System’s board of directors.

      The foregoing provisions are intended to avoid costly takeover battles and lessen Community Bank System’s exposure to coercive takeover attempts at a unfair price, and are designed to maximize shareholder value in connection with unsolicited takeover attempts. The provisions, however, could reduce the premium that potential acquirors might be willing to pay in an acquisition, which may in turn reduce the market price that investors might be willing to pay in the future for shares of Community Bank System common stock.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

      We have each made forward-looking statements in this document and in certain documents that we refer to in this document. These forward-looking statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each respective company’s management, and on information currently available to that management. Forward-looking statements include statements preceded by, followed by or that include the words “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

      Although we believe these forward-looking statements are reasonable, you should not place undue reliance on the forward-looking statements, which are based on current expectations. Actual results may differ materially from those expressed in our forward-looking statements.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of Community Bank System following completion of the merger may differ materially from those expressed in these forward-looking statements. You should note that many factors, some of which are discussed under “Risk Factors”, may affect these results and are beyond our ability to control or predict. For those statements, we claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995.

THE COMPANIES

Community Bank System

      Community Bank System is a Delaware corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Community Bank System was incorporated in April 1983. At June 30, 2003, Community Bank System had on a consolidated basis approximately $3.4 billion in total assets, $2.5 billion in total deposits, $1.9 billion in total loans and shareholders’ equity of $352 million. Its common stock is publicly traded on the New York Stock Exchange under the symbol CBU. Community Bank System, with its principal executive offices in DeWitt, New York, is the parent company of Community Bank.

      Community Bank is a commercial banking franchise headquartered in Canton, New York, with 116 customer facilities and 85 ATMs stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie, and in Northern Pennsylvania. Community Bank is a national bank and a member of the Federal Reserve System and the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corporation, up to applicable limits.

      Community Bank is committed to serving the financial needs of customers in local communities within its market areas. Community Bank makes residential and farm loans, business lines of credit, working capital facilities, inventory and dealer floor plans, as well as installment, commercial, term and student loans. However, Community Bank focuses predominantly on the retail borrowers, which enables its loan portfolio to be highly diversified.

      The subsidiaries of Community Bank provide treasury management services, securities brokerage, investment management services, insurance products, and pension administration and consulting services.

      For additional information concerning the business of Community Bank System and its financial condition, results of operations and prospects, you should refer to the documents incorporated in this document by reference. See “Where You Can Find More Information” on page [     ].

Grange

      Grange is a Pennsylvania business corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Grange was incorporated on October 2, 1984 for the purpose of acquiring the Grange National Bank and thereby enabling Grange National Bank to operate within a bank holding company structure. Grange became an active bank holding company on April 30, 1985 when it acquired Grange National Bank. The Grange National Bank is a wholly-owned subsidiary of Grange. In 2000, Grange elected to become a financial holding company under the Gramm-Leach-Bliley Act of 1999. Grange’s election became effective on April 2000. As a financial holding company, Grange has additional authority to engage in insurance and securities sales, as well as a variety of other services. Grange’s common stock is publicly traded in the over-the-counter market under the symbol GRGN and is quoted on the OTC Bulletin Board, an electronic quotation service for securities not quoted on Nasdaq Stock Market.

      Grange’s principal activities consist of owning and supervising Grange National Bank, which engages in a full service commercial and consumer banking and trust and insurance sales. Grange National Bank has its principal banking office in Laceyville, Pennsylvania. It also presently has three other branch offices in Wyoming County, Pennsylvania, two branch offices in Susquehanna County, Pennsylvania, three branch offices in Luzerne County, Pennsylvania, two branch offices in Bradford County, Pennsylvania and one branch in Lackawanna County, Pennsylvania. Grange National Bank has 10 ATMs. Grange, through Grange National Bank, derives substantially all of its income from the furnishing of banking and banking-related services.

      At June 30, 2003, Grange had on a consolidated basis approximately $285 million in assets, $220 million in total deposits, $161 million in total loans and shareholders’ equity of $27 million.

      For additional information concerning the business of Grange and its financial condition, results of operations and prospects, you should refer to the documents Grange has filed with the SEC. See “Where You Can Find More Information” on page [ ].

SPECIAL MEETING OF GRANGE SHAREHOLDERS

General

      Grange will hold a special meeting of its shareholders on [                    ], 2003 at [          ].m., Eastern time, at [                    ]. At the special meeting, Grange shareholders will vote upon a proposal to approve the merger agreement.

Record Date; Voting Power

      Holders of record of Grange common stock at the close of business on [                    ], 2003, may vote at the special meeting. This date is called a “record date.” As of the record date, there were [                    ] issued and outstanding shares of Grange common stock held by approximately [                    ] holders of record. Grange shareholders have one vote per share on any matter that may properly come before the special meeting. Brokers who hold shares of Grange common stock as nominees will not have discretionary authority to vote these shares without instructions from the beneficial owners. Any shares of Grange common stock for which a broker has submitted an executed proxy but for which the beneficial owner has not given instructions on voting to the broker are referred to as “broker non-votes.” These broker non-votes will not have the same effect as a vote against the merger agreement.

Vote Required

      The presence in person or by proxy of the holders of a majority of the shares of Grange common stock outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. Grange will count abstentions and broker non-votes for purposes of establishing the presence of a quorum at the special meeting. The approval of the proposal to approve the merger agreement requires the affirmative vote of a majority of the votes cast by the holders of Grange common stock at the special meeting. Broker non-votes and abstentions are not considered votes cast and, accordingly, they will not have the effect of a vote against the proposal to approve the merger agreement.

      On the record date, the executive officers and directors of Grange, including certain of their related parties, had voting power with respect to an aggregate of [                    ] shares of Grange common stock, or approximately [     ]% of the shares of Grange common stock then outstanding. All of the directors and executive officers of Grange have agreed in writing to vote in favor of the approval of the merger agreement all of the shares of Grange common stock that they are entitled to vote.

      On the record date, to the knowledge of Community Bank System, its directors and executive officers did not beneficially own any shares of Grange common stock.

Recommendation of the Grange Board

      The board of directors of Grange has unanimously adopted and approved the merger agreement and the transactions contemplated by it. The board believes that the merger is fair to and in the best interests of the Grange shareholders. It unanimously recommends that Grange shareholders vote FOR approval of the merger agreement. See “Grange’s Reasons for the Merger; Recommendation of Grange’s Board of Directors” starting on page [     ].

Solicitation and Revocation of Proxies

      Grange has enclosed a form of proxy with this document. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Proxies that are properly signed and dated but which do not have voting instructions will be voted by the proxy holders FOR the approval of the merger agreement, and in the discretion of the proxy holders as to any other matter which may properly come before the special meeting.

      We are asking you to vote by completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope, whether or not you intend to attend the special meeting in person.

      If you deliver a properly executed proxy, you may revoke the proxy at any time before it is exercised at the special meeting. You may revoke your proxy by:

•	filing with Secretary of Grange prior to the special meeting, at Grange’s principal executive offices, either a written revocation of the proxy or a duly executed proxy containing a later date; or

•	attending the special meeting and voting in person. Being present at the special meeting, by itself, will not revoke the proxy. You must vote in person if you wish to revoke the proxy.

      Grange will bear the cost of solicitation of proxies. Grange and Community Bank System will share equally the cost of printing and mailing this document. In addition to solicitation by mail, directors, officers and employees of Grange may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation, if any. Although it has not determined to do so as of the date of this document, Grange may also engage a proxy solicitation firm to aid in the solicitation of proxies. Grange expects to pay customary fees and reimburse certain out-of-pocket expenses of any proxy solicitation firm engaged by it. Grange also expects to make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record as nominees to forward this document and other solicitation materials to the beneficial owner of these shares. Grange will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation. Under certain circumstances, Grange must reimburse Community Bank System’s expenses incurred in connection with the merger. Please see “Termination Fee and Expenses” on page [     ].

Other Matters

      Grange is unaware of any matter to be presented at the special meeting other than the proposal to approve the merger agreement. If other matters are properly presented at the special meeting, the persons named in the proxy will have authority to vote all properly executed proxies in accordance with their judgment on any such matter. This includes, for example, any proposal to adjourn or postpone the special meeting. Proxies that have been designated to vote against approval of the merger agreement will not be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies to approve the merger agreement.

THE MERGER

      The detailed terms of the merger are contained in the merger agreement attached as Annex A to this document. The following discussion and the discussion under the caption “The Merger Agreement” describe the more important aspects of the merger and material terms of the merger agreement. These descriptions are only a summary and thus must be qualified by reference to the merger agreement, which is attached as Annex A. We urge you to read the merger agreement carefully because it is the legal document that actually governs your rights in the merger.

General

      Effect of the Merger; Management. The merger agreement provides that, after approval by the shareholders of Grange and the satisfaction or waiver of the other conditions to the merger, Grange will merge with and into Community Bank System, which will continue as the surviving corporation. The certificate of incorporation and bylaws of Community Bank System will be the certificate of incorporation and bylaws of Community Bank System after the merger. The directors and officers of Community Bank System immediately prior to the merger will be the directors and officers of Community Bank System after the merger until they resign or until their successors are duly elected and qualified. In addition, Brian R. Ace and Sally A. Steele, each currently a director of Grange, will be elected to the board of directors of Community Bank System following the merger. Upon completion of the merger, Thomas A. McCullough, President and Chief Executive Officer of Grange, will be appointed to serve as President, Pennsylvania Banking, of Community Bank System.

      Bank Merger. Following the merger of Community Bank System and Grange, we expect to merge Grange National Bank with and into Community Bank, with Community Bank being the continuing bank. We intend to complete this bank merger as soon as practicable after the completion of the merger of the parent companies. After the bank merger, Community Bank System intends to operate the existing business of Grange National Bank as additional branches of the Pennsylvania division of Community Bank doing business as “First Liberty Bank & Trust, a division of Community Bank, N.A.”

      Closing; Effectiveness of the Merger. We will close the merger on the first business day, or any other day we mutually agree to, after the satisfaction or waiver of all conditions to the merger agreement and after we obtain all necessary regulatory approvals. The merger will become effective on the date and at the time that we file a certificate or articles of merger with each of the Delaware Secretary of State and the Pennsylvania Secretary of State.

      We are working to complete the merger in the fourth quarter of calendar year 2003, but we must first obtain the necessary regulatory approvals and the approval of Grange shareholders at the special meeting, and satisfy other conditions. We cannot assure you as to when or if all the conditions to the merger will be met or waived, and it is possible that we will not complete the merger at all.

Background of the Merger

      Over the past three years, Grange had been approached three times by potential acquirors regarding various types of business combinations. Because the Grange board of directors did not find that any of the proposals would be likely to increase shareholder value, Grange did not pursue any of those transactions. The board of directors, however, recognized that due to the increasingly competitive market for customers and market share in the banking industry generally, and specifically in the Northeastern Pennsylvania geographic area, there could be advantages to a business combination with a larger financial institution.

      Community Bank System has historically concentrated its business activities on providing community banking services in its market areas in Upstate New York. Over the past several years, the environment for independent community banks in general, and specifically in the market areas served by Community Bank System have become increasingly competitive, in part because of competition from non-bank financial institutions. The resulting pressures on both margins and loan growth have been compounded by the high cost of maintaining skilled staff while simultaneously introducing competitive customer service technology and new products. As a result of these factors, Community Bank System has long recognized the need to grow and diversify, and has established an active program to identify, review and evaluate potential business combinations, acquisitions and other strategic opportunities in traditional banking and financial services businesses. As a part of this initiative, from time to time, Community Bank System has evaluated the relative merits of “whole bank” acquisitions, branch acquisitions and new branch openings. Because new branch openings tend to require a longer period of time to achieve the desired market share and name recognition with customers, Community Bank System has been emphasizing acquisitions in its efforts to implement its growth strategy.

      Over the last few years, Community Bank System began to focus on various opportunities to establish its presence in Pennsylvania to expand and diversify its market areas and customer base outside New York State. These efforts culminated in the merger with First Liberty Bank Corp. in May 2001, through which Community Bank System acquired 13 banking branches and 16 ATMs in Northeastern Pennsylvania.

      With the assistance of Janney Montgomery Scott LLC, an investment banking firm retained by Community Bank System to serve as its financial advisor, Community Bank System continued to explore opportunities to expand its Northeastern Pennsylvania operations after the merger agreement with First Liberty was signed. On April 3, 2001, while the First Liberty merger was pending, a representative of Janney Montgomery Scott arranged a meeting in Vestal, New York between Sanford A. Belden, President and Chief Executive Officer of Community Bank System, and Thomas A. McCullough, President and Chief Executive Officer of Grange. At this meeting, Messrs. Belden and McCullough met each other for the first time. The parties got acquainted with each other and talked about each company’s business at the meeting, but they kept the discussions general and did not discuss any potential acquisition. No further discussions took place between Community Bank System and Grange until late 2002.

      In connection with exploring various acquisition possibilities in Northeastern Pennsylvania for Community Bank System, a representative of Janney Montgomery Scott approached Mr. McCullough in late 2002 to gauge Grange’s interest in a possible strategic transaction with Community Bank System. On December 10, 2002, Janney Montgomery Scott provided to Mr. McCullough a preliminary transaction overview. On January 13, 2003, Mr. McCullough confirmed to Janney Montgomery Scott that Grange might be willing to consider the feasibility of a merger with Community Bank System, and that he would discuss the matter with the board of directors of Grange.

      Mr. McCullough reported his conversation with the representative of Janney Montgomery Scott at the January 22, 2003 meeting of the Grange board of directors. At this meeting, the Grange board determined it would be in the shareholders’ best interests to further explore the opportunity with Community Bank System and therefore authorized Mr. McCullough to conduct preliminary discussions with Community Bank System regarding a possible business combination.

      On January 30, 2003, Messrs. Belden and McCullough met in Scranton, Pennsylvania to hold a preliminary discussion concerning a possible transaction between their two companies. Mr. McCullough gave Mr. Belden a tour of Grange’s branch facilities, and they discussed the operating philosophies and strategies of their respective organizations as well as the possible merits and feasibility of combining the two organizations. They also reviewed issues such as the structure of the transaction, the integration of the combined operations, possible preservation of the Grange name, and role of Grange’s management team and directors in the combined entity.

      Mr. McCullough reported the results of the January 30, 2003 meeting to the Grange board on February 12, 2003, at which time the board authorized management to engage an investment banker to determine an appropriate price range for the proposed transaction and thereafter to assist Grange in its negotiations with Community Bank System.

      Subsequent to his meeting with Mr. McCullough, Mr. Belden had conversations with representatives of Janney Montgomery Scott concerning certain financial and other aspects of a possible transaction with Grange. Mr. Belden requested Janney Montgomery Scott to prepare a brief analysis on Grange to be presented at the next monthly board meeting of Community Bank System. Over the next few weeks, informal discussions occurred between Community Bank System and Grange.

      At the February 19, 2003 meeting of the board of directors of Community Bank System, Mr. Belden distributed an information memorandum on Grange prepared by Janney Montgomery Scott. Mr. Belden presented highlights of the information contained in the memorandum, with an emphasis on the financial analysis and the possible parameters of the transaction. After discussion, the board directed management to continue a dialogue with Grange and to report back on the status of the negotiations at the March board meeting, and authorized management to sign a confidentiality agreement with Grange.

      Community Bank System presented to Grange an offer letter, dated February 21, 2003, outlining the key terms of the merger being proposed by Community Bank System on a preliminary basis, subject to completion of satisfactory due diligence, board approvals, and negotiation and execution of definitive agreements.

      Mr. Belden met with the board of directors of Grange in Scranton, Pennsylvania on February 26, 2003, to discuss, among other things, whether Community Bank System’s business model was compatible with Grange’s customer base and geographic markets, including Community Bank System’s target customers and geographic markets, as well as Community Bank System’s business style and culture. The parties also discussed the name under which the Pennsylvania operations of the combined company would be conducted. At this meeting, Community Bank System also discussed the proposed financial terms and structure of a merger. The parties agreed to continue their discussions on the proposed merger.

      Periodically over the last ten years, Grange had been contacted by a number of investment bankers, including Sandler O’Neill & Partners, L.P., for various purposes. Grange decided to engage Sandler O’Neill based on its experience in the banking industry as well as its personal knowledge of the management of Community Bank System. On February 27, 2003, Mr. McCullough had his first discussion with a representative of Sandler O’Neill regarding the possible business combination of Grange and Community Bank System. Mr. McCullough met with another representative of Sandler O’Neill on the following day to have a more specific and detailed discussion of purchase price based upon Grange’s financial performance and the projected expense savings resulting from a business combination.

      Community Bank System signed a confidentiality agreement, dated March 6, 2003, with Grange.

      In the meantime, Mr. Belden instructed Community Bank System’s outside legal counsel, Bond, Schoeneck & King, PLLC, to begin preparing a draft employment agreement for Mr. McCullough, pursuant to which he would serve as President, Pennsylvania Banking, for Community Bank System and Community Bank. Janney Montgomery Scott continued to discuss the financial and other terms of the potential merger with Sandler O’Neill.

      On March 6, 2003, Messrs. Belden and McCullough had a telephone conversation in which they further discussed the terms of the merger, including purchase price, Mr. McCullough’s position with the combined company, potential cost saving opportunities after the merger, the name under which the combined company would operate its Pennsylvania operations following the merger, and Grange’s representation on Community Bank System’s board.

      At a Community Bank System board meeting held on March 19, 2003, Mr. Belden updated the board on the status of the discussions with Grange, including the then proposed financial terms of the transaction and the terms of employment being offered to Mr. McCullough. Mr. Belden also reviewed with the board certain post-merger consolidation and integration plans. After discussion, the board authorized management to continue the negotiations with Grange within the pricing range determined at the meeting.

      On April 16, 2003, Community Bank System’s board of directors spent a significant portion of the monthly board meeting reviewing the proposed merger with Grange. At the invitation of the board, representatives of Janney Montgomery Scott presented a thorough review of the transaction, including information on Grange’s branch network, senior management, financial position and operating results, as well as a pro forma financial model and an overview of select financial institutions in Northeastern Pennsylvania. The board then engaged in a lengthy discussion concerning various issues relating to the transaction. The board then authorized management to continue to proceed with a transaction with Grange along the general terms described during the meeting.

      On April 30, 2003, during the strategic/executive committee of the board of directors of Community Bank System, Mr. Belden gave an update of the revised offer presented to Grange as well as the anticipated impact of the recent market price of Community Bank System common stock on the stock component of the merger consideration.

      On May 7, 2003, Community Bank System’s board of directors held a special meeting by telephone conference call. At the invitation of the board, a representative of Janney Montgomery Scott also participated on the call. Mr. Belden and the representative of Janney Montgomery Scott apprised the board of the status of the negotiations with Grange, including the proposed schedule of mutual due diligence and the revised pro forma financials of the combined company in light of the then current offer terms and market price.

      By mid-May 2003, the companies determined that their negotiations had progressed to a point where Community Bank System should direct Bond, Schoeneck & King to commence drafting a definitive merger agreement.

      Community Bank System sent a team of employees and representatives to conduct on-site due diligence of Grange during the week of May 19, 2003. On May 21, 2003, Bond, Schoeneck & King distributed a draft merger agreement to Grange, Sandler O’Neill and Grange’s outside legal counsel, Dilworth Paxson LLP. Grange’s representatives conducted on-site due diligence of Community Bank System during the week of May 26, 2003. In addition, Grange hired Crowe, Chizek and Company, LLC, an independent consultant, to review Community Bank System’s asset quality. Crowe, Chizek conducted its investigation during the last week of May and reported its findings to the Grange board of directors by letter dated June 3, 2003.

      On May 27, 2003, Messrs. Belden and McCullough had a conversation concerning a few preliminary issues on the merger agreement. On May 28, 2003, attorneys from Dilworth Paxson and management of Grange held a conference call to discuss the draft merger agreement. Later in the same day, attorneys from Bond, Schoeneck & King and Dilworth Paxson held a conference call to address certain core issues pertaining to the merger. On the same day, Sandler O’Neill alerted Janney Montgomery Scott that Grange wished to negotiate a modification to the collar on the exchange ratio proposed in the initial draft of the merger agreement.

      On May 28, 2003, the Community Bank System board held its monthly meeting. Also invited to attend by the board were representatives from Janney Montgomery Scott and Bond, Schoeneck & King. The board reviewed with management and the outside advisors the proposed terms of the definitive merger agreement and other ancillary agreements, and reviewed the changes to the agreements proposed by Grange and its outside counsel. The board also heard detailed presentations on the findings of due diligence investigation. The board then reviewed an update to the presentation and financial analysis originally presented by Janney Montgomery Scott at the April 16, 2003 board meeting, based on the financial terms of the merger then being discussed by the parties. Following discussion, the board unanimously authorized Community Bank System to enter into the merger agreement and other transaction documents, subject to successful negotiation of a definitive merger agreement with changes acceptable to Mr. Belden within the parameters presented to the board.

      On May 31, 2003, Dilworth Paxson provided Bond, Schoeneck & King additional comments on the merger agreement. On June 2 and 3, 2003 Janney Montgomery Scott and Sandler O’Neill negotiated, on behalf of their respective clients, proposed revisions to certain financial terms of the merger agreement. Bond, Schoeneck & King circulated a revised draft of the merger agreement to Grange and Dilworth Paxson on June 4, 2003, and the attorneys for the parties continued to negotiate the terms of the merger agreement and the ancillary agreements.

      The board of directors of Grange met in the morning of June 6, 2003. Also invited by the board to attend were representatives of Sandler O’Neill and Dilworth Paxson. Mr. McCullough described to the board the negotiations over the previous few days with Community Bank System and Community Bank System’s revised proposal. Sandler O’Neill then made a presentation to the Grange board which included its oral opinion (which was subsequently confirmed in writing) that the cash and stock consideration offered by Community Bank System for Grange common stock was fair to Grange shareholders from a financial point of view. The board reviewed the form of merger agreement with the outside advisors. After questions by and discussion among the members of the Grange board and after consideration of the factors described under “Grange’s Reasons for the Merger; Recommendation of the Grange Board” on page [     ], the Grange board unanimously approved the proposed transaction and the merger agreement substantially in the form presented at the meeting.

      The parties continued to work out the details of the merger agreement over the next day, and Messrs. Belden and McCullough executed and delivered the merger agreement on behalf of their respective companies as of June 7, 2003. Prior to the opening of the markets on the next business day, June 9, 2003, the parties issued a joint press release to announce the execution of the merger agreement. All of the directors and executive officers of Grange executed the voting agreements effective as of June 7, 2003.

      On August 7, 2003, Messrs. Belden and McCullough executed an amendment to the merger agreement which, among other things, extended the termination date under the agreement to March 31, 2004 and made a technical revision intended to preserve the Federal income tax treatment applicable to shares underlying incentive stock options for employees of Grange who exercised incentive stock options in late 2002.

Community Bank System’s Reasons for the Merger

      In reaching its determination to approve and adopt the merger agreement, the board of directors of Community Bank System considered a number of factors, including:

•	the complementary geographical locations of Grange’s branch network, which will augment Community Bank System’s operations in the market areas in Northeastern Pennsylvania where Community Bank System already has a significant presence, and thereby increase its market share in those areas;

•	the opportunity to further diversify Community Bank System’s geographical markets and customer base as a whole, by increasing the size of its Pennsylvania operations through the merger, and to do so in smaller markets akin to those in New York in which it operates;

•	the leadership, experience and management skills that Thomas A. McCullough, President and Chief Executive Officer of Grange, is expected to bring to the management and oversight of all of the Pennsylvania operations of the combined company after the merger;

•	Grange’s history of strong growth in earnings, loans and deposits;

•	Community Bank System’s past experience and success in the acquisition and integration of a bank holding company with operations in Northeastern Pennsylvania, namely First Liberty;

•	the fact that the merger is expected to be accretive to operating earnings per share of Community Bank System within the first full fiscal year of combined operations, and that the merger is expected to be immediately accretive to the book value per share of Community Bank System;

•	the potential for the combined company to enhance non-interest income growth by providing financial products and services not currently offered by Grange, such as online banking, benefit plan administration, investment management, comprehensive cash management, brokerage services and insurance, to customers of Grange, and by leveraging Grange’s title insurance business, which Community Bank System does not currently have, in the operations of the combined company;

•	the business, operations, technology, asset quality, competitive position, stock price performance, financial condition and results of operations of Grange on an historical and a prospective basis;

•	the anticipated operating efficiencies, cost savings and opportunities for revenue enhancements of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•	the possible range of the exchange ratios for the merger and the resulting relative interests of Community Bank System stockholders in the common stock of the combined company, and the amount of total cash consideration to be paid in the merger;

•	the fact that the election feature of the merger would result in the exchange of cash for between 30% to 45% of the outstanding shares of Grange common stock, which would significantly reduce the amount of dilution experienced by Community Bank System stockholders in the merger as compared to in an all stock merger;

•	the collar range on the exchange ratio in the merger agreement, which would limit the possible dilution experienced by Community Bank System stockholders as a result of fluctuations in the market price of Community Bank System while the merger is pending, as well as Community Bank System’s ability to terminate the agreement if the market price of its common stock over a specified period falls under a certain level;

•	the deal protection provided by the termination fee of $3,165,000, plus the reimbursement of out-of-pocket transaction expenses of up to $200,000, payable under certain circumstances in the event of the termination of the merger agreement due to a competing offer or certain other reasons, which is intended to discourage third parties from making a competing offer to acquire Grange by increasing the financial cost of acquisition by third parties;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals required for the merger.

      For the reasons above, Community Bank System’s board of directors has unanimously approved the merger agreement and the merger. This discussion of the factors considered by Community Bank System’s board of directors does not list every factor considered by the board but includes all material factors considered by the board. In reaching its determination to approve and adopt the merger agreement, the board did not give relative or specific importance to each of the factors listed above, and individual directors may have given differing importance to different factors.

Grange’s Reasons for the Merger; Recommendation of Grange’s Board of Directors

      The board of directors of Grange has considered the terms and provisions of the merger agreement and concluded that they are fair to the shareholders of Grange and that the merger is in the best interests of Grange and its shareholders. Grange’s board believes that the merger will provide Grange shareholders the opportunity to obtain an attractive price for their Grange shares, and for Grange shareholders who receive Community Bank System common stock to realize significant long-term value through a combination of Grange with a larger institution with favorable financial characteristics and greater financial and product resources. The transaction will provide Grange shareholders with a premium to Grange’s recent stock prices and will also provide them with increased liquidity on their stock.

      The board of directors of Grange believes that the merger will provide Grange with additional resources necessary to compete more effectively in the Northeastern Pennsylvania market. In addition, the board of Grange believes that the customers and communities served by Grange will benefit from its enhanced abilities to meet their banking needs through new, specialized and innovative financial services and products which can be provided by a larger organization such as Community Bank System.

      In reaching its decision to approve the merger agreement, the Grange board consulted with management as well as with Grange’s financial and legal advisors, and considered a variety of factors, including the following:

•	The premium represented by the cash and stock consideration offered to Grange shareholders in relation to the market value, book value and earnings per share of Grange common stock;

•	Increased liquidity to Grange shareholders who receive Community Bank System common stock in the merger because Community Bank System common stock is listed on the New York Stock Exchange;

•	The business operations, financial condition, earnings and prospects of each of Grange and Community Bank System, individually and on a combined basis, including the opportunities for combined cost savings. In making its determination, the Grange board took into account the results of Grange’s due diligence review of Community Bank System’s business;

•	The current and prospective environment for financial institutions generally, the trend toward consolidation in the financial services industry, and general business, economic and market conditions in Northeastern Pennsylvania;

•	The structure of the transaction, including the anticipated tax-free nature of the merger with respect to the portion of the merger consideration consisting of shares of Community Bank System common stock;

•	The record of dividends paid on the stock of each company and the market value and market acceptance of Grange common stock and Community Bank System common stock;

•	Enhancement of strategic alternatives for growth in terms of market share, facility improvements and range of financial service product offerings;

•	Grange board and senior management representation in the combined company, commencing upon closing, including the appointment of Thomas A. McCullough as President of Pennsylvania Banking for Community Bank System and the appointment of two Grange directors to the Community Bank System’s board;

•	The belief that Grange and Community Bank System share a common vision with respect to delivering financial performance and shareholder value and that their management and employees possess complementary skills and expertise;

•	The expectation that the merger would result in synergies for the combined company’s operations and allow the combined entity to be a competitive force in the banking-related markets in Northeastern Pennsylvania;

•	The effects of the merger on Grange employees, customers and the communities served by Grange;

•	A review of alternatives to the merger, including the alternative of remaining independent and continuing to grow; and

•	A review of the terms of the merger agreement with Grange’s legal advisors and the opinion of Grange’s financial advisors.

      This discussion of the information and factors considered by the Grange board of directors is not intended to be exhaustive but includes all the material factors considered by the Grange board. In reaching its determination to approve and recommend the merger agreement, the Grange board did not assign any relative or specific weights to those acts, and individual directors may have given differing weights to different factors.

      The Grange board believes that the merger is fair to, and in the best interests of, Grange and Grange shareholders. Accordingly, the Grange board has unanimously approved the merger agreement and unanimously recommends that Grange shareholders vote “FOR” approval of the merger agreement.

Opinion of Grange’s Financial Advisor

      By letter dated March 5, 2003, Grange retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Community Bank System. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

      Sandler O’Neill acted as financial advisor to Grange in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the June 6, 2003 meeting at which Grange’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing on June 7, 2003, that, as of such dates, the merger consideration was fair to Grange’s shareholders from a financial point of view. Sandler O’Neill has confirmed its June 7th opinion by delivering to the board a written opinion dated the date of this proxy statement/ prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

      Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Grange board and is directed only to the fairness of the merger consideration to Grange shareholders from a financial point of view. It does not address the underlying business decision of Grange to engage in the merger or any other aspect of the merger and is not a recommendation to any Grange shareholder as to how such shareholder should vote at the special meeting with respect to the merger, the form of consideration a shareholder should elect in the merger or any other matter.

      In connection with rendering its June 7, 2003 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement, together with certain of the exhibits and schedules thereto;

•	certain publicly available financial statements and other historical financial information of Grange that they deemed relevant;

•	certain publicly available financial statements and other historical financial information of Community Bank System that they deemed relevant;

•	financial projections for Grange for the year ending December 31, 2003 prepared by and reviewed with management of Grange;

•	earnings per share projections for Community Bank System for the year ending December 31, 2003 provided by management of Community Bank System and earnings per share estimates for Community Bank System for the year ending December 31, 2004 published by I/ B/ E/ S;

•	the pro forma financial impact of the merger on Community Bank System, based on assumptions relating to earnings projections, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Community Bank System and Grange;

•	the publicly reported historical price and trading activity for Grange’s and Community Bank System’s common stock, including a comparison of certain financial and stock market information for Grange and Community Bank System with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

      Sandler O’Neill also discussed with the senior managements of Grange and Community Bank System their views of the business, financial condition, results of operations and prospects of their respective companies. In connection with its engagement, Sandler O’Neill was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

      In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Grange and Community Bank System that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Grange or Community Bank System or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Grange or Community Bank System, nor did it review any individual credit files relating to Grange or Community Bank System. With Grange’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Grange and Community Bank System were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of Grange or Community Bank System.

      Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed that there has been no material change in Grange’s and Community Bank System’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to them, that Grange and Community Bank System will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes.

      In rendering its June 7, 2003 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Grange or Community Bank System and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Grange or Community Bank System and the companies to which they are being compared.

      The earnings projections for Grange and Community Bank System used and relied upon by Sandler O’Neill in its analyses were based upon internal financial projections in the case of Grange and upon internal earnings projections and published I/ B/ E/ S earnings estimates in the case of Community Bank System. With respect to such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, Grange’s and Community Bank System’s managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Grange and Community Bank System, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections and estimates provided by management of Grange and Community Bank System were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Grange, Community Bank System and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Grange board at the June 6th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Grange’s common stock or Community Bank System’s common stock or the prices at which Grange’s or Community Bank System’s common stock may be sold at any time.

      Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Community Bank System’s common stock on June 5, 2003 of $38.50 and assuming 70% of Grange’s shares are converted into Community Bank System stock and the remaining 30% are converted into cash in the merger, Sandler O’Neill calculated an implied transaction value of $45.33 per share. Based upon Grange’s March 2003 financial information, Sandler O’Neill calculated the following ratios:

Proposed Transaction Ratios

Transaction value/LTM EPS	21.05	x
Transaction value/2003 Projected EPS(1)	18.74	x
Transaction value/Tangible book value per share	285.60%
Transaction value/Stated book value per share	284.99%
Tangible book premium/Core deposits(1)	29.80%

(1)	Based on I/ B/ E/ S median.

(2)	Assumes Grange’s total core deposits of $184.5 million.

      The aggregate transaction value was approximately $81 million, based upon 1.6 million shares of Grange common stock outstanding and including the intrinsic value of options outstanding to purchase 197,751 shares with a weighted average strike of $9.72 per share. For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. Sandler O’Neill noted that the transaction value represented a 17.44% premium over the June 5, 2003 closing price of Grange’s common stock.

      Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Grange’s common stock and Community Bank System’s common stock and the relationship between the movements in the prices of Grange’s common stock and Community Bank System’s common stock, respectively, to movements in certain stock indices, including the Standard & Poor’s 500 Index, S&P Bank Index, the NASDAQ Bank Index and the median performance of composite peer groups of publicly traded regional commercial bank institutions selected by Sandler O’Neill. During the one year period ended June 4, 2003, Grange’s and Community Bank System’s common stock outperformed each of the indices to which it was compared.

Grange’s and Community Bank System’s One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	June 4, 2002	June 4, 2003

Grange	100%	180.84%
Grange Peers	100%	129.29%
NASDAQ Bank Index	100%	105.98%
S&P Bank Index	100%	99.22%
S&P 500	100%	94.77%

	Beginning Index Value	Ending Index Value
	June 4, 2002	June 4, 2003

Community Bank System	100%	124.38%
Community Bank System Peers	100%	107.51%
NASDAQ Bank Index	100%	105.98%
S&P Bank Index	100%	99.22%
S&P 500	100%	94.77%

      Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Grange and a peer group of financial institutions selected by Sandler O’Neill. The peer group consisted of Grange and the following publicly traded regional commercial banks:

Codorus Valley Bancorp, Inc.	East Penn Bank
Eagle Bancorp, Inc.	1st Constitution Bancorp
Community Bancorp of New Jersey	Sussex Bancorp
Jeffersonville Bancorp	Abigail Adams National Bancorp, Inc.
Carrollton Bancorp	Annapolis Bancorp, Inc.
Evans Bancorp, Inc.	Bridge Street Financial, Inc.
Glen Burnie Bancorp	Boardwalk Bank
Parke Bank

      Sandler O’Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for Community Bank System. The Community Bank System peer group consisted of Community Bank System and the following publicly traded regional commercial banks:

Fulton Financial Corporation	Wilmington Trust Corporation
Hudson United Bancorp	Susquehanna Bancshares, Inc.
Provident Bankshares Corp.	First Commonwealth Financial Corporation
Trust Company of New Jersey	NBT Bancorp, Inc.
United National Bancorp	National Penn Bancshares
S&T Bancorp Inc.	TrustCo Bank Corp NY
U.S.B Holding Company	Harleysville National Corp.
Sandy Spring Bancorp Inc.	Yardville National Bancorp

      The analysis compared publicly available financial information for Grange and the Grange peer group, and Community Bank System and the Community Bank System peer group as of and for each of the years ended December 31, 1998 through December 31, 2002 and as of and for the twelve months ended March 31, 2003. The table below sets forth the comparative data as of and for the twelve months ended March 31, 2003, with pricing data as of June 5, 2003.

Comparable Group Analysis

Grange	Community	Community
Grange	Peers	Bank System	Peers

Total assets (in thousands)	$278	$283	$3,375	$3,518
Tangible equity/ Tangible assets	9.35%	8.21%	6.28%	6.56%
Intangible assets/ Total equity	0.21%	0.00%	39.63%	9.72%
Net loans/ Total assets	55.49%	59.01%	53.14%	56.37%
Gross loans/ Total deposits	72.17%	73.01%	71.79%	82.26%
Total borrowings/ Total assets	12.19%	6.88%	10.82%	15.05%
Non-performing assets/ Total assets	0.25%	0.42%	0.42%	0.47%
Loan loss reserves/ Gross loans	0.97%	1.30%	1.50%	1.33%
Net interest margin	4.20%	4.02%	4.70%	3.94%
Non-interest income/ Average assets	0.67%	0.90%	0.92%	0.96%
Non-interest expense/ Average assets	2.28%	3.27%	2.80%	2.81%
Efficiency ratio	52.50%	70.36%	59.27%	59.03%
Return on average assets	1.50%	0.92%	1.17%	1.29%
Return on average equity	16.02%	10.03%	12.95%	16.15%
Price/ Tangible book value per share	241.01%	165.81%	244.49%	265.16%
Price/ LTM core EPS(1)	17.23	x	15.19	x	13.18	x	15.17	x
Dividend payout ratio	26.47%	25.14%	37.75%	47.96%
Dividend yield	1.53%	1.48%	2.98%	3.08%

(1)	Core earnings is net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items, assuming a tax rate of 35%.

      Analysis of Selected Merger Transactions. Sandler O’Neill reviewed merger transactions announced during the period January 1, 2003 through June 4, 2003 involving publicly traded commercial banking institutions as acquired institutions with transaction values greater than $15 million. Sandler O’Neill reviewed 41 transactions announced nationwide and 9 transactions announced in the Mid-Atlantic region. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to 2003 estimated earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for both groups of transactions. These multiples were applied to Grange’s financial information as of and for the twelve months ended March 31, 2003. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Grange’s common stock of $34.91 to $58.29 based upon the median multiples for nationwide transactions and $41.15 to $58.29 based upon the median multiples for Mid-Atlantic transactions. The implied transaction value of the merger as calculated by Sandler O’Neill was $45.33 per share.

2003 Nationwide and Mid-Atlantic Transaction Multiples

	Nationwide			Mid-Atlantic

	Median Multiple		Implied Value	Median Multiple		Implied Value

Price/ LTM EPS	20.15	x	$44.59	23.13	x	$51.18
Price/ Book value	219.52%		$34.91	258.71%		$41.15
Price/ Tangible book value	226.74%		$35.99	283.90%		$45.06
Tangible book premium/Core deposits(1)	15.45%		$33.25	21.63%		$40.20
Premium to market(2)	52.38%		$58.29	52.38%		$58.29

(1)	Assumes 14.63% of total deposits are non-core deposits.

(2)	Based on Grange’s June 4, 2003 closing price of $38.25.

      Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Grange through December 31, 2006, assuming Grange’s projected dividend stream and that Grange performed in accordance with the earnings projections reviewed with management. For periods after 2003, based on discussions with Grange’s management, Sandler O’Neill assumed an annual growth rate of earnings per share of 10.0%. To approximate the terminal value of Grange common stock at December 31, 2006, Sandler O’Neill applied price/earnings multiples ranging from 10x to 20x and multiples of tangible book value ranging from 100% to 285%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8% to 12% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Grange common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Grange common stock of $23.37 to $50.77 when applying the price/earnings multiples and $18.49 to $54.85 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O’Neill was $45.33 per share.

Earnings Per Share Multiples

Discount Rate	10x	12x	14x	16x	18x	20x

8.0	$26.65	$31.47	$36.30	$41.42	$45.95	$50.77
9.0	25.78	30.44	35.10	39.76	44.42	49.08
10.0	24.94	29.45	33.95	38.45	42.96	47.46
11.0	24.14	28.49	32.85	37.20	41.55	45.91
12.0	23.37	27.58	31.79	36.00	40.21	44.42

Tangible Book Value Per Share Multiples

Discount Rate	100%	140%	180%	220%	260%	285%

8.0	$21.04	$28.35	$35.66	$42.97	$50.28	$54.85
9.0	20.36	27.42	34.48	41.54	48.61	53.02
10.0	19.71	26.54	33.36	40.18	47.01	51.27
11.0	19.09	25.69	32.28	38.88	45.47	49.59
12.0	18.49	24.87	31.25	37.63	44.00	47.99

      Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of Community Bank System through December 31, 2006, assuming Community Bank System’s projected dividend stream and that Community Bank System performed in accordance with median I/ B/ E/ S estimates. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earning per share of 8.0% based on the I/ B/ E/ S projected long-term growth rate of earnings per share. To approximate the terminal value of Community Bank System common stock at December 31, 2006, Sandler O’Neill applied price/earnings multiples ranging from 8x to 18x and multiples of tangible book value ranging from 175% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8% to 12% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Community Bank System common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Community Bank System common stock of $22.94 to $53.84 when applying the price/earnings multiples and $32.25 to $60.08 when applying multiples of tangible book value. The closing price of Community Bank System’s common stock on June 4, 2003 was $38.50 per share.

Earnings Per Share Multiples

Discount Rate	10x	12x	14x	16x	18x	20x

8.0	$26.06	$31.61	$37.17	$42.73	$48.28	$53.84
9.0	25.23	30.59	35.96	41.33	46.70	52.06
10.0	24.43	29.62	34.80	39.99	45.18	50.36
11.0	23.67	28.68	33.70	38.71	43.72	48.74
12.0	22.94	27.78	32.63	37.48	42.33	47.18

Tangible Book Value Per Share Multiples

Discount Rate	175%	200%	225%	250%	275%	300%

8.0	$36.72	$41.39	$46.07	$50.74	$55.41	$60.08
9.0	35.53	40.04	44.56	49.07	53.59	58.10
10.0	34.39	38.75	43.11	47.48	51.84	56.20
11.0	33.30	37.51	41.73	45.95	50.16	54.38
12.0	32.25	36.33	40.40	44.48	48.56	52.63

      In connection with its analyses, Sandler O’Neill considered and discussed with the Grange board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, the growth rate of earnings per share and dividend payout ratio. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

      Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, based upon (1) 30% of the Grange shares are exchanged for cash at a value of $42.50 per share, (2) 70% of the Grange shares are exchanged for Community Bank System common stock at an exchange ratio of 1.209, (3) the earnings per share estimates and projections of Grange and Community Bank System consistent with management projections and median I/ B/ E/ S earnings per share estimates and long-term earnings per share growth estimates as discussed above, and (4) charges and transaction costs associated with the merger, cost savings determined by the senior managements of Grange and Community Bank System and share repurchase assumptions projected by Community Bank System. The analysis indicated that for the year ending December 31, 2004, the first full year following the merger, the merger would be neutral to the combined company’s projected earnings per share and dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Proposed Transaction Ratios

	Stand-alone(1)	Pro Forma

Projected 2004 EPS	3.18	3.18
Projected tangible Book Value/ Share	19.15	16.17

(1)	As of December 31, 2004

      Grange has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of $175,000, which is contingent, and payable, upon closing of the merger. Grange has also paid Sandler O’Neill a fee of $125,000 for rendering its opinion. Grange has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement up to a maximum of $5,000 and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

      Sandler O’Neill has in the past provided certain other investment banking services to Grange and has received compensation for such services. In addition, in the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Grange and Community Bank System and their respective affiliates and may actively trade the debt and/or equity securities of Grange and Community Bank System and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Voting and Affiliate Agreements with Directors and Executive Officers of Grange

      Community Bank System has entered into a voting agreement with each director and executive officer of Grange. Pursuant to the agreement, each director and executive officer of Grange has agreed to vote in favor of the merger agreement all of his or her shares of Grange common stock that he or she is entitled to vote. The merger agreement also requires Grange to use its best efforts to cause each of its “affiliates” (as defined in the Securities Act) to enter into an affiliate agreement designed to ensure compliance with Rule 145 under the Securities Act.

Financial Interests of Certain Grange Directors and Executive Officers in the Merger

      Certain members of management and directors of Grange have financial interests in the merger that are different from, and may conflict with, interests of Grange shareholders. The Grange board of directors was aware of these interests and considered them in approving the merger agreement.

Stock Options

      As of the record date for the special meeting, Grange directors and executive officers held options to purchase a total of [                    ] shares of Grange common stock. On the effective date of the merger, each outstanding Grange option will convert into an option to acquire shares of Community Bank System common stock. All unvested options will be accelerated and become immediately exercisable in full. The number of shares of Community Bank System common stock issuable upon the exercise of the converted option will equal the number of shares of Grange common stock covered by the option multiplied by the applicable exchange ratio for the merger, and the exercise price for each share of Community Bank System common stock will be the stated exercise price of the option divided by the applicable exchange ratio. Shares issuable upon the exercise of options to acquire Community Bank System common stock will be issuable in accordance with the terms of the respective plans and grant agreements.

Indemnification; Directors’ and Officers’ Insurance

      Community Bank System has agreed to indemnify all directors, officers, and employees of Grange for a period of five years to the fullest extent permitted by law against:

•	all liabilities and expenses relating to claims, proceedings, or investigations resulting from the person’s status as a director, officer, or employee of Grange or any Grange subsidiary, whether pertaining to matters existing prior to the merger and whether asserted prior to or after the merger; and

•	all liabilities and expenses relating to claims, proceedings or investigations arising out of the merger agreement or the merger.

      Community Bank System has also agreed that all rights to indemnification and all limitations on liability existing in favor of Grange’s directors, officers and employees provided in Grange’s articles of incorporation, bylaws or similar governing documents with respect to matters occurring prior to the merger will continue in full force and effect for a period of four years after the merger. Community Bank System has agreed to honor those commitments as though it were the indemnifying party. Community Bank System will maintain Grange’s existing directors’ and officers’ liability insurance policy, or a policy providing comparable coverage amounts on terms no less favorable, covering those persons for a period of three years from the date of the merger, subject to certain maximum cost limits.

Thomas A. McCullough Employment Agreement

      Thomas A. McCullough, President and Chief Executive Officer of Grange, has an employment agreement with Grange under which he would be entitled to receive a severance payment of approximately $430,000 as a result of the merger. Community Bank System will pay this amount to Mr. McCullough in the form of a one-time signing bonus under a new employment agreement he will enter into with Community Bank System and Community Bank. This signing bonus will be paid in lieu of any severance that Mr. McCullough would otherwise be entitled to receive under his current employment agreement with Grange.

      Mr. McCullough’s new employment agreement with Community Bank System and Community Bank will take effect upon completion of the merger and will expire on December 31, 2007. His execution of the employment agreement is a condition to the closing of the merger. Pursuant to this agreement, Mr. McCullough will serve as President, Pennsylvania Banking, and will receive an annual base salary of at least $185,000. Mr. McCullough will also be entitled to participate in Community Bank System’s management incentive plan. Under this plan, his bonus participation level will be determined by the board of directors of Community Bank System in accordance with the terms of the plan, but he will be guaranteed a minimum incentive bonus of $45,000 per year for fiscal 2003 and 2004 (prorated for 2003, based on the number of weeks remaining in the year after the completion of the merger). In addition, Community Bank System has agreed to pay a retention bonus of $75,000 in the event that Mr. McCullough remains in the employ of Community Bank System and Community Bank on the first anniversary of the merger. Mr. McCullough is also entitled to participate in employee benefit plans maintained by Community Bank System and Community Bank for their executive employees. Community Bank System and Community Bank also agreed to reimburse certain expenses incurred by Mr. McCullough, including relocation expenses, country club dues and travel expenses.

Advisory Board

      Following the merger, Community Bank System will invite the former members of Grange’s board of directors, other than Brian R. Ace and Sally A. Steele who will be appointed to the board of directors of Community Bank System, to serve on an advisory board. President and Chief Executive Officer of Community Bank System will also serve on the advisory board. The advisory board will advise Community Bank on the deposit, lending and financial services activities in Grange’s former market area and generally work to ensure a smooth transition of business relationships and the continued development of business relationships throughout Grange’s former market area. The advisory board will be maintained for three years after the merger, and each member of the advisory board, other than President and Chief Executive Officer of Community Bank System, will be paid for each meeting of the advisory board he or she attends at a rate equal to $10,000 per annum divided by the number of meetings held in any given year. Community Bank System may, in its sole discretion, merge this advisory board with the advisory board established in connection with its acquisition of First Liberty.

Continued Director Fees

      Two current directors of Grange, Brian R. Ace and Sally A. Steele, will become directors of Community Bank System and Community Bank. As such, they will receive directors’ fees and benefits in accordance with Community Bank System’s policies on compensation of non-employee directors from time to time. See “Directors” on page [     ] for more information.

Material Federal Income Tax Consequences

      Generally. The following discussion addresses the material Federal income tax considerations of the merger that are generally applicable to Grange shareholders. The following discussion does not deal with all

Federal income tax considerations that may be relevant to certain Grange shareholders in light of their particular circumstances, such as shareholders who:

•	are dealers in securities;

•	are insurance companies or tax-exempt organizations;

•	are subject to alternative minimum tax;

•	hold their shares as part of a hedge, straddle or other risk reduction transaction;

•	are foreign persons;

•	dissent from the merger (see “Federal Income Tax Treatment of Dissenters” below); or

•	acquired their Grange common stock through stock options or otherwise as compensation.

      In addition, it does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions completed before or after the merger, such as the exercise of options or rights to purchase Grange common stock in anticipation of the merger.

      The following discussion is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, all as of the date of this document, all of which are subject to change. Any change could be applied to transactions that were completed before the change, and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to Community Bank System, Grange and Grange shareholders.

      Neither Grange nor Community Bank System has requested or will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. Dilworth Paxson LLP, Grange’s attorneys, and PricewaterhouseCoopers, Community Bank System’s independent auditors, have rendered opinions as of [                    ] and, as a condition to the completion of the merger, will again render updated opinions at the closing of the merger, to Grange and Community Bank System, respectively, to the effect that:

•	the merger constitutes a tax-free “reorganization” within the meaning of Section 368(a);

•	the merger will not result in the recognition of gain or loss for federal income tax purposes to Grange or Community Bank System;

•	Grange shareholders will not recognize gain or loss if they receive only shares of Community Bank System common stock in the merger, but gain or loss will be recognized by Grange shareholders with respect to cash received in lieu of fractional shares;

•	each Grange shareholder will recognize gain, but not loss, on the exchange in the merger of Grange common stock for Community Bank System common stock and cash, in an amount equal to the lesser of the amount of gain realized by the Grange shareholder with respect to the exchange or the amount of cash received;

•	each Grange shareholder’s total tax basis in the Community Bank System common stock received in the merger will be the same as the total tax basis of the shares of Grange common stock exchanged in the merger, decreased by the amount of any cash received in the merger and any tax basis allocable to fractional shares, if any, of Community Bank System common stock for which cash is received, and increased by the amount of gain recognized by Grange shareholder with respect to cash received; and

•	each Grange shareholder’s holding period in the Community Bank System common stock issued in the merger will include the period during which the Grange shareholder held the Grange common stock exchanged in the merger, provided that he or she held the Grange common stock as capital assets at the effectiveness of the merger.

      The opinions that are to be rendered will be based upon the assumption that the merger will take place in the manner described in the merger agreement. The tax opinions will also assume the truth and accuracy of certain factual representations that have been made by Grange and Community Bank System which are customarily given in transactions of this kind.

      Federal Income Tax Treatment of Dissenters. If a Grange shareholder effectively dissents from the merger and receive cash for his or her shares, the Grange shareholder will recognize a gain (or loss) for federal income tax purposes equal to the amount by which the cash received for those shares exceeds, or is less than, the tax basis for the shares. The amount of that gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time a Grange shareholder held the shares, whether he or she held the shares as a capital asset, and whether he or she actually owns Community Bank System common stock or are deemed to own shares of Grange common stock or Community Bank System common stock pursuant to the applicable constructive ownership rules. In certain circumstances, a Grange shareholder can be deemed for tax purposes to own shares that are actually owned by a non-dissenter that is related to him or her, or to own shares of Community Bank System common stock, with the possible result that the cash received upon the exercise of dissenters’ rights could be treated as a dividend received pursuant to a corporate distribution rather than as an amount received pursuant to a sale or exchange of Grange common stock.

      Caveat. Grange shareholders should recognize that opinions of PricewaterhouseCoopers and Dilworth Paxson are not binding on the Internal Revenue Service or the courts. If the Internal Revenue Service were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each shareholder of Grange would be required to recognize gain or loss equal to the difference between (1) the fair market value of all Community Bank System common stock, and the amount of cash, received in the merger and (2) the tax basis in the Grange common stock surrendered in the merger. If this were to occur, each Grange shareholder’s total initial tax basis in the Community Bank System common stock received would be equal to its fair market value, and the holding period for the Community Bank System common stock would begin the day after the merger. Assuming that any cash received would not be treated as dividend as described above, the gain or loss would be a long-term capital gain or loss if the holding period for the Grange common stock was more than one year and the Grange common stock was a capital asset in the hands of a Grange shareholder.

      The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Grange shareholder. We urge you to consult with your own tax advisors regarding the specific tax consequences of the merger to you, including the applicability and effect of foreign, state, local, and other tax laws.

Accounting Treatment of the Merger

      The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Grange’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Community Bank System. Any difference between the purchase price for Grange and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Community Bank System in connection with the merger will be amortized to expense in accordance with the new rules. The financial statements of Community Bank System issued after the merger will reflect the results attributable to the acquired operations of Grange beginning on the date of completion of the merger.

Resales of Community Bank System Common Stock

      The shares of Community Bank System common stock to be issued to Grange shareholders in the merger will be registered under the Securities Act. These shares may be traded freely and without restrictions by a

Grange shareholder if he or she is not an “affiliate” of Grange at the time of the special meeting. As defined by the Securities Act, an affiliate of Grange is any person or entity that directly or indirectly controls, is controlled by or is under common control with Grange. Affiliates generally include directors, executive officers and 10% or greater shareholders of Grange. Under most circumstances, affiliates must comply with Rule 145 under the Securities Act before selling any Community Bank System common stock they receive in the merger.

      Under Rule 145, during the one-year period after the completion of the merger, affiliates of Grange may resell shares of Community Bank System common stock received by them in the merger only through unsolicited “brokers transactions” or in transactions directly with a “market maker,” as those terms are defined in Rule 144 under the Securities Act. In addition, during this one-year period after the merger, the number of shares to be sold by an affiliate (together with certain related persons) may not exceed the greater of:

•	1% of the total number of the outstanding shares of Community Bank System common stock; or

•	the average weekly trading volume of Community Bank System common stock during the four calendar weeks preceding the proposed sale.

      After the end of one year from the merger, an affiliate would be able to sell Community Bank System common stock received in the merger without the requirements or limitations described above, provided that Community Bank System was current with its periodic filings with the SEC. Two years after the merger, an affiliate would be able to sell the shares of Community Bank System common stock received in the merger without any restrictions.

      In addition, persons who become affiliates of Community Bank System after the merger may resell shares of Community Bank System common stock issued in the merger, subject to similar limitations and certain filing obligations specified in Rule 144.

      The merger agreement requires Grange to use its reasonable best efforts to cause any person who is identified by us as an affiliate of Grange for purposes of Rule 145 to deliver to Community Bank System, within 30 days of the date of the merger agreement, an agreement which contains provisions intended to ensure compliance with the Securities Act and Rule 145.

New York Stock Exchange Listing

      Community Bank System has agreed to make an application to list the shares of its common stock to be issued in the merger on the New York Stock Exchange. The stock must be authorized for listing on the New York Stock Exchange, subject to official notice of issuance, for the merger to be completed.

Regulatory Approvals and Notices for the Merger

      Under the merger agreement, Grange and Community Bank System have agreed to submit applications for all necessary regulatory approvals and to give all requisite notices to governmental agencies regarding both the merger of Grange and Community Bank System and the merger of Grange National Bank and Community Bank. These include approvals of and notices to the Comptroller of the Currency, the Federal Reserve Board and the Pennsylvania Department of Banking.

      The closing of the merger of Grange and Community Bank System is conditioned upon the receipt of all approvals of regulatory authorities required for both mergers, the expiration of all notice periods and waiting periods after the grant of regulatory approvals, and the satisfaction of all conditions contained in any regulatory approvals.

      The Comptroller of the Currency. The merger of Grange National Bank and Community Bank is subject to approval by the Comptroller of the Currency. Community Bank filed this application on August 11, 2003 and expects the processing of the application to be completed by September 25, 2003.

      The merger may not be completed until the 15th day following the date of the approval by the Comptroller of the Currency. During this 15-day period, the United States Department of Justice may comment adversely on the merger or challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Comptroller of the Currency approval unless a court specifically orders otherwise.

      You should be aware that the approval by the Comptroller of the Currency:

•	reflects only its views that the merger does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness;

•	is not an opinion of the Comptroller of the Currency that the merger is financially favorable to the shareholders of Grange or that the Comptroller of the Currency has considered the adequacy of the terms of the merger; and

•	is not an endorsement of or recommendation for the merger.

      Federal Reserve Board. Under federal regulations, the merger of Grange and Community Bank System is eligible for an expedited review process which requires Community Bank System to file certain information with the Federal Reserve Board at least 10 days prior to the consummation of the merger during which time the Federal Reserve Board determines if a full application is required. Community Bank System made the filing with the Federal Reserve Board on August 11, 2003.

      Pennsylvania Department of Banking. Under the Pennsylvania Banking Code of 1965, the merger of Community Bank System and Grange is subject to the prior approval of the Pennsylvania Department of Banking. We filed an application for approval on [                    ]. Further, under the Pennsylvania Banking Code, notice of the merger of Community Bank and Grange National Bank needs to be given to the Pennsylvania Department of Banking. We gave this notice on [                    ].

THE MERGER AGREEMENT

Conversion of Grange Common Stock

      At the effective time of the merger, each outstanding share of Grange common stock will be converted into, at the election of each Grange shareholder, either:

•	a number of shares of Community Bank System common stock equal to the applicable exchange ratio for each share of Grange common stock owned. The exchange ratio will be fixed at 1.209 unless:

•	the market price (as determined below) of Community Bank System common stock is greater than $40.43, in which case the exchange ratio will be equal to the quotient (rounded to the nearest one-thousandths of a share) obtained by dividing $48.88 by the market price of Community Bank System common stock; or

•	the market price of Community Bank System common stock is less than $29.88, in which case the exchange ratio will be equal to the quotient (rounded to the nearest one-thousandths of a share) obtained by dividing $36.13 by the market price of Community Bank System common stock; or

•	cash at the rate of $42.50 for each share of Grange common stock owned; or

•	a combination of shares of Community Bank System common stock for 70% of the aggregate number of shares of Grange common stock owned and cash for 30% of the aggregate number of shares of Grange common stock owned, using the same exchange rates for stock and cash described above.

      As used above, the “market price” of Community Bank System is equal to the average closing sale price of Community Bank System common stock over the 20 trading day period immediately prior to the closing date of the merger

      You may obtain current market quotation for the Community Bank System common stock from a number of sources. We expect the market price of the Community Bank System common stock will fluctuate between the date of this document and the date of the merger and after the merger. Therefore, the value of the shares of Community Bank System common stock that Grange shareholders may receive in the merger may increase or decrease prior to and after the merger, and may be more or less than the amount of cash consideration being offered in the merger.

      The applicable exchange ratio for the merger may be adjusted appropriately if Community Bank System changes the number of outstanding shares of its common stock before the merger through any stock split, recapitalization, reclassification or other similar change, or sets a record date for any of the foregoing events prior to the completion of the merger.

      Community Bank System will not issue any fractional shares in the merger. Instead, you will receive cash in an amount equal to the product of (1) the average closing sale price of Community Bank System common stock over the 20 trading days immediately prior to the closing date of the merger, and (2) the fraction of a share of Community Bank System common stock that you would have otherwise been entitled to receive in the merger. Community Bank System will pay no interest on any cash in lieu of fractional shares.

      In addition, if your shares of Grange common stock are converted into the right to receive Community Bank System common stock as a part of the merger, Community Bank System will also issue to you and attach to each share of Community Bank System common stock a preferred share purchase right under Community Bank System’s shareholder rights plan that will not be evidenced by a separate certificate. At the effective time of the merger, you will no longer have any rights as a holder of Grange common stock, but you will, upon proper surrender of your Grange common share certificates, have the rights of a holder of Community Bank System common stock. For a comparison of the rights you have as a holder of Grange common stock to the rights you will have as a holder of Community Bank System common stock, please read “Material Differences in the Rights of Shareholders” beginning on page [     ].

Election Procedures

      Subject to the allocation procedures described in the next section, you will have the right to elect to receive with respect to your shares of Grange common stock either: all Community Bank System common stock, all cash, or a mixture of shares of Community Bank System common stock for 70% of the shares of Grange common stock you own, and cash for 30% of the shares of Grange common stock you own.

      All Stock Election. If you make the all stock election, you will receive a number of shares of Community Bank System common stock equal to the applicable exchange ratio determined in accordance with the section captioned “Conversion of Grange Common Stock” above, for each share of Grange common stock you own, subject to the allocation procedures described below.

      All Cash Election. If you make the all cash election, you will receive $42.50 in cash for each share of Grange common stock you own, subject to the allocation procedures described below.

      Mixed Election. If you make the mixed election, you will receive (i) $42.50 in cash for 30% of the total number of shares of Grange common stock you own, and (ii) shares of Community Bank System common stock, based upon the applicable exchange ratio, for 70% of the total number of shares of Grange common stock you own.

      Non-Election Shares. If you do not make an election as to whether you wish to receive all cash, all Community Bank System common stock, or a mixture of 70% stock and 30%, or if you do not make a valid election on a timely basis, you will automatically be deemed to have made the mixed election.

      Grange Pension Plan Shares. To the extent consistent with applicable laws, the participants in Grange’s 401(k) plan or simplified employee pension plan will be entitled to direct the trustees of these plans to make an election in respect of the shares of Grange common stock held in their accounts in the plans.

      Incentive Stock Option Shares. If you own any shares of Grange common stock as a result of exercising incentive stock options within one year before the completion of the merger, those shares will automatically be converted into the right to receive shares of Community Bank System common stock in the merger. In other words, you will not be entitled to make an election to receive cash with respect to those shares. This provision is intended to preserve the favorable tax treatment afforded to shares acquired upon exercise of incentive stock options under Federal income tax laws. If those shares were exchanged for cash in the merger, the applicable holding period would not be met and shares would therefore be disqualified from this favorable tax treatment.

      Representative Shares. Record holders of shares of Grange common stock who hold those shares as nominees, trustees or in other representative capacities may submit multiple election forms/ letters of transmittal, provided that those record holders certify that each of the election forms/ letters of transmittal covers all of the shares of Grange common stock held for the benefit of a particular beneficial owner.

      Under the terms of the merger agreement, no more than 45% of the outstanding shares of Grange common stock will be converted into the right to receive cash, and no more than 70% the outstanding shares of Grange common stock will be converted into the right to receive Community Bank System common stock. Therefore, if the elections result in an oversubscription of either stock or cash, the exchange agent for the merger will follow the procedures for allocating Community Bank System common stock and cash described below under “Allocation Mechanism.” Accordingly, we cannot guarantee that you will receive the form of merger consideration that you elect with respect to all of the shares of Grange common stock you own.

      Election Form/ Letter of Transmittal. You should have received an election form/ letter of transmittal and other appropriate and customary transmittal materials in the same package that this document was contained. The election form/ letter of transmittal will allow you to make either the all cash election, the all stock election or the mixed election. This document, as well as the election form/ letter of transmittal and other related materials, were mailed to each Grange shareholder who was a holder of record as of the close of business on [                    ], the record date for the special meeting. American Stock Transfer also will make available an election form/ letter of transmittal to any person who becomes a holder of Grange common stock subsequent to [                    ] and up and until the close of business on the business day prior to the election deadline. We currently expect the election deadline to be 5:00 p.m., Eastern time, on [          ], 2003, but we will notify you if there is a change in the deadline.

      If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions to the election form/ letter of transmittal. If you do not make a valid election prior to the election deadline with respect to any of your shares of Grange common stock, those shares are deemed to be subject to the mixed election.

      To make a valid election, you must submit a properly completed election form/ letter of transmittal so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions to the election form/ letter of transmittal. An election form/ letter of transmittal will be deemed properly completed only if accompanied by stock certificates (or an appropriate guarantee of delivery of stock certificates as set forth in the notice of guaranteed delivery included with the election form/ letter of transmittal from a firm that is a member of a registered national securities exchange or a commercial bank or trust company having an office or correspondent in the United States, provided that the stock certificates are in fact delivered to the exchange agent within three business days after the date of execution of the guarantee of delivery) representing all shares of Grange common stock covered by the election form/ letter of transmittal (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary identification).

      You may revoke an election at any time prior to the election deadline, and you may either resubmit a new election or simply withdraw the prior election. If you wish to change an election, you may resubmit the election form/ letter of transmittal in accordance with the election procedures, so long as the resubmitted election form/ letter of transmittal is received by the election deadline. If you wish to withdraw an election, you must provide written notice of withdrawal to the exchange agent by 5:00 p.m. local time, on the day prior to the election deadline. In the event of a withdrawal of an election, the exchange agent will, upon receiving a written request from you, return the certificates of Grange common stock (or guarantee of delivery, if applicable) submitted by you, and you will be deemed to have made a mixed election unless you resubmit another election form/ letter of transmittal in accordance with the election procedures. The exchange agent will have reasonable discretion to determine whether any election, change, or withdrawal request has been properly or timely made and to disregard immaterial defects in any election form/ letter of transmittal, and any good faith decisions of the exchange agent and Community Bank System regarding these matters will be binding and conclusive. Neither Community Bank System nor the exchange agent will be under any obligation to notify any person of any defects in an election form/ letter of transmittal.

      Deposit of Merger Consideration. As soon as practicable after the completion of the merger, Community Bank System will deposit with American Stock Transfer & Trust Company, the transfer agent for its common stock and the exchange agent for the merger, certificates representing the shares of Community Bank System common stock to be issued in the merger and cash payable in the merger, by wire transfer of immediately available funds.

      Letter of Transmittal. As soon as practicable after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Grange shareholder at the effective time of the merger but did not previously and properly surrender shares of Grange common stock to the exchange agent pursuant to valid elections prior to the election deadline (other than Grange shareholders who have exercised their appraisal rights under Pennsylvania law). This mailing will explain how to surrender shares of Grange common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

      Dividends; Closing of Transfer Books. Declaration of dividends by Community Bank System after the merger will include dividends on all Community Bank System common stock issuable in the merger. However, no dividend or other distribution payable to the holders of record of Community Bank System common stock at or as of any time after the completion of the merger will be paid to the former Grange shareholders until they physically surrender their certificates as described above (or, if applicable, follow procedures for lost, stolen, destroyed or mutilated certificates), and no interest will be paid on any dividend or distribution. After the completion of the merger, the stock transfer books of Grange will close and there will be no more transfers on the transfer books of Grange. If any certificates formerly representing shares of Grange common stock are presented for transfer after the merger, those certificates will be cancelled and exchanged for certificates representing Community Bank System common stock and/or checks for cash, as provided in the merger agreement, and the shares represented by those certificates will be treated as shares subject to the mixed election if no election form has been presented by the holder by the election deadline.

      Lost, Stolen, Destroyed or Mutilated Certificates. If any certificate formerly representing Grange common stock is lost, stolen, destroyed or mutilated, Community Bank System can require its holder to give an affidavit to that effect and to deliver an indemnity agreement and/or post a bond in an amount that Community Bank System may direct as indemnity against any claim that may be made by another party with respect to the certificate. Once these requirements have been satisfied, the exchange agent will issue a certificate representing an appropriate number of shares of Community Bank System common stock.

Allocation Mechanism

      Pursuant to the terms of the merger agreement, no more than 45% of the outstanding Grange common stock will be converted into the right to receive cash in the merger, and no more than 70% of the outstanding Grange common stock will be converted into the right to receive shares of Community Bank System common stock in the merger. Therefore, depending on the aggregate elections made by the Grange shareholders for each election category, all-cash and all-stock elections are subject to a pro rata allocation to preserve these limitations on the amount of cash to be paid and the number of shares of Community Bank System common stock to be issued in the merger. However, the shares of Grange common stock held by the following types of Grange shareholders are not subject to this allocation mechanism:

•	shareholders owning 100 or fewer shares of Grange common stock, who elect to receive all cash for their shares, will receive all cash; and

•	shareholders whose shares of Grange common stock were acquired upon exercise an incentive stock option at any time prior to the one-year period preceding the effective time of the merger, will receive all stock (other than any cash in lieu of fractional shares) with respect to those shares.

      As a result, unless one of these two exceptions apply to you and your shares, you may receive a mix of cash and stock even if you make the all-cash election or the all-stock election.

      Reduction of Shares Entitled to Receive Cash. If, at the election deadline, the holders of more than 45% of the total number of outstanding shares of Grange common stock have elected to receive cash pursuant to the all-cash election or the mixed election or have properly exercised their appraisal rights under Pennsylvania law, then Community Bank System will remove a certain number of shares otherwise subject to the all-cash election and instead treat those shares as being subject to the all-stock election, so that a number of shares equal, as nearly as possible, to 45% of the total number of outstanding shares of Grange common stock will be exchanged for cash in the merger or subject to appraisal rights. Community Bank System will determine the number of shares to be allocated on a pro rata basis in relation to the total number of shares subject to the all-cash election (excepting out the number of shares subject to the all-cash election made by shareholders with 100 or fewer shares). Grange shareholders who have made the mixed election will not be required to have more than 70% of their shares of Grange common stock converted into shares of Community Bank System in the merger. Notice of this allocation shall be provided to each Grange shareholder who had made the all-cash election but will receive stock consideration because of the allocation, after the completion of the merger.

      Increase of Shares Entitled to Receive Cash. If, at the election deadline, the holders of less than 30% of the total number of outstanding shares of Grange common stock have elected to receive cash pursuant to the all-cash election or the mixed election, then Community Bank System will remove a certain number of shares otherwise subject to the all-stock election and instead treat those shares as being subject to the all-cash election, so a number of shares equal, as nearly as possible, to 30% of the total number of outstanding shares of Grange common stock will be exchanged for cash in the merger. Community Bank System will determine the number of shares to be allocated on a pro rata basis in relation to the total number of shares subject to the all-cash election. Grange shareholders who have made the all-stock election or the mixed election will not be required to have more than 30% of their shares of Grange common stock converted into cash. Any shares of Grange common stock acquired upon exercise of an incentive stock option within the one-year period immediately preceding the effective time of the merger, will not be subject to this allocation; all of those shares will always be converted into shares of Community Bank System common stock. Notice of this allocation shall be provided promptly to each Grange shareholder who had made the all-stock election but will receive cash consideration because of the allocation, after the completion of the merger.

      The allocation described above will be computed and completed by Community Bank System as soon as practicable after completion of the merger.

      Because the Federal income tax consequences of receiving cash, Community Bank System common stock, or both cash and Community Bank System common stock will be different, you are strongly urged to read carefully the information set forth under the caption “Material Federal Income Tax Consequences” starting on page [     ] and to consult your own tax advisors for a full understanding of the merger’s tax consequences to you. In addition, because the value of the Community Bank System common stock will fluctuate, the economic value per share received by Grange shareholders who receive the stock consideration may, as the date of the effective time of the merger or as of the date of the receipt of the consideration by them, be more or less than the amount of cash consideration per share received by Grange shareholders who receive cash consideration.

Representations and Warranties

      In the merger agreement, we each make customary representations and warranties about ourselves concerning various business, legal, financial, regulatory and other pertinent matters. These representations and warranties will not survive after the merger. Under certain circumstances, each of us may decline to complete the merger if the inaccuracy of the other party’s representations and warranties has a material adverse effect on the other party.

Conditions to the Merger

      Mutual Conditions. Before either of us will be obligated to complete the merger, the following conditions must have been satisfied:

•	Grange shareholders approve the merger agreement, and all other corporate actions necessary on the part of each party to authorize the merger are taken;

•	we receive all approvals or consents required by law or mutually deemed necessary from any applicable governmental agency, all applicable notice or waiting periods under all laws expire, and all conditions contained in the approvals or consents, if any, are satisfied;

•	the SEC declares effective the registration statement covering the Community Bank System common stock to be issued in the merger, and the registration statement is not the subject of any stop order or any actual or threatened proceeding seeking a stop order;

•	Community Bank System receives all necessary authorizations and permits from state securities agencies or commissions for the issuance of its common stock in the merger, or confirms that no authorizations or permits are required;

•	there is no order, decree or injunction in effect which prohibits the completion of the merger, and there is no actual or threatened governmental action or proceeding that prevents the completion of the merger;

•	the New York Stock Exchange lists the Community Bank System common stock to be issued to the Grange shareholders in the merger, subject to official notice of issuance;

•	Dilworth Paxson, Grange’s attorneys, and PricewaterhouseCoopers, Community Bank System’s independent auditors, deliver opinions to Grange and Community Bank System, respectively, to the effect that the merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, and as to certain other related matters; and

•	Community Bank System and Community Bank enter into an employment agreement with Thomas A. McCullough, President and Chief Executive Officer of Grange, in form and substance attached as an exhibit to the merger agreement. Please see “Financial Interests of Certain Grange Directors and Executive Officers in the Merger” on page [ ] for more details of this employment agreement.

      Conditions to Obligations of Grange. Before Grange will be obligated to complete the merger, the following additional conditions must have been satisfied:

•	the representations and warranties of Community Bank System contained in the merger agreement are true in all material respects on the date of the merger agreement and on the closing date. The representations and warranties may contain inaccuracies if, taken together, they would not have a material adverse effect on Community Bank System;

•	Community Bank System has materially performed its obligations under the merger agreement which are intended to be performed before the closing;

•	Community Bank System has delivered a customary closing certificate as to the above two matters;

•	Grange receives a written fairness opinion from Sandler O’Neill, its financial advisors, dated within five days of the mailing of this document; and

•	the registration statement covering the Community Bank System common stock to be issued in the merger includes as an exhibit an opinion of Bond, Schoeneck & King, Community Bank System’s outside counsel, concerning certain customary matters related to the Community Bank System common stock to be issued in the merger.

      Conditions to Obligations of Community Bank System. Before Community Bank System will be obligated to complete the merger, the following additional conditions must have been satisfied:

•	the representations and warranties of Grange contained in the merger agreement are true in all material respects on the date of the merger agreement and on the closing date. The representations and warranties may contain inaccuracies if, taken together, they would not have a material adverse effect on Grange;

•	Grange has materially performed its obligations under the merger agreement which are intended to be performed before the closing;

•	Grange has delivered a customary closing certificate as to the above two matters;

•	Grange shareholders have not exercised their dissenter’s rights with respect to more than 5% of the outstanding shares of Grange common stock; and

•	to the extent that any contract or agreement of Grange requires the consent of or waiver from any other party because of the merger, Grange receives the consent or waiver unless the failure to receive the same will not have a material adverse effect on Grange.

      Unless prohibited by law, any of the conditions to the merger may be waived by the applicable party. As described below, if these conditions are not satisfied or waived, each of us may have a right to terminate the merger agreement under certain circumstances.

Termination

      Either of us may terminate the merger agreement at any time before the completion of the merger if:

•	we both consent in writing to the termination pursuant to the authorization of the respective boards of directors;

•	the other party materially breaches, and does not cure within 30 days of written notice to the extent curable, any of the representations or warranties or any covenant or agreement it has made under the merger agreement and the breach entitles the party seeking to terminate to not complete the merger.

•	we are not able to obtain required governmental approvals, and all appeals and requests for reconsideration have been exhausted;

•	any governmental entity issued a final and non-appealable order to prohibit the completion of the merger;

•	Grange shareholders do not approve the merger agreement at a special meeting called for that purpose; or

•	the merger is not completed on or before March 31, 2004, unless the merger was not completed principally because the party seeking to terminate breached a covenant or obligation of the merger agreement.

      In addition, Community Bank System may terminate the merger agreement at any time before the completion of the merger if:

•	Grange’s board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement or the transactions contemplated by the merger agreement in a manner adverse to Community Bank System, or Grange did not include in this proxy statement/ prospectus the recommendation of its board of directors in favor of the approval of the merger agreement or the transactions contemplated by it, or the board of directors of Grange resolves to take any of the foregoing actions;

•	following its receipt of a “Takeover Proposal” or the public announcement of a Takeover Proposal, Grange fails to timely comply with its covenants to call a special shareholders’ meeting, recommend the approval of the merger agreement, and solicit proxies in favor of the approval of the merger agreement (please see “No Solicitation of Takeover Proposals; Superior Proposals” on page [ ] for the definition of a Takeover Proposal);

•	Grange’s board of directors recommends to Grange shareholders a “Superior Proposal” or Grange executes a letter of intent, definitive agreement or similar document with respect to a Superior Proposal, or the board of directors of Grange resolves to take any of the foregoing actions (please see “No Solicitation of Takeover Proposals; Superior Proposals” on page [ ] for the definition of a Superior Proposal);

•	a tender or exchange offer is commenced in respect of Grange common stock, and Grange fails to send to its shareholders, within 10 business days of the commencement, a statement that the board of directors of Grange recommends rejection of the tender or exchange offer;

•	a Takeover Proposal with respect to Grange (other than a tender or exchange offer covered by the preceding paragraph) is publicly announced and, upon Community Bank System’s request, Grange fails to issue a press release announcing its board’s opposition to the Takeover Proposal within three business days of the request; or

•	the average closing sale price per share of Community Bank System common stock over the 20 trading day period immediately preceding the closing date of the merger is less than $28.50.

      In addition, Grange may terminate the merger agreement at any time before the completion of the merger if its board of directors recommends to the Grange shareholders a Superior Proposal or if Grange executes a letter of intent, definitive agreement or similar document with respect to a Superior Proposal, provided that Grange has complied with the relevant procedures set forth in the merger agreement.

      We can terminate the merger agreement without completing the merger, even if Grange shareholders have already voted to approve the merger agreement. If the merger agreement is terminated pursuant to its terms, the merger agreement will become void and have no effect, except with respect to our respective obligations regarding confidential information and termination fee and expenses as set forth in the merger agreement. Please see “Termination Fee and Expenses” on page [ ] for further information. A termination of the merger agreement will not relieve the breaching party from liability for its uncured, willful breach.

Conduct of Business Prior to Completion of the Merger; Covenants

      The merger agreement provides that, during the period from the date of the merger agreement (June 7, 2003) to the completion of the merger, we will each use our reasonable best efforts to maintain our respective properties, businesses and relationships with customers, employees and others, and will cause our respective subsidiaries to do the same. During the same period, other than as set forth in the merger agreement, neither Grange nor any of its subsidiaries may take any of the following actions, among others, without the prior written consent of Community Bank System (which consent may not be unreasonably withheld):

•	conduct its business other than in the ordinary course, substantially consistent with past practice, or become responsible for obligations of more than $25,000 or which requires performance over one year or longer (other than loans and investments booked in the ordinary course, or a lease for the proposed Clarks Summit branch on terms acceptable to Community Bank System);

•	declare, set aside or pay any dividend or make any distribution on any of its stock, other than regular quarterly dividends of $0.18 per share or less;

•	issue any of its stock or cause any of its treasury shares to become outstanding, other than upon exercise of stock options outstanding on June 7, 2003, or pursuant to Grange’s dividend reinvestment and stock repurchase plan, or for educational and similar purposes for up to 100 shares of treasury stock;

•	issue, authorize or amend any rights to acquire its stock or any rights related to its stock;

•	repurchase or reacquire any of its stock or any securities convertible into its stock;

•	incur additional debt or other obligation for borrowed money, except in the ordinary course of business consistent with past practice;

•	effect any recapitalization, reclassification, stock dividend, stock split or similar transaction;

•	amend its articles of incorporation or bylaws;

•	create or permit any lien or encumbrance on its stock;

•	merge or consolidate with any other entity, or acquire control of any other entity or create a subsidiary;

•	waive, cancel or compromise any material right, debt or claim other than in the ordinary course of business consistent with past practice and with prior notice to Community Bank System;

•	sell or dispose of, or acquire, any assets with a value of more than $25,000, other than in foreclosure or in similar proceedings or transactions in investment portfolio securities in ordinary course of business consistent with past practice;

•	make total capital expenditures of more than $25,000;

•	open or close branches or facilities, or enter into or modify any leases or contracts relating to its branches or facilities;

•	increase compensation of, or pay or provide bonus, incentive, severance or other benefits to, its employees or directors, except in a manner consistent with past practice or as required by law or existing contracts;

•	adopt, modify or commit itself to any employee benefits plan or any employment agreement, except in the ordinary course of business consistent with past practice or as required by existing plans or contracts;

•	change its lending, investment, asset/ liability management or other material banking policies in a material way, except as required by law;

•	change its accounting methods or tax reporting methods, unless required by generally accepted accounting principles or by law;

•	except as may be required by law, take any action that would cause its representations and warranties in the merger agreement to become untrue in any material manner, or cause any conditions to the merger to be unsatisfied; or

•	take or agree to take any other action which would interfere with or delay the merger or make the merger more costly.

      Until the merger is completed, except as set forth in the merger agreement or as consented to in writing by Grange (which consent may not be unreasonably withheld), Community Bank System has agreed to conduct its business in the ordinary course and substantially consistent with past practice. Community Bank System, however, is permitted to acquire or agree to acquire any entity or its assets while the merger is pending, so long as the acquisition would not materially delay or prevent the completion of the merger.

      In the merger agreement, while the merger is pending, Grange also agreed to:

•	call and hold a special meeting of its shareholders to vote on the approval of the merger agreement, even if Grange’s board of directors withdraws or modifies its recommendation;

•	cause its board of directors to recommend that Grange shareholders vote in favor of the merger agreement and to solicit proxies in favor of the merger agreement (but subject to fiduciary duties of its board of directors); and

•	cause Grange National Bank to assist Community Bank in preparing for the integration of Grange National Bank’s business and operations with those of Community Bank after the merger, to the extent permitted by law, by taking certain enumerated actions. We agreed, however, that the confidentiality of customer information will be maintained until the completion of the merger.

      Furthermore, the merger agreement also contains certain other agreements relating to our conduct pending the merger, including among others those requiring us to:

•	cooperate with each other to prepare and file with the SEC a registration statement for the merger;

•	cooperate with each other to take all actions required to comply with all legal requirements and any rules of the New York Stock Exchange to complete the merger, and to apply for and obtain all regulatory and third party consents and approvals required to complete the merger;

•	consult and agree with each other regarding the content of any press release or other public disclosure relating to the merger, but we may each make any disclosure mandated by law or rules of the New York Stock Exchange after notifying the other party;

•	refrain from taking any action that would adversely affect the qualification of the merger as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	keep each other advised of all material developments on our respective businesses, and furnish the other party such financial data and other information concerning the furnishing party as may be reasonably requested from time to time;

•	refrain from taking any actions that would cause the merger to be subject to any “Takeover Laws,” and if the merger is or becomes subject to any Takeover Laws, to take all actions within its control to exempt the merger from Takeover Law. “Takeover Law” means any legal requirement pertaining to mergers, business combinations, sale of control, affiliate transactions or antitrust laws or regulations; and

•	use our reasonable best efforts in good faith to take or cause to be taken actions necessary or desirable to complete the merger on the earliest possible date.

No Solicitation of Takeover Proposals; Superior Proposals

      Under the terms of the merger agreement, Grange has agreed not to directly or indirectly solicit, initiate, respond to or encourage any “Takeover Proposal.” A “Takeover Proposal” is any proposal or offer to acquire Grange (through a merger, recapitalization or other business combination) or a material equity interest in Grange, or a material portion of Grange’s assets. Grange also agreed to immediately terminate all existing negotiations and discussions concerning a Takeover Proposal, other than with Community Bank System.

      In addition, Grange has agreed not to negotiate, discuss or furnish nonpublic information with or to any third party in connection with a Takeover Proposal or otherwise facilitate the efforts of any third party with respect to a Takeover Proposal, recommend or endorse any Takeover Proposal, or enter into a letter of intent, term sheet or other agreement with a third party providing for a possible Takeover Proposal.

      If Grange becomes aware of or receives a Takeover Proposal, it must immediately notify Community Bank System of that fact and the details of the Takeover Proposal. Grange must also inform the party making a Takeover Proposal of Grange’s obligations under the merger agreement with respect to Takeover Proposals.

      Notwithstanding the foregoing, unless the merger agreement is terminated in accordance with its terms, Grange may participate in discussions or negotiations with, and furnish non-public information and afford access to its business and properties, to the party making a Takeover Proposal but only if:

•	it is a unsolicited, bona fide Takeover Proposal made in writing;

•	Grange’s board of directors determines in good faith, after consultation with outside legal counsel, that the board’s fiduciary duties require it to discuss or negotiate with, and provide non-public information and afford access to, the party making the Takeover Proposal; and

•	Grange’s board of directors determines, in its reasonable and good faith judgment, after reasonable inquiry and consultation with its financial advisor, that the Takeover Proposal would be reasonably likely to result in a transaction more favorable to Grange shareholders than the merger with Community Bank System, and that the party making the Takeover Proposal is financially capable of consummating it or is capable of obtaining any requisite financing for the Takeover Proposal.

      A Takeover Proposal that meets the above three criteria is referred to in the merger agreement as a “Superior Proposal.”

      If Grange receives a Superior Proposal, Grange’s board of directors may recommend the Superior Proposal to the shareholders of Grange if the board determines in good faith, after consultation with outside legal counsel, that the board is required by its fiduciary duties to do so. In that case, the Grange board may withdraw, modify or refrain from making its recommendation of the merger agreement to the shareholders of Grange, provided that:

•	Grange provides Community Bank System at least 48 hours’ prior notice of any Grange board meeting at which the board is reasonably expected to consider a Superior Proposal;

•	Grange’s board does not recommend a Superior Proposal to the Grange shareholders for a period equal to two full business days or 48 hours, whichever is greater, after Community Bank System’s receipt of a copy of the Superior Proposal and the identity of the offering party; and

•	Grange does not enter into a definitive agreement relating to a Superior Proposal, unless Community Bank System fails to match the terms of the Superior Proposal within a period equal to two full business days or 48 hours, whichever is greater, after Community Bank System’s receipt of a copy of the Superior Proposal and the identity of the offering party.

      Even if the Grange board withdraws, modifies or refrains from making its recommendation of the merger agreement to the shareholders of Grange as set forth above, unless the merger agreement is terminated pursuant to its terms, Grange must hold and convene a special meeting of its shareholders to vote on the merger agreement and must provide to its shareholders material information concerning the special meeting.

      Before Grange provides nonpublic information to a third party as permitted by the merger agreement, Grange must require the third party to deliver a confidentiality agreement that is at least as restrictive as the one executed by Community Bank System, and must furnish the same information to Community Bank System, if not previously disclosed.

Termination Fee and Expenses

      Generally. Except as provided below, we will each pay our own expenses in connection with the merger, except that we will share equally all filing fees due the SEC in connection with the merger and all costs associated with the printing and mailing of this document.

      Termination Fee and Expenses. In the event that the merger agreement is terminated for certain reasons, Grange must pay Community Bank System in immediately available funds within three business days of the termination date, a termination fee of $3,165,000 plus all out-of-pocket expenses incurred by Community Bank System and its subsidiaries in connection with the transactions contemplated by the merger agreement, up to a total of $200,000. The termination fee and expenses will be payable if the merger agreement is terminated by Community Bank System or Grange, as applicable, under any of the following circumstances:

•	Grange’s board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement or the transactions contemplated by the merger agreement in a manner adverse to Community Bank System, or Grange did not include in this proxy statement/prospectus the recommendation of its board of directors in favor of the approval of the merger agreement or the transactions contemplated by it, or the board of directors of Grange resolves to take any of the foregoing actions;

•	following its receipt of a Takeover Proposal or the public announcement of a Takeover Proposal, Grange fails to timely comply with its covenants to call a special shareholders’ meeting, to recommend the approval of the merger agreement, or to solicit proxies in favor of the approval of the merger agreement;

•	Grange’s board of directors recommends to Grange shareholders a Superior Proposal, or Grange executes a letter of intent, definitive agreement or similar document with respect to a Superior Proposal, or the board of directors of Grange resolves to take any of the foregoing actions;

•	a tender or exchange offer is commenced in respect of Grange common stock, and Grange fails to send to its shareholders, within 10 business days of the commencement, a statement that the board of directors of Grange recommends rejection of the tender or exchange offer;

•	a Takeover Proposal with respect to Grange (other than a tender or exchange offer covered by the preceding paragraph) is publicly announced and, upon Community Bank System’s request, Grange fails to issue a press release announcing its board’s opposition to the Takeover Proposal within three business days of the request; or

•	following its receipt of a Takeover Proposal or the public announcement of a Takeover Proposal, Grange is in breach of the merger agreement such that Community Bank System is not obligated to complete the merger, or the Grange shareholders fail to approve the merger agreement at a special meeting, or the merger is not consummated by March 31, 2004 (in each case, unless Community Bank System is then in breach of the merger agreement such that Grange would not be required to complete the merger, and Grange had given written notice of that fact to Community Bank System prior to termination).

Directors, Employees and Employee Benefits

      Directors. Community Bank System has agreed to appoint two designees of Grange to serve as members of Community Bank System’s board of directors, in addition to the 12 current directors of Community Bank System. The merger agreement provides that Grange’s board of directors will nominate these two designees, who must be acceptable to Community Bank System and must remain qualified to serve under applicable laws and regulations and the bylaws of Community Bank System.

      Pursuant to the merger agreement, the board of directors of Grange has designated Brian R. Ace and Sally A. Steele, and Community Bank System has accepted those designees. The initial term of Mr. Ace will expire at the 2005 annual meeting of Community Bank System stockholders, and the initial term of Ms. Steele will expire at the 2006 annual meeting of Community Bank System stockholders. If either of these Grange designees resigns or becomes ineligible to serve on the board of directors of Community Bank System during the initial term or the succeeding three-year term (other than as a result of not being reelected by the stockholders of Community Bank System upon re-nomination), then a majority of the members of the advisory board, consisting of certain of the current members of the Grange board and President and Chief Executive Officer of Community Bank System, will be entitled to nominate for approval by Community Bank System an individual meeting all general qualifications for serving on the board of directors of Community Bank System and Community Bank to replace the resigned or ineligible Grange designee.

      Subject to the Community Bank System board’s fiduciary duty, Community Bank System has also agreed to re-nominate the two designees of Grange on the board of directors of Community Bank System for at least one additional three-year term after their respective initial terms expire, and to recommend that Community Bank System stockholders vote in favor of their reelection, so long as the designees remain qualified to serve under applicable law and regulations and Community Bank System’s or Community Bank’s bylaws.

      These two new directors of Community Bank System designated by Grange (or their replacements) will also be appointed to serve on the board of directors of Community Bank for so long as they serve on the board of directors of Community Bank System.

      Employees and Employee Benefits. For the purposes of the discussion in this section, references to employees of Grange or Community Bank System include employees of their respective subsidiaries.

      Employees of Grange who continue as employees of Community Bank System after the merger will be given credit for past service with Grange for purposes of determining eligibility for and vesting of employee benefits (but not for pension benefit accrual purposes) under all employee benefits plans of Community Bank System in which those employees participate after the merger. Community Bank System also agreed to provide benefits under its severance plan (without duplication with any severance or separation plan or program maintained by Grange) to each employee of Grange who is terminated without cause after the merger.

      Grange agreed to cooperate with Community Bank System to coordinate the post-merger integration or transition of employee benefit plans and programs maintained by Grange before the merger, by terminating one or more of those plans or programs, and/or causing benefit accruals and entitlements to cease, upon the effectiveness of the merger, or by facilitating the merger of the plans and programs into those maintained by Community Bank System. Any Grange employee benefits plans or programs not terminated or amended, nor merged into those of Community Bank System, will be assumed by Community Bank System to the extent permitted by their terms. Grange also agreed to amend its various stock option plans, to the extent required to permit the assumptions of stock options by Community Bank System pursuant to the merger agreement.

Indemnification

      Community Bank System agreed to provide, for at least five years following the merger, indemnification to the current or former directors, officers and employees of Grange. Community Bank System also agreed to provide directors’ and officers’ liability insurance for the directors and officers of Grange for at least four years after the completion of the merger, as long as the premiums for the insurance do not exceed the current premiums expended by Grange for similar coverage. For a period of three years after the merger, Community Bank System agreed to honor the indemnification rights currently provided under the applicable charter documents of Grange and its subsidiaries to their directors, officers and employees with respect to matters occurring before the completion of the merger. For more details, please see “Indemnification; Directors’ and Officers’ Insurance” on page [     ].

Dividends

      We agreed to coordinate the declaration and payment of cash dividends on our respective common stock, to ensure that Grange shareholders will receive a cash dividend for each calendar quarter from either Community Bank System or Grange, but not from both.

Amendment and Waiver

      We may agree to amend or supplement the merger agreement at any time before completion of the merger, if approved by our respective boards of directors. However, after the approval of the merger agreement by Grange shareholders, no amendment or supplement which by law requires further shareholder approval may be effected without first obtaining the further approval. Before completion of the merger, except as prohibited by law, any provision of the merger agreement may be waived by the party for whose benefit the provision was intended. The merger agreement provides that any amendment or supplement must be in writing, and that any waiver must be signed by an executive officer of the party giving the waiver.

DISSENTING SHAREHOLDERS’ RIGHTS

General

      Under Pennsylvania law, shareholders of Grange have the right to dissent from the merger and to obtain payment of the “fair value” of their shares in the event we complete the merger.

      If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, which is attached to this document as Annex C. The discussion below describes the steps that you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law.

      Before the merger, send any written notice or demand required concerning your exercise of dissenters rights to Grange National Banc Corp., 198 E. Tioga Street, Tunkhannock, Pennsylvania 18657 (Attn: Secretary). After the merger, send correspondence to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214 (Attn: Secretary).

      The term “fair value” means the value of a share of Grange common stock immediately before the day of the merger taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.

Notice of Intention to Dissent

      If you wish to dissent, you must:

•	prior to the vote of shareholders on the merger at the special meeting, file a written notice of intention to demand payment of the fair value of your shares of Grange common stock if the merger is effected with Community Bank System;

•	make no change in your beneficial ownership of Grange common stock from the date you give notice through the day of the merger; and

•	not vote your Grange common stock for approval of the agreement.

      Neither a proxy nor a vote against approval of the merger is the necessary written notice of intention to dissent.

Notice to Demand Payment

      If the merger is approved by the required vote of shareholders, Grange or Community Bank System, as the case may be, will mail a notice to all dissenters who gave due notice of intention to demand payment and who did not vote for approval of the merger agreement. The notice will state where and when you must deliver a written demand for payment and where you must deposit certificates for Grange common stock in order to obtain payment. The notice will include a form for demanding payment and a copy of the law. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.

Failure to Comply with Notice to Demand Payment, etc.

      You must take each step in the indicated order and in strict compliance with the statute to keep your dissenters’ rights. If you fail to follow the steps, you will lose the right to dissent and you will receive the same form and type of merger consideration for your Grange shares that you hold as the non-dissenting shareholders who elect to receive a mixture of cash and shares of Community Bank System common stock.

Payment of Fair Value of Shares

      Promptly after the merger, or upon timely receipt of demand for payment if the merger already has taken place, Community Bank System will send dissenting shareholders, who have deposited their stock certificates, the amount that Community Bank System estimates to be the fair value of the Grange common stock. The remittance or notice will be accompanied by:

•	a losing balance sheet and statement of income of Grange for a fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements;

•	a statement of Community Bank System’s estimate of the fair value of Grange common stock; and

•	a notice of the right of the dissenting shareholder to demand supplemental payment, accompanied by a copy of the law.

Estimate by Dissenting Shareholder of Fair Value of Shares

      If a dissenting shareholder believes that the amount stated or remitted by Community Bank System is less than the fair value of the Grange common stock, the dissenting shareholder may send an estimate of the fair value of the Grange common stock to Community Bank System. If Community Bank System remits payment of estimated value of a dissenting shareholder’s Grange common stock and the dissenting shareholder does not file his or her own estimate within 30 days after the mailing by Community Bank System of its remittance, the dissenting shareholder will be entitled to no more than the amount remitted by Community Bank System.

Valuation Proceedings

      If any demands for payment remain unsettled within 60 days after the latest to occur of:

•	the merger;

•	timely receipt by Grange or Community Bank System, as the case may be, of any demands for payment; or

•	timely receipt by Grange or Community Bank System, as the case may be, of any estimates by dissenters of the fair value,

then, Community Bank System may file an application, in the Court of Common Pleas of Wyoming County, requesting that the court determine the fair value of the Grange common stock. If this happens, all dissenting shareholders, no matter where they reside, whose demands have not been settled, will become parties to the proceeding. In addition, a copy of the application will be delivered to each dissenting shareholder.

      If Community Bank System were to fail to file the application, then any dissenting shareholder, on behalf of all dissenting shareholders who have made a demand and who have not settled their claim against Community Bank System, may file an application in the name of Community Bank System at any time within the 30-day period after the expiration of the 60-day period and request that the Wyoming County Court determine the fair value of the shares.

      The fair value determined by the Wyoming County Court may, but need not, equal the dissenting shareholder’s estimates of fair value. If no dissenter files an application, then each dissenting shareholder entitled to do so shall be paid Community Bank System’s estimates of the fair value of the Grange common stock and no more, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Wyoming County Court finds fair and equitable.

      Community Bank System intends to negotiate in good faith with any dissenting shareholders. If, after negotiation, a claim cannot be settled, then Community Bank System intends to file an application requesting that the fair value of the Grange common stock be determined by the Wyoming County Court.

Cost and Expenses

      The costs and expenses of any valuation proceedings in the Wyoming County Court including the reasonable compensation and expenses of any appraiser appointed by the Court to recommend a decision on the issue of fair value, will be determined by the Court and assessed against Community Bank System except that any part of the costs and expenses may be apportioned and assessed by the Court against all or any of the dissenting shareholders who are parties and whose action in demanding supplemental payment the Court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

MARKET PRICE AND DIVIDEND INFORMATION

      Community Bank System. Community Bank System common stock is listed on the New York Stock Exchange under the symbol CBU. The following table contains for each of the indicated calendar quarters the high and low sales prices of Community Bank System common stock as reported on the New York Stock Exchange Composite Tape, and the dividends declared per share of Community Bank System common stock.

					Cash Dividends
	High		Low		Declared Per Share

Year Ending December 31, 2003
Quarter Ending September 30, 2003
(through [ ], 2003)	$	[ ]	$	[ ]	—
Quarter Ended June 30, 2003		$38.76		$31.02	$0.29
Quarter Ended March 31, 2003		$34.23		$30.87	$0.29
Year Ended December 31, 2002
Quarter Ended December 31, 2002		$33.09		$27.20	$0.29
Quarter Ended September 30, 2002		$32.55		$26.50	$0.29
Quarter Ended June 30, 2002		$34.21		$29.80	$0.27
Quarter Ended March 31, 2002		$30.32		$25.93	$0.27
Year Ended December 31, 2001
Quarter Ended December 31, 2001		$27.80		$24.98	$0.27
Quarter Ended September 30, 2001		$29.85		$24.75	$0.27
Quarter Ended June 30, 2001		$28.94		$26.50	$0.27
Quarter Ended March 31, 2001		$29.65		$25.15	$0.27

      On [                    ] 2003, the closing price of Community Bank System common stock reported on the New York Stock Exchange Composite Tape was $[               ].

      Community Bank System has historically paid regular quarterly cash dividends on its common stock, and the board of directors of Community Bank System presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for other purposes. However, because substantially all of the funds available for the payment of dividends by Community Bank System are derived from Community Bank, future dividends will depend upon the earnings of Community Bank, its financial condition, its need for funds and applicable governmental policies and regulations. In addition, the indentures pertaining to the subordinated junior debentures Community Bank System issued in connection with its trust preferred offerings would generally restrict its ability to pay cash dividends if Community Bank System defers interest payments on the subordinated junior debentures. For further details, please see “Risk Factors — We depend on dividends from our banking subsidiary for cash revenues, but those dividends are subject to restrictions” on page [     ].

      Grange. Grange common stock is traded in the over-the-counter market and is quoted under the symbol GRGN.OB on the OTC Bulletin Board, an electronic quotation medium for non-Nasdaq over-the-counter securities. The following table contains for each of the indicated calendar quarters the high and low sales prices of Grange common stock as reported on the OTC Bulletin Board, and the dividends declared per share of Grange common stock. The information below reflects a two-for-one stock split effective July 31, 2002, but does not necessarily reflect retail mark-ups, mark-downs or commissions and may not represent actual transactions.

					Cash Dividends
	High		Low		Declared Per Share

Year Ending December 31, 2003
Quarter Ending September 30, 2003
(through [ ], 2003)	$	[ ]	$	[ ]	—
Quarter Ended June 30, 2003		$44.85		$35.30	$0.17
Quarter Ended March 31, 2003		$38.50		$33.00	$0.16
Year Ended December 31, 2002
Quarter Ended December 31, 2002		$34.00		$26.00	$0.15
Quarter Ended September 30, 2002		$49.00		$22.00	$0.14
Quarter Ended June 30, 2002		$45.00		$39.00	$0.27
Quarter Ended March 31, 2002		$41.70		$38.80	$0.27
Year Ended December 31, 2001
Quarter Ended December 31, 2001		$44.00		$36.00	$0.27
Quarter Ended September 30, 2001		$39.00		$32.75	$0.25
Quarter Ended June 30, 2001		$33.50		$29.00	$0.25
Quarter Ended March 31, 2001		$34.00		$28.50	$0.25

      On the record date for the Grange special meeting, there were issued and outstanding approximately [                    ] shares of Grange common stock, held of record by approximately [                    ] holders. On [                    ], 2003, the last sale price of Grange common stock reported on the OTC Bulletin Board was $[               ].

      Grange has historically paid either regular quarterly cash dividends on its common stock, and the board of directors of Grange presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for other purposes. However, because substantially all of the funds available for the payment of dividends by Grange are derived from Grange National Bank, future dividends will depend upon the earnings of Grange National Bank, its financial condition, its need for funds and applicable governmental policies and regulations. Under the terms of the merger agreement, while the merger is pending, Grange is not permitted to declare, set aside or pay any cash dividends, other than regular quarterly dividends not in excess of $0.18 per share.

DESCRIPTION OF CAPITAL STOCK OF COMMUNITY BANK SYSTEM

      Grange shareholders who receive shares of Community Bank System common stock in the merger will become stockholders of Community Bank System. Community Bank System is a Delaware corporation subject to the provisions of Delaware law. Given below is a summary of the material features of the Community Bank System common stock. This summary is not a complete discussion of the charter documents and other instruments of Community Bank System that create the rights of the stockholders. You are urged to read carefully those documents and instruments, which have been incorporated by reference as exhibits to the registration statement of which this document is a part. Please see “Where You Can Find More Information” on page [     ] for information on how to obtain copies of those documents and instruments.

General

      Community Bank System is authorized to issue 20,000,000 shares of common stock, no par value per share. As of [                    ], 2003, [                    ] shares of common stock were issued and outstanding. Community Bank System’s certificate of incorporation also authorizes the board of directors, without stockholder approval (subject to the rules of the New York Stock Exchange, if applicable), to issue up to 500,000 shares of preferred stock, par value $1.00 per share, and to establish the relative rights, designations, preferences and limitations or restrictions of the preferred stock. As of the date of this document, there were no shares of preferred stock outstanding.

Common Stock

      Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. No stockholders have cumulative voting rights in the election of directors.

      Dividends. Community Bank System may pay dividends as declared from time to time by the board of directors out of funds legally available for dividends, subject to certain restrictions. The holders of Community Bank System common stock will be entitled to receive any dividends on the common stock in proportion to their holdings.

      Rights in Liquidation. In the event of a liquidation, dissolution or winding up of Community Bank System, each holder of Community Bank System common stock would be entitled to receive, after payment of all debts and liabilities of Community Bank System and after any required distribution to holders of any issued and outstanding preferred stock, a pro rata portion of all remaining assets of Community Bank System.

      No Preemptive Rights; No Redemption. Holders of shares of Community Bank System common stock are not entitled to preemptive rights with respect to any shares of any capital stock of Community Bank System that may be issued. Community Bank System common stock is not subject to call or redemption.

Certain Certificate of Incorporation and Bylaws Provisions

      There are provisions in Community Bank System’s certificate of incorporation, bylaws and stockholder protection rights plan which are intended to discourage non-negotiated takeover attempts. These provisions are intended to avoid costly takeover battles and lessen Community Bank System’s exposure to coercive takeover attempts at an unfair price, and are designed to maximize shareholder value in connection with unsolicited offer takeover attempts. These provisions, however, could reduce the premium that potential acquirors might be willing to pay in an acquisition, which may in turn reduce the market price that investors might be willing to pay in the future for shares of Community Bank System common stock.

      Community Bank System’s certificate of incorporation authorizes the board of directors to issue, without further stockholder approval, up to 500,000 shares of preferred stock with rights senior to those of its common stock, except as may be required with respect to a particular transaction by applicable law or by regulatory agencies having jurisdiction over the Community Bank System. The board of directors of Community Bank System is permitted to establish from time to time the relative rights, designations, preferences and limitations or restrictions of the preferred stock. The preferred stock could be used to deter future attempts to gain control of the Community Bank System.

      Community Bank System has a classified board which provides for the board to be divided into three classes, as nearly equal in number as possible, with approximately one-third of the directors to be elected annually for three-year terms. A classified board helps to assure continuity and stability of corporate leadership and policy by extending the time required to elect a majority of the directors to at least two successive annual meetings. This extension of time may also discourage a tender offer or takeover bid by making it more difficult for a majority of stockholders to change the composition of the board of directors.

      In addition, Community Bank System’s certificate of incorporation contains a provision which requires that certain business combinations be approved by the affirmative vote of either (a) the holders of three-fourths of the outstanding shares of Community Bank System common stock and a majority of the board of directors; or (b) the holders of two-thirds of the outstanding shares of Community Bank System common stock and two-thirds of the continuing directors. These “supermajority” requirements could result in Community Bank System’s board exercising a stronger influence over any proposed takeover (subject to its fiduciary duties) by refusing to approve a proposed business combination and by obtaining sufficient additional votes, including votes obtained through the issuance of additional shares to parties friendly to their interests, to preclude the two-thirds or three-fourths stockholder approval requirement.

      Community Bank System’s certificate of incorporation also provides that the above described provisions designed to protect Community Bank System from unfriendly takeover attempts can only be amended by the affirmative vote of (a) holders of at least three-fourths of the outstanding shares of Community Bank System common stock and a majority of the board of directors, or (b) holders of at least two-thirds of the outstanding shares of Community Bank System common stock and two-thirds of the continuing directors.

      Under the certificate of incorporation of Community Bank System, the stockholders of the company are prohibited from approving corporate actions by a written consent in lieu of a meeting. Instead, any corporate action to be approved by Community Bank System stockholders must be so approved at a stockholders’ meeting.

Rights Plan

      On February 21, 1995, Community Bank System’s board of directors adopted a stockholder protection rights plan and declared a distribution on February 24, 1995 to stockholders of record as of February 21, 1995 of one share purchase right, or a Right, for each outstanding share of Community Bank System common stock. One Right will attach to each share of Community Bank System common stock to be issued in the merger.

      The Rights become exercisable in the event that a person, entity or group acquires, or commences a tender offer which, if successful, would enable him or it to acquire, 15% or more of the outstanding shares of Community Bank System common stock. Each Right initially entitles stockholders to purchase one share of Community Bank System common stock at an exercise price of $85.00 per share, subject to adjustments. If, after the Rights become exercisable, any person, entity or group acquires 15% or more of the outstanding shares of Community Bank System common stock, the holder of each Right (other than the acquiring person) may purchase, for the then current exercise price of the Right, that number of shares having a market value equal to twice the exercise price. If, after the Rights become exercisable, Community Bank System merges or consolidates with, sells or transfers 50% of its assets (as measured by book value, market value, or operating income or cash flow productivity) to, or engages in certain other transactions with, another person, entity or group, Community Bank System shall take such steps as are necessary to ensure, and shall not consummate or permit the transaction to occur until it shall have entered into an agreement with the other party providing, that upon consummation of the transaction, holders of each Right shall be entitled to purchase, for the then current exercise price of the Right, that number of shares of common stock of the other party having a market value equal to twice the exercise price, and further providing that the other party shall assume all of Community Bank System’s obligations under the stockholder protection rights plan.

      The Rights may be redeemed by Community Bank System under certain circumstances at a price of $0.01 per Right, and will expire on February 21, 2005 if not redeemed or exercised earlier. If there are not sufficient shares of the Community Bank System common stock authorized at the time the Rights become exercisable, the board of directors will secure stockholder authorization for sufficient additional shares or, alternatively, will provide for the issuance of other securities or assets of Community Bank System having an equivalent value upon exercise of the Rights.

DESCRIPTION OF CAPITAL STOCK OF GRANGE

      Given below is a summary of the material features of Grange’s common stock. This summary is not a complete discussion of the amended and restated articles of incorporation and bylaws of Grange that create the rights of the shareholders. You are urged to read carefully the articles and bylaws, which have been filed as exhibits to SEC reports filed by Grange. Please see “Where You Can Find More Information” on page [     ] for information on how to obtain copies of those reports.

General

      Authorized Capital. The aggregate number of shares of authorized capital of Grange consists of 6,000,000 shares, of which 5,000,000 are common stock, par value $5.00 per share, and 1,000,000 are preferred stock, par value $5.00 per share.

      Board of Directors. The business and affairs of Grange are managed by its board of directors consisting of not less than five (5) nor more than twenty-five persons (25), as fixed by the board of directors from time to time. The board of directors is divided into three classes, each class serving staggered three year terms. Classification of the Grange board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the Grange board of directors and thereby could impede a change in control of Grange.

      Voting Requirements for Fundamental Transactions. Grange’s articles of incorporation provide that a two-thirds vote of the outstanding shares of common stock is necessary to approve a merger, consolidation, liquidation or dissolution of Grange or any action that would result in the sale or other disposition of all or substantially all of the members of Grange’s assets; however, the two-thirds vote is not required if a bylaw amendment is subsequently adopted by all of the members of the board to modify or eliminate such requirement in certain circumstances. Under such circumstances, the Pennsylvania Business Corporation Law would require only a majority of the votes cast at a shareholders’ meeting to approve these transactions.

      Amendment of Bylaws. Grange’s bylaws provide that the bylaws may be amended or repealed, in whole or in part, by a majority vote of the board of directors. The articles of incorporation provide that any amendment which is proposed by shareholders and has not previously received the approval of the board of directors, requires the affirmative vote of the holders of at least 80% of the votes which all shareholders are entitled to cast. One effect of this provision may be to make such proposals to amend Grange’s bylaws more difficult to accomplish since the holders of more than 20% of the stock of Grange then eligible to vote (which could include members of the board and/or officers) would have a veto power over any changes to Grange’s Bylaws.

      Amendment of Articles. Grange’s articles of incorporation can be amended in the manner specified by Pennsylvania corporate law which provides that an amendment will be adopted upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the amendment, except that the provision for classification of directors and filling of director vacancies may be changed by a bylaw amendment adopted by all of the members of the board of directors.

Common Stock

      Voting Rights. Holders of Grange common stock are entitled to one vote for each share held, except for certain limitations on the voting rights provided in the articles of incorporation. Shareholders are not entitled to cumulate votes in elections of directors.

      Dividends. Holders of Grange common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for dividends, subject to the payment of any preferential dividend to the holders of Grange’s preferred stock, if any. Funds for the payment of dividends of Grange are primarily obtained from dividends paid by Grange National Bank, which is subject to applicable regulatory restrictions.

      Dividend payments by Grange National Bank to Grange are limited to the lesser of the amount of undivided profits and, absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years.

      Preemptive Rights. Holders of Grange common stock have no preemptive rights.

      Liquidation. In the event of liquidation, dissolution or winding up of Grange, after payment or provision for payment of the debts and other liabilities of Grange and subject to the rights of any series of preferred stock which may be outstanding, holders of Grange common stock would share pro rata in all assets distributable to shareholders in respect of shares held by them.

Preferred Stock

      Under Grange’s articles of incorporation, the board of directors is authorized, without further shareholder action, to provide for the issuance of the preferred stock in one or more series or classes, in such numbers of shares, and with such voting rights, designations, preferences, limitations, special rights and relative rights.

      It is not possible to state the actual effect of the authorization of the preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of a series of preferred stock. The issuance of shares of preferred stock could adversely affect the rights of holders of common stock. Grange has not issued any shares of preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF GRANGE COMMON STOCK AND

COMMUNITY BANK SYSTEM COMMON STOCK

      In the merger, certain shares of Grange common stock will be converted into Community Bank System common stock and the holders of those Grange shares will become stockholders of Community Bank System.

      Grange is a Pennsylvania corporation. The rights of its shareholders as a holder of Grange common stock derive from Grange’s articles of incorporation and bylaws and from the Pennsylvania Business Corporation Law.

      Community Bank System is a Delaware corporation and the rights of Community Bank System stockholders derive from the Community Bank System certificate of incorporation and bylaws and from the Delaware General Corporation Law.

      Certain differences between the rights as a holder of Grange common stock and the rights as a Community Bank System stockholder are summarized below. Only the material differences are summarized below and the summary does not purport to be a complete statement of the rights of Grange shareholders and Community Bank System stockholders. For a more complete understanding of all rights of Grange shareholders and Community Bank System stockholders, we recommend that you read the complete text of the governing corporate instruments of both Grange and Community Bank System, as well as the applicable law.

Authorized Capital Stock

      Community Bank System. Under its certificate of incorporation, Community Bank System is authorized to issue 20,000,000 shares of common stock, no par value, and 500,000 shares of preferred stock, par value $1.00 per share. Although no shares of preferred stock are currently outstanding, the board of directors may, without stockholder approval (subject to the rules of the New York Stock Exchange, if applicable), issue shares of preferred stock with the relative rights, designations, preferences and limitations or restrictions established by the board. The ability of Community Bank System to issue shares of preferred stock could have an anti-takeover effect.

      Grange. Grange’s articles of incorporation authorize the issuance of up to 5,000,000 shares of common stock, par value $5.00 per share, and 1,000,000 shares of preferred stock, par value $5,00 per share. Although no shares of preferred stock are currently outstanding, the board of directors may, without stockholder approval, issue shares of preferred stock with the relative rights, designations, preferences and limitations or restrictions established by the board. The ability of Grange to issue shares of preferred stock could have an anti-takeover effect.

Quorum of Stockholders

      Community Bank System. In order to have a quorum for the transaction of business at any stockholders’ meeting, the holders of at least one-third of the shares entitled to vote at the meeting must be present in person or represented by proxy, unless a greater number is required by the Delaware General Corporation Law.

      Grange. Grange’s bylaws are silent as to what constitutes a quorum of shareholders. Pennsylvania law provides that, in the absence of such a provision, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of all the votes entitled to be cast on a particular matter constitutes a quorum at any shareholders’ meeting.

Nomination of Directors

      Community Bank System. Community Bank System’s bylaws provide that nominations of persons for election to the board of directors may be made at a meeting of stockholders by or at the direction of the board of directors, or by any stockholder entitled to vote at the election who gives an advanced written notice to the Secretary not less than 60 days or more than 90 days prior to the meeting (provided that if Community Bank

System gives less than 60 days’ notice of the meeting date, the nominating stockholder’s notice must be given within 10 days following the mailing date of the Community Bank System notice).

      Grange. Grange’s bylaws provide that nominations of persons for election to the board of directors, except for those nominations made by Grange’s management, may be made in writing by any shareholder and must be submitted to the Secretary not less than 20 days prior to the annual shareholders’ meeting.

Qualification of Directors

      Community Bank System. Delaware law provides that a director need not be a stockholder. The Community Bank System certificate of incorporation and the Community Bank System bylaws do not contain further qualifications for directors. Currently, all of the directors of Community Bank System also serve as a director of Community Bank, which is a national banking association. The National Bank Act and the related regulations require that a director of a national banking association must be a citizen of the United States and must own shares of capital stock of the association or its parent company, the aggregate par value, shareholders’ equity or fair market value of which shares is not less than $1,000. Generally, at least a majority of the directors of a national banking association must have resided in the state in which the association is located, or within 100 miles of the location of the office of the association, for at least one year immediately before the election as a director and must continue to reside within those areas during the term of office. Under the Community Bank System bylaws, the term of a director will terminate at December 31 of the year in which the director reaches age 70. However, Community Bank System has waived compliance with this age limit for a specified period with respect to the three directors who joined the board when Community Bank System acquired First Liberty.

      Grange. Grange’s bylaws provide that each director of Grange must be a shareholder of Grange and that a director will cease to be a director when he or she no longer owns shares of Grange common stock. Under Pennsylvania law, a director must be a natural person of full age, but need not reside in Pennsylvania.

Number of Directors

      Community Bank System. The total number of directors on the board of directors will be fixed initially by the incorporator and thereafter may be changed from time to time by the board or the stockholders. Neither the certificate of incorporation nor the bylaws impose any limitation on the total number of directors of Community Bank System.

      Grange. The articles of incorporation of Grange provide that the board of directors will consist of no less than five nor more than 25 persons, with the exact number to be determined from time to time by the board of directors.

Removal of Directors

      Community Bank System. Under Delaware law, directors of a corporation with a classified board (like Community Bank System) may be removed by the holders of a majority of shares entitled to vote at the election of directors, but only for cause, unless the certificate of incorporation of the corporation provides that they can also be removed without cause. The certificate of incorporation of Community Bank System permits the stockholders to remove directors with or without cause. The board of directors is not authorized to remove a director.

      Grange. The articles of incorporation of Grange provide that directors may be removed by the shareholders only for “cause” and only with the affirmative vote of the holders of at least 75% of the outstanding shares of Grange common stock entitled to vote on the election of directors. “Cause” is defined as:

•	a conviction of felony;

•	declaration by court that the director is of unsound mind; or

•	gross abuse of trust committed in bad faith.

      The board of directors may also remove a director, without shareholder vote, for any proper cause (whether or not similar to those listed above), including:

•	conflict of interest or other breach of fiduciary duty;

•	default on a loan; or

•	inability to serve as a director of Grange’s bank subsidiary under banking regulations.

Payment of Dividends

      Community Bank System. Delaware law provides that dividends may be paid either out of a corporation’s surplus or, in the event that no surplus exists, from its net profits, if any, from either the year the dividends were declared or the prior year. Capital surplus is the excess of the net assets of the corporation over the stated capital of the corporation. There are certain other regulatory and contractual restrictions on Community Bank System’s ability to pay cash dividends. See “

      Grange. Under Pennsylvania law, a corporation may pay dividends unless, after giving effect to the payment, either:

•	the corporation would be unable to pay its debts as they become due in the usual course of its business; or

•	the total assets of the corporation would be less than the sum of its total liabilities plus any amount necessary to satisfy any preferential rights of shareholders upon dissolution of the corporation.

      This provision, in effect, generally permits Grange to pay dividends to the extent of its shareholders’ equity.

Special Meeting of Stockholders

      Community Bank System. Community Bank System’s bylaws provide that a special meeting may be called by the board, the Chairman of the board or the executive committee of the board.

      Grange. Grange’s bylaws provide that special meetings of shareholders may be called by the board or by the shareholders owning, in the aggregate, not less than 25% of Grange’s stock.

Rights of Stockholders to Dissent

      Community Bank System. Under Delaware law, appraisal rights are generally available for the shares of any class or series of stock of a corporation involved in a merger or consolidation. However, no appraisal rights are available for any stock, which on the record date of the stockholder meeting to approve the transaction, is listed on a national securities exchange or the Nasdaq National Market System, or held of record by more than 2,000 stockholders. Also no appraisal rights are available to stockholders of the surviving corporation in a merger if their approval is not required. Notwithstanding the foregoing, appraisal rights are available for the class or series if the holders thereof receive in the merger or consolidation anything except:

•	shares of stock of the corporation surviving or resulting from such merger or consolidation;

•	shares of stock of any other corporation that, at the effective date of the merger or consolidation, are either listed on a national securities exchange or the Nasdaq National Market System, or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares; or

•	any combination of the foregoing.

      Grange. The appraisal rights of the Grange shareholders are described in detail in this document under “Dissenting Shareholders’ Rights” on page [     ].

Indemnification and Limitation of Liability

      Community Bank System. The Community Bank System certificate of incorporation provides that a director shall not be personally liable to Community Bank System or its stockholders for monetary damages for a breach of fiduciary duty, except for liability:

•	for a breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      Community Bank System will indemnify to the fullest extent permitted by Delaware law any person against liabilities and expenses incurred by reason of the fact that he or she was acting as a director or officer of Community Bank System. Community Bank System may also provide indemnification to its employees and agents. However, indemnification is only available if a person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. To receive indemnification in a criminal proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful.

      Grange. Grange’s articles of incorporation provide that the directors shall not be personally liable for monetary damages for any action taken or any failure to take any action unless the director breached or failed to perform his or her duties under Section 1713 of the Pennsylvania Business Corporation Law, and the breach or failure constitutes self-dealing, willful misconduct or recklessness.

      Grange’s articles of incorporation also require Grange to indemnify its current and former directors and executive officers for liabilities and expenses to the fullest extent provided by Pennsylvania law. No exceptions to Grange’s obligation to indemnify those persons are contained in the articles of incorporation or bylaws of Grange. Under Pennsylvania law, a corporation may provide indemnification to the extent that the person in question acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The determination as to whether a person has met those standards will be made:

•	by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

•	if that quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

•	by the shareholders.

      Grange is also permitted, but is not required, to indemnify any other persons whom it may indemnify under Pennsylvania law. Changes to the provisions in Grange’s articles of incorporation regarding elimination of director liability and indemnification may be effected by an amendment authorized by all of the then directors of Grange.

Certain Voting Rights and Restrictions with Respect to Mergers

      Community Bank System. Under Delaware law, any merger, consolidation or sale of all or substantially all of the assets of a corporation requires approval by a majority of the outstanding shares, unless the corporation’s certificate of incorporation requires a higher percentage. Whether approval of stockholders is required by Delaware law, the Community Bank System certificate of incorporation requires a higher percentage with respect to “business combinations” with “interested shareholders” as discussed below.

      An interested shareholder is the beneficial owner of common stock representing three percent or more of the votes entitled to be cast, an affiliate or associate of Community Bank System who was an interested shareholder at any time during the preceding two years, or an assignee or successor in interest of shares which were owned at any time during the preceding two years by an interested shareholder.

      A business combination between Community Bank System and an interested shareholder requires the approval of a majority of the board of directors and at least three-fourths of the votes entitled to be cast, or at least two-thirds of the votes entitled to be cast and two-thirds of the continuing directors. A “business combination” includes:

•	a merger or consolidation with Community Bank System or any of its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving any assets or securities of Community Bank System or any of its subsidiaries having an aggregate fair market value of $3,000,000 or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of Community Bank System;

•	any reclassification of securities, recapitalization, any merger or consolidation of Community Bank System with one of its subsidiaries, or any other transaction which has the effect of increasing the proportion of the outstanding shares of any class of equity or convertible securities which is beneficially owned by an interested shareholder; and

•	any agreement, contract, or other agreement providing for any one or more of the actions specified in the foregoing.

      In addition, Section 203 of the Delaware General Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by a corporation and certain of its stockholders. Community Bank System has not elected to “opt out” of Section 203, as permitted by that section. Section 203 provides, in essence, that an “interested stockholder,” defined as a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to the statute and its affiliates and associates, may not engage in certain “business combinations” with the corporation for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an interested person, or

•	the business combination is approved by the corporation’s board of directors and authorized at a stockholders’ meeting by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested person.

      Section 203 defines the term “business combination” to include a wide variety of transactions with or caused by an interested person in which the interested person receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, certain asset sales, certain issuances of additional shares to the interested person, transactions with the corporation which increase the proportionate interest of the interested person or transactions in which the interested person receives certain other benefits.

      Grange. Grange’s articles of incorporation require the affirmative vote of holders of at least two-thirds of the outstanding shares of Grange common stock to approve a merger or consolidation of Grange with another corporation, liquidation or dissolution of Grange, or a sale or other disposition of all or substantially all of the assets of Grange. This provision may be amended:

•	if approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Grange common stock; or

•	by an amendment to the bylaws of Grange which is adopted by all of the then members of the board of directors.

      In connection with the merger, the board of directors of Grange has unanimously taken an action to render this provision of the articles of incorporation inapplicable to the merger with Community Bank System, and provided that the approval of the merger agreement shall only require the affirmative vote of the holders of a majority of the votes cast.

      Grange is subject to some, but not all, of various provisions of Pennsylvania law that are triggered, in general, when any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of board of directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania Business Corporation Law.

      Subchapter 25E (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

      Subchapter 25F (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include various transactions utilizing a corporation’s assets for purchase price amortization or refinancing purposes. For this purpose, an “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

      Subchapter 25G (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting those shares unless the “disinterested” shareholders approve the voting rights. Failure to obtain this approval exposes the owner to the risk of a forced sale of the shares of the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania Business Corporation Law. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

      Subchapter 25H (relating to disgorgement) applies in the event that:

•	any person or group publicly discloses that the person or group may acquire control of the corporation, or

•	a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter.

      Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior to the 18-month period.

      Subchapters 25E-H contain a wide variety of transactional and status exemptions and safe harbors. As permitted under Pennsylvania law, Grange has opted out of the provisions of Subchapter 25E but is subject to the provisions of Subchapters 25F, G and H. Grange’s articles of incorporation provide that, if and when Subchapters E, H, I and J are changed so that shareholders of a corporation may opt out of those provisions, Grange shareholders may vote to make those Subchapters inapplicable to Grange.

      In addition, the articles of incorporation of Grange contain provisions that prohibit the beneficial ownership of, and the voting (other than as a proxy holder for unaffiliated shareholders) at any meeting of shareholders of, more than 10% of the outstanding shares of Grange common stock or other voting securities by any person or entity, except as authorized by the board of directors of Grange. Grange may disregard any votes cast in violation of these provisions. Furthermore, if these provisions are violated by any party, the board is empowered to, among other things:

•	terminate all voting rights attributable to the shares in excess of the 10% limit;

•	commence litigation to require the party to divest a sufficient number of shares to cause the party’s beneficial ownership to fall below the 10% limit; or

•	compel the party to sell to Grange or its nominee any portion of the party’s shares in excess of the 10% limit, at a price generally based on the market price of the Grange stock over a specified period.

Shareholder Rights Plan

      Community Bank System. The board of directors of Community Bank System has adopted a stockholder rights protection plan (commonly known as a “poison pill”). For details on this plan, please see “Rights Plan” on page [     ].

      Grange. Grange does not have a shareholder rights plan or any similar agreement or plan.

Amendment to Certificate of Incorporation and Articles of Incorporation

      Community Bank System. Under Delaware law, the Community Bank System certificate of incorporation may be amended only if the amendment is first proposed by the Community Bank System board of directors and is approved by a majority of outstanding shares entitled to vote thereon. Where the rights of a certain class of shares is affected by the amendment, a majority of that class of shares must also approve the amendment, regardless if such class is otherwise entitled to vote on the amendment. Under Community Bank System’s certificate of incorporation, amendments to provisions relating to the election and classification of directors, the limitation of director’s liability, a business combination with interested shareholder or an amendment to the certificate require the approval of a majority of the board of directors and at least three-fourths of the votes entitled to be cast by the holders of Community Bank System common stock, or at least two-thirds of the votes entitled to be cast and two-thirds of the continuing directors.

      Grange. Under Pennsylvania law, Grange’s articles of incorporation may be amended only if the amendment is first proposed by the Grange board of directors by the adoption of a resolution and approved by shareholders. Pennsylvania law also provides that amendments to articles of incorporation may be adopted upon the affirmative vote of the holders of a majority of shares of Grange common stock unless otherwise provided in by Pennsylvania law (related to changes in rights or preferences of the shares of a class of stock) or the articles of incorporation. Grange’s articles of incorporation provide that amendments related to the classification of the board of directors, indemnification, and approval of mergers, consolidations and sale of all or substantially all of the assets, may be effected by a bylaw amendment approved by all of the then directors of Grange.

Amendment to Bylaws

      Community Bank System. The board of directors of Community Bank System may adopt, amend or repeal Community Bank System’s bylaws by a majority vote, provided that the bylaws may also be adopted, amended or repealed by the stockholders of Community Bank System by the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote on the subject matter.

      Grange. The articles of incorporation provide that any amendment to the bylaws, which is proposed by the shareholders but not previously approved by the board of directors, requires the affirmative vote of the holders of at least 80% of the votes that all of the shareholders are entitled to cast on the action. The board of directors may amend or repeal the bylaws, in whole or in part, by a majority vote.

EXPERTS

      The consolidated financial statements of Community Bank System as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this document and in the registration statement of which this document is a part, in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, which report is incorporated by reference in this document, given upon the authority of the firm as experts in accounting and auditing.

      The consolidated financial statements of Grange as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this document and in the registration statement of which this document is a part, in reliance upon the report of Kronick Kalada Berdy & Company, P.C., independent auditors, which report is incorporated by reference in this document, and upon the authority of the firm as experts in accounting and auditing.

      The material U.S. federal income tax consequences of the merger are being passed upon for Community Bank System by PricewaterhouseCoopers LLP.

LEGAL MATTERS

      The validity of the shares of Community Bank System common stock to be issued pursuant to the terms of the merger agreement will be passed upon for Community Bank System by Bond, Schoeneck & King, PLLC, Syracuse, New York. The material U.S. federal income tax consequences of the merger are being passed upon for Grange by Dilworth Paxson LLP, Philadelphia, Pennsylvania.

WHERE YOU CAN FIND MORE INFORMATION

      Both Community Bank System and Grange file annual, quarterly and current reports, proxy statements and other information with the SEC.

      You may read and copy any reports, statements or other information that Community Bank System or Grange files at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Community Bank System’s and Grange’s public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at “http://www.sec.gov.” You can also inspect reports, proxy statements and other information about Community Bank System at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Community Bank System’s and Grange’s public filings are also available from Community Bank System and Grange, respectively, at the address shown below.

      Community Bank System has filed a registration statement to register with the SEC the shares of Community Bank System common stock to be issued to Grange shareholders in the merger. This document is a part of the registration statement and constitutes a prospectus of Community Bank System and a proxy statement of Grange for its special meeting of shareholders.

      As allowed by SEC rules, this document does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement. The SEC allows Community Bank System and Grange to “incorporate by reference” certain information into this document, which means that Community Bank System and Grange can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information which contradicts information contained directly in this document. This document incorporates by reference the documents set forth below that Community Bank System and Grange have previously filed with the SEC.

Community Bank System
Commission Filings (File No. 0-11716)

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarterly Periods ended March 31, 2003 and June 30, 2003
Proxy Statement for Annual Meeting of Stockholders	Filed April 21, 2003
Current Reports on Form 8-K	Filed April 25, 2003, May 8, 2003, May 22, 2003, June 9, 2003, June 17, 2003, June 20, 2003 and July 18, 2003
Registration Statements on Form 8-A	Filed December 9, 1997 and February 27, 1995

Grange
Commission Filings (File No. 0-13664)

Annual Report on Form 10-KSB	Year ended December 31, 2002
Quarterly Reports on Form 10-QSB	Quarterly Periods ended March 31, 2003 and June 30, 2003
Proxy Statement for Annual Meeting of Shareholders	Filed April 2, 2003
Current Reports on Form 8-K	Filed April 30, 2003, June 19, 2003 and July 23, 2003

      All documents that Community Bank System or Grange files with the SEC between the date of this document and the completion of the merger are incorporated into this document by reference and made a part of this document from the date of the filing of the documents. These additional documents include periodic reports, such as Annual Reports on Form 10-K or 10-KSB, Quarterly Reports on Form 10-Q or 10-QSB, and Current Reports on Form 8-K.

      Community Bank System has supplied all information contained or incorporated by reference in this document relating to Community Bank System. Grange has supplied all information contained or incorporated by reference in this document relating to Grange. Neither Community Bank System nor Grange assumes any responsibility for the accuracy or completeness of the information provided by the other party.

      You may obtain documents pertaining to Community Bank System which are incorporated by reference in this document, from Community Bank System without charge, excluding all exhibits (unless specifically incorporated by reference as an exhibit to this document), by requesting them in writing or by telephone from Community Bank System at the following address:

Community Bank System, Inc.

5790 Widewaters Parkway
DeWitt, New York 13214
Attention: Donna J. Drengel, Corporate Secretary
Telephone: (315) 445-7313

      You may obtain documents pertaining to Grange which are incorporated by reference in this document, from Grange without charge, excluding all exhibits (unless specifically incorporated by reference as an exhibit to this document), by requesting them in writing or by telephone from Grange at the following address:

Grange National Banc Corp.

198 E. Tioga Street
Tunkhannock, Pennsylvania 18657
Attention: Philip O. Farr, Vice President and Comptroller
Telephone: (570) 836-2100

      If you would like to request documents from Community Bank System or Grange, please do so at least five business days before the date of the special meeting in order to receive timely delivery of the requested documents prior to the special meeting.

      You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meeting held by your company. Neither Community Bank System nor Grange has authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [                    ], 2003. You should not assume that the information contained in this document is accurate after that date.

Annex A

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

      THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of June 7, 2003, by and between COMMUNITY BANK SYSTEM, INC., a Delaware corporation (“CBSI”), and GRANGE NATIONAL BANC CORP., a Pennsylvania corporation (“GNBC”).

      WHEREAS, CBSI is a bank holding company, the principal banking subsidiary of which is Community Bank, N.A., a national banking association (“Community Bank”);

      WHEREAS, GNBC is a financial holding company, the principal banking subsidiary of which is Grange National Bank, a national banking association (“Grange National Bank”);

      WHEREAS, the respective Boards of Directors of CBSI and GNBC have each determined that it is in the best interests of their respective shareholders for CBSI to acquire GNBC through the merger (the “Merger”) of GNBC with and into CBSI upon the terms and subject to the conditions set forth herein, and that the Merger presents an opportunity for their respective companies and shareholders to achieve long-term strategic and financial benefits;

      WHEREAS, following the consummation of the Merger, Grange National Bank, which shall become a wholly-owned subsidiary of CBSI as a result of the Merger, shall merge (the “Bank Merger”) with and into Community Bank, with Community Bank continuing as the surviving bank, pursuant to a plan of merger;

      WHEREAS, it is the current intention of CBSI to operate, after the consummation of the Bank Merger, the existing business of Grange National Bank as additional branches of the Pennsylvania division of Community Bank doing business as “First Liberty Bank & Trust,” to the extent permitted by law;

      WHEREAS, in furtherance of such acquisition, the respective Boards of Directors of CBSI and GNBC have each approved this Agreement and the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”) and upon the terms and conditions set forth herein;

      WHEREAS, upon the consummation and effectiveness of the Merger, all of the issued and outstanding shares of common stock, par value $5.00 per share, of GNBC (“GNBC Common Stock”), other than the Dissenting Shares (as defined below), shall be converted into the right to receive shares of common stock, no par value, of CBSI (“CBSI Common Stock”) and/or cash, as provided in Article II of this Agreement;

      WHEREAS, the parties desire to effectuate the Merger as a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”);

      WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to CBSI’s willingness to enter into this Agreement, all executive officers and directors of GNBC are entering into a Voting Agreement (collectively, the “Voting Agreements”), substantially in the form attached hereto as Exhibit A;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

      “Advisory Board” is defined in Section 5.13 hereof.

      “Affiliates Agreement” is defined in Section 5.10 hereof.

      “Agreement” is defined in the preamble hereof.

      “All Cash Election” is defined in Section 2.2(a)(ii) hereof.

      “All Stock Election” is defined in Section 2.2(a)(i) hereof, and all ISO Shares shall be deemed subject to All Stock Election.

      “Bank Examinations” is defined in Section 3.30 hereof.

      “Bank Holding Company Act” shall mean the Bank Holding Company Act of 1956, as amended.

      “Bank Merger” is defined in the preamble of this Agreement.

      “Cash Portion” is defined in Section 2.2(a)(iii).

      “CBSI” is defined in the preamble of this Agreement.

      “Community Bank” is defined in the preamble of this Agreement.

      “CBSI Common Stock” is defined in the preamble of this Agreement.

      “CBSI Financial Statements” shall mean (i) the consolidated statements of condition of CBSI as of March 31, 2003 and as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders’ equity (including related notes, if any) for the three months ended March 31, 2003 and each of the three years ended December 31, 2002, 2001 and 2000, as filed by CBSI in its SEC Documents and (ii) the consolidated statements of condition of CBSI and related consolidated statements of income, cash flows and changes in shareholders’ equity (including related notes, if any) as filed by CBSI in its SEC Documents as of dates or with respect to periods ended subsequent to March 31, 2003.

      “CBSI Market Price” shall mean the average closing sale price of a share of the CBSI Common Stock over the twenty (20) consecutive trading days immediately prior to the Closing Date on the NYSE, as reported in the Wall Street Journal.

      “Certificate” is defined in Section 2.2(j) hereof.

      “Closing Date” shall mean the date specified pursuant to Section 5.9 hereof as the date on which the parties hereto shall close the transactions contemplated herein.

      “Code” is defined in the preamble of this Agreement.

      “Commission” or “SEC” shall mean the Securities and Exchange Commission.

      “CRA” is defined in Section 3.29 hereof.

      “Designated Term” is defined in Section 5.l1(c) hereof.

      “DGCL” is defined in the preamble of this Agreement.

      “Dissenting Shares” is defined in Section 2.5 hereof.

      “Effective Date” is defined in Section 5.1 hereof.

      “Effective Time” is defined in Section 2.1(b) hereof.

      “Election” is defined in Section 2.2(c) hereof.

      “Election Deadline” is defined in Section 2.2(c) hereof.

      “Election Form” is defined in Section 2.2(c) hereof.

      “Election Period” is defined in Section 2.2(c) hereof.

      “Employment Agreement” is defined in Section 6.1(g) hereof.

      “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

      “ERISA Affiliate” is defined in Section 3.12 hereof.

      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

      “Exchange Agent” is defined in Section 2.6 hereof.

      “Exchange Ratio” shall mean, subject to any adjustment contemplated by Section 2.2(i):

(a) if the CBSI Market Price is equal to or greater than $29.88, or equal to or less than $40.43, then 1.209;

(b) if the CBSI Market Price is greater than $40.43, then a quotient (rounded to the nearest one-thousandth of a dollar) obtained by dividing $48.88 by the CBSI Market Price; and

(c) if the CBSI Market Price is less than $29.88, then a quotient (rounded to the nearest one-thousandth of a dollar) obtained by dividing $36.13 by the CBSI Market Price.

      “FDIA” shall mean the Federal Deposit Insurance Act.

      “FDIC” shall mean the Federal Deposit Insurance Corporation.

      “Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

      “GNBC” is defined in the preamble of this Agreement.

      “Grange National Bank” is defined in the preamble of this Agreement.

      “GNBC Common Stock” is defined in the preamble of this Agreement.

      “GNBC Directors” is defined in Section 5.11(c) hereof.

      “GNBC Shareholders’ Meeting” shall mean the special meeting of the shareholders of GNBC to be called for the purpose of approving this Agreement and the transactions contemplated thereby.

      “GNBC Financial Statements” shall mean (i) the consolidated statements of condition of GNBC as of March 31, 2003 and as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders’ equity (including related notes, if any) for the three months ended March 31, 2003 and each of the three years ended December 31, 2002, 2001 and 2000, as filed by GNBC in its SEC Documents and (ii) the consolidated statements of condition of GNBC and related consolidated statements of income, cash flows and changes in shareholders’ equity (including related notes, if any) as filed by GNBC in its SEC Documents as of dates or with respect to periods ended subsequent to March 31, 2003.

      “Indemnified Parties” is defined in Section 5.11(d) hereof.

      “Intellectual Property” means domestic and foreign letters patent, patents, patent applications, patent licenses, software licensed or owned, know-how licenses, trade names, common law and other trademarks, service marks, licenses of trademarks, trade names and/or service marks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications.

      “IRS” means the Internal Revenue Service.

      “ISO Shares” shall mean the shares of GNBC Common Stock which were acquired by the holders thereof upon the exercise of incentive stock options under GNBC’s Incentive Option Plan; provided, however, that ISO Shares shall not include any shares that (i) as of immediately prior to the Effective Time, had been held for both (A) at least two years after the grant of the options which were exercised to acquire such shares, and (B) at least one year after the acquisition of such shares upon option exercise, or (ii) have otherwise been disqualified from the tax treatment provided to incentive stock options under the Code and applicable regulations thereunder.

      “Material Adverse Effect” shall mean, with respect to any party, a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, or a material adverse effect on such party’s ability to consummate the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the primary cause of which is (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (iii) general changes in conditions, including interest rates, in the banking industry or in the global or United States economy or financial markets, with respect to clause (i), (ii) or (iii), to the extent that such a change does not materially affect the referenced party to a materially different extent than other similarly situated banking organizations, and (iv) any action or omission of the referenced party or any of its Subsidiaries taken with the prior written consent of the other party to this Agreement in contemplation of the Merger.

      “Merger” is defined in the preamble of this Agreement.

      “Merger Consideration” is defined in Section 2.2 hereof.

      “Mixed Election” is defined in Section 2.2(a)(iii).

      “NYSE” shall mean the New York Stock Exchange.

      “OCC” shall mean the Office of the Comptroller of Currency.

      “PBCL” is defined in the preamble of this Agreement.

      “Person” shall mean an individual, corporation, partnership, bank, limited liability company, trust, association, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

      “Previously Disclosed” shall mean disclosed prior to the execution hereof in (i) an SEC Document filed with the SEC subsequent to January 1, 2003 and prior to the date hereof or (ii) a letter dated of even date herewith from the party making such disclosure and delivered to the other party prior to the execution hereof. Any information disclosed by one party to the other for any purpose hereunder shall be deemed to be disclosed for all purposes hereunder provided that the relevance of the disclosed information to the representations or warranties in question is reasonably apparent. The inclusion of any matter in such letter shall not be deemed an admission or otherwise to imply that any such matter is material for purposes of this Agreement.

      “Proxy Statement/ Prospectus” shall mean the proxy statement/prospectus (or similar documents) together with any supplements thereto and related materials sent to the shareholders of GNBC to solicit their votes in connection with this Agreement and the Merger.

      “Registration Statement” shall mean the registration statement under the Securities Act covering the shares of CBSI Common Stock to be issued in connection with the Merger.

      “Representative” is defined in Section 2.2(l) hereof.

      “Rights” shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock, and stock appreciation rights, performance units and other similar stock-based rights whether they obligate the issuer thereof to issue stock or other securities or to pay cash.

      “SEC Documents” shall mean all reports and registration statements filed, or required to be filed, by a party hereto pursuant to the Securities Laws.

      “Securities Act” shall mean the Securities Act of 1933, as amended.

      “Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission promulgated thereunder.

      “Stock Option” is defined in Section 2.3 hereof.

      “Stock Option Plans” is defined in Section 2.3 hereof.

      “Stock Portion” is defined in Section 2.2(a)(iii) hereof.

      “Subsidiary” shall mean with respect to any party, any Person which is consolidated with such party for financial reporting purposes; provided, however, that “Subsidiary” shall not include any subsidiary trust formed for the purpose of issuing trust preferred or similar securities.

      “Substitute GNBC Directors” is defined in Section 5.11(c) hereof.

      “Surviving Corporation” is defined in Section 2.1(a) hereof.

      “Takeover Laws” is defined in Section 5.14 hereof.

      “Takeover Proposal” is defined in Section 5.5(a) hereof.

      “Taxes” shall mean all taxes, however denominated, including any interest, penalties, criminal sanctions or additions to tax (including, without limitation, any underpayment penalties for insufficient estimated tax payments) or other additional amounts that may become payable in respect thereof (or in respect of a failure to file any Tax Return when and as required), imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes, payroll and employment taxes, withholding taxes (including withholding taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other person or entity), unemployment insurance taxes, social security (or similar) taxes, sales and use taxes, excise taxes, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, stamp taxes, value added taxes, transfer taxes, profits or windfall profits taxes, licenses in the nature of taxes, estimated taxes, severance taxes, duties (custom and others), workers’ compensation taxes, premium taxes, environmental taxes (including taxes under Section 59A of the Code), disability taxes, registration taxes, alternative or add-on minimum taxes, estimated taxes, and other fees, assessments, charges or obligations of the same or of a similar nature.

      “Tax Returns” shall mean all returns, reports, estimates, information statements or other written submissions, and any schedules or attachments thereto, required or permitted to be filed pursuant to the statutes, rules and regulations of any federal, state, local or foreign government Tax authority, including but not limited to, original returns and filings, amended returns, claims for refunds, information returns and accounting method change requests.

      “Transaction Documents” shall mean, collectively, the Voting Agreements, the Option Agreement, the Affiliate Agreements, the Employment Agreement, and certificates and other documents contemplated thereby or by this Agreement.

      “USA Patriot Act” is defined in Section 3.29 hereof.

      “Voting Agreement” is defined in the preamble of this Agreement.

      For purposes of this Agreement, the terms “GNBC,” “Grange National Bank,” “CBSI,” “Community Bank” and “Subsidiary” include all of the respective predecessors thereof (including without limitation, any previously acquired Person).

ARTICLE II

THE MERGER

      2.1     The Merger.

      (a) At the Effective Time, and upon the terms and subject to the conditions of this Agreement, GNBC shall be merged with and into CBSI, the separate existence of GNBC shall cease and CBSI shall continue as the surviving corporation. CBSI as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

      (b) As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties shall cause the Merger to be consummated by filing a certificate or articles of merger as contemplated by the DGCL or the PBCL, together with any required related documents, with the Secretary of State of the State of Delaware and the Secretary of State of the Commonwealth of Pennsylvania, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the PBCL (the time of the last of such filings being the “Effective Time”).

      2.2     Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of GNBC Common Stock issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in this Section 2.2) into either (i) shares of CBSI Common Stock based upon the Exchange Ratio; (ii) cash, at the rate of $42.50 for each share of GNBC Common Stock; or (iii) a combination of such shares of CBSI Common Stock and cash, as more fully set forth in Section 2.2(a)(iii). The shares of CBSI Common Stock issuable and cash payable in connection with the Merger are sometimes collectively referred to herein as the “Merger Consideration.”

      (a) Election as to Outstanding GNBC Common Stock. The shareholders of GNBC shall be given the following options in connection with the exchange of their GNBC Common Stock pursuant to the Merger:

(i) At the option of each holder of GNBC Common Stock, all of such holder’s GNBC Common Stock shall be converted into the right to receive such number of shares of CBSI Common Stock equal to (x) the number of shares of GNBC Common Stock held by such holder times (y) the Exchange Ratio (such election, the “All Stock Election”), provided that:

(A) Fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 2.2(j); and

(B) After giving effect to Section 2.2(a)(i), (ii), (iii), (iv) and (v), in no event shall, in the aggregate, more than seventy percent (70%) of GNBC Common Stock issued and outstanding immediately prior to the Effective Time be converted into the right to receive shares of CBSI Common Stock; or

(ii) At the option of each holder of GNBC Common Stock, all of such holder’s GNBC Common Stock shall be converted into the right to receive cash (payable by check) in an amount equal to (x) the number of shares of GNBC Common Stock held by such holder times (y) $42.50 (such election, the “All Cash Election”), provided that:

(A) After giving effect to Section 2.2(a)(i), (ii), (iii), (iv) and (v), in no event shall, in the aggregate, more than forty-five percent (45%) of GNBC Common Stock issued and outstanding immediately prior to the Effective Time be converted into and become cash; or

(iii) At the option of each holder of GNBC Common Stock, seventy percent (70%) of such holder’s aggregate number of shares of GNBC Common Stock (the “Stock Portion”) shall be converted into the right to receive such number of shares of CBSI Common Stock equal to (x) the number of shares of GNBC Common Stock in the Stock Portion times (y) the Exchange Ratio, and thirty percent (30%) of such holder’s aggregate number of shares of GNBC Common Stock (the “Cash Portion”) shall be converted into the right to receive cash (payable by check) in an amount equal to (w) the number of shares of GNBC Common Stock in the Cash Portion times (z) $42.50 (such election, the “Mixed Election”), provided that:

(A) Fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 2.2(j); and

(B) After giving effect to Section 2.2(a)(i), (ii), (iii), (iv) and (v), in no event shall, in the aggregate, more than seventy percent (70%) of GNBC Common Stock issued and outstanding immediately prior to the Effective Time be converted into the right to receive shares of CBSI Common Stock;

(C) After giving effect to Section 2.2(a)(i), (ii), (iii), (iv) and (v), in no event shall, in the aggregate, more than forty-five percent (45%) of GNBC Common Stock issued and outstanding immediately prior to the Effective Time be converted into the right to receive cash;

(iv) If no election is validly made by a holder by the Election Deadline pursuant to Section 2.2(d), all of such holder’s shares of GNBC Common Stock shall be converted into the right to receive CBSI Common Stock and cash as set forth in Section 2.2(a)(iii); provided, however, that no fractional shares shall be issued and cash will be paid in lieu thereof as provided in Section 2.2(j). Notice of such allocation shall be provided promptly to each holder whose shares of GNBC Common Stock are allocated pursuant to this Section 2.2(a)(iv); or

(v) Notwithstanding anything to the contrary contained in this Section 2.2(a), each ISO Share shall, in any event, be converted into the right to receive shares of CBSI Common Stock as set forth in Section 2.2(a)(i), regardless of any All Cash Election or Mixed Election made by the holder of such ISO Share. All ISO Shares shall be deemed subject to All Stock Election for the purposes of Section 2.2(f) and (g).

      (b) Treasury Shares and Shares Held by CBSI. Each share of GNBC Common Stock held in treasury by GNBC or owned by any Subsidiary of GNBC, CBSI or any Subsidiary of CBSI (in each case other than in a fiduciary capacity) immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

      (c) Procedures for Election. An election form and other appropriate transmittal materials in such form as the parties shall mutually agree (the “Election Form”) shall be mailed to stockholders of GNBC prior to the Election Period. The “Election Period” shall be such period of time as the parties shall mutually agree and ending three (3) full business days immediately prior to the Closing Date, within which GNBC shareholders may validly elect the form of Merger Consideration set forth in Section 2.2(a) (the “Election”) that they will receive. The “Election Deadline” shall be at close of business on the last day of the Election Period.

      (d) Perfection of the Election. An Election shall be considered to have been validly made by a holder of GNBC Common Stock only if the Exchange Agent shall have received prior to the Election Deadline an Election Form properly completed and executed by such holder, accompanied by one or more stock certificates representing the shares of GNBC Common Stock as to which such Election is being made, duly endorsed in blank or otherwise in form specified in the letter of transmittal, all in accordance with the instructions to the letter of transmittal.

      (e) Revocation of Election. Any holder of GNBC Common Stock may at any time prior to the Election Deadline revoke its election and submit a new Election Form in accordance with the procedures in Section 2.2(d), by providing written notice that is received by the Exchange Agent prior to the Election Deadline. In the event of the termination of this Agreement, CBSI shall cause the Exchange Agent to return any certificates deposited by a holder of GNBC Common Stock to such holder at the address set forth in the Election Form.

      (f) Reduction of Shares Entitled to Receive Cash. If holders of more than forty-five percent (45%) of the total number of shares of GNBC Common Stock issued and outstanding have, at the Election Deadline, either (x) elected to receive cash pursuant to the All Cash Election or the Mixed Election (including pursuant to Section 2.2(a)(iv)) and not revoked such election pursuant to Section 2.2(e), or (y) properly exercised their appraisal rights under the PBCL, CBSI will cause to be eliminated by the Exchange Agent, from the shares subject to the All Cash Election (subject to the limitations described in Section 2.2(f)(iv)), a sufficient number of such shares so that the total number of shares that will be converted into the right to receive cash pursuant to the All Cash Election and the Mixed Election (including pursuant to Section 2.2(a)(iv)), or that are Dissenting Shares, does not exceed forty-five percent (45%) of the shares of GNBC Common Stock issued and outstanding on the Election Deadline. The holders of GNBC Common Stock who have made the Mixed Election shall not be required to have more than seventy percent (70%) of their shares of GNBC

Common Stock converted into CBSI Common Stock. After giving effect to Section 2.2(a)(iv), such elimination will be effected as follows:

(i) Subject to the limitations described in Section 2.2(f)(iv), CBSI will eliminate or cause to be eliminated from the shares subject to the All Cash Election, and will add or cause to be added to the shares subject to the All Stock Election, on a pro rata basis in relation to the total number of shares subject to the All Cash Election minus the number of shares held by the holders described in Section 2.2(f)(iv) such number of whole shares of GNBC Common Stock subject to the All Cash Election as may be necessary so that the total number of shares that will be converted into the right to receive cash pursuant to All Cash Election or the Mixed Election (including pursuant to Section 2.2(a)(iv)) is equal, as nearly as practicable, to forty-five percent (45%) of the shares of GNBC Common Stock issued and outstanding immediately prior to the Effective Time (minus any Dissenting Shares);

(ii) All shares of GNBC Common Stock that are eliminated pursuant to Section 2.2(f)(i) from the shares subject to the All Cash Election shall be converted into the right to receive CBSI Common Stock as provided by Section 2.2(a)(i);

(iii) Notice of such allocation shall be provided after the consummation of the Merger to each holder whose shares of GNBC Common Stock are eliminated from the shares subject to the All Cash Election pursuant to Section 2.2(f)(i); and

(iv) Notwithstanding the foregoing, the holders of one hundred (100) or fewer shares of GNBC Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of GNBC Common Stock converted into the right to receive CBSI Common Stock.

      (g) Increase of Shares Entitled to Receive Cash. If the holders of fewer than thirty percent (30%) of the total number of shares of GNBC Common Stock issued and outstanding have, at the Election Deadline, elected to receive cash pursuant to the All Cash Election or the Mixed Election (including pursuant to Section 2.2(a)(iv)) and not revoked such election pursuant to Section 2.2(e), CBSI will cause to be added by the Exchange Agent, to such shares subject to the All Cash Election, a sufficient number of shares of GNBC Common Stock from the shares otherwise subject to the All Stock Election (other than the ISO Shares, which shall not be converted into the right to receive any cash) so that the total number of shares of GNBC Common Stock that will be converted into the right to receive cash pursuant to the All Cash Election, the Mixed Election (including pursuant to Section 2.2(a)(iv)) and this Section 2.2(g) immediately prior to the Effective Time is not less than thirty percent (30%) of the shares of GNBC Common Stock issued and outstanding immediately prior to the Effective Time. The holders of GNBC Common Stock who have elected to have their shares converted pursuant to the Mixed Election or the All Stock Election shall not be required to have more than thirty percent (30%) of their shares of GNBC Common Stock converted into cash. After giving effect to Section 2.2(a)(iv), such addition will be effected as follows:

(i) CBSI will cause to be added to the shares subject to the All Cash Election, and will cause to be eliminated from the shares subject to the All Stock Election (other than the ISO Shares), on a pro rata basis in relation to the total number of shares of GNBC Common Stock subject to the All Stock Election, such number of whole shares of GNBC Common Stock as may be necessary so that the number of shares that will be converted into the right to receive cash is equal, as nearly as practicable, to thirty percent (30%) of the shares of GNBC Common Stock issued and outstanding immediately prior the Effective Time;

(ii) All shares of GNBC Common Stock that are added to the shares subject to the All Cash Election pursuant to Section 2.2(g)(i) shall be converted into the right to receive cash as provided by Section 2.2(a)(ii); and

(iii) Notice of such allocation shall be provided after the consummation of the Merger to each holder whose shares of GNBC Common Stock are added to the shares subject to the All Cash Election or the Mixed Election.

      (h) CBSI Common Stock. Each share of CBSI Common Stock outstanding immediately prior to the Effective Time shall remain unchanged and shall constitute the common stock of the Surviving Corporation.

      (i) Adjustments to Exchange Ratio. If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of CBSI Common Stock or GNBC Common Stock shall be increased, decreased, changed into or exchanged for a different number of shares, in each case by reason of any stock split, recapitalization, or reclassification or other similar change, the Exchange Ratio shall be adjusted proportionately.

      (j) Fractional Shares. No certificates or scrip representing less than one share of CBSI Common Stock shall be issued upon the surrender for exchange of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of GNBC Common Stock (the “Certificates”). In lieu of any such fractional share, each holder of such shares who would otherwise have been entitled to a fraction of a share of CBSI Common Stock, upon surrender of Certificates representing shares of GNBC Common Stock for exchange, shall be paid upon such surrender cash (without interest) in an amount equal to such fraction multiplied by the CBSI Market Price.

      (k) GNBC Pension Plan Shares. To the extent consistent with the terms of such plans, the Code and ERISA, (i) the shares of GNBC Common Stock held for the benefit of the participants in the GNBC 401(k) plan and Simplified Employee Pension Plan will be converted into cash and/or shares of CBSI Common Stock pursuant to this Section 2.2, and (ii) plan participants will have the right to direct the trustees of such plans to make an Election with respect to the shares of GNBC Common Stock held for their accounts in such plans.

      (l) GNBC Common Stock held by Representatives. Holders of record of shares of GNBC Common Stock who hold such shares as nominees, trustees or in other representative capacities (each, a “Representative”) may submit multiple Election Forms, provided that such Representative certified that each such Election Form covers all of the shares of GNBC Common Stock so held by such Representative for a particular beneficial owner.

      2.3     Stock Options.

      (a) At the Effective Time, each outstanding option to purchase shares of GNBC Common Stock (a “Stock Option”) granted under GNBC’s Employee Stock Option Plan, Non-employee Director Stock Option Plan and Incentive Stock Option Plan (collectively the “Stock Option Plans”) shall be deemed assumed by CBSI and deemed to constitute an option to acquire, on the same terms and conditions mutatis mutandis as were applicable under such Stock Option prior to the Effective Time, such number of shares of CBSI Common Stock equal to the product of (x) the number of shares of GNBC Common Stock that would have been issuable upon exercise of the Stock Option, and (y) the Exchange Ratio; provided, however, that:

(i) the number of shares of CBSI Common Stock that may be purchased upon exercise of any such Stock Option shall not include any fractional share and, upon exercise of the Stock Option, a cash payment shall be made for any fractional share based upon the closing sale price per share of the CBSI Common Stock on the last trading day prior to the effective date of exercise on the NYSE as reported in the Wall Street Journal;

(ii) the exercise price per share of such Stock Option shall be equal to the quotient of (w) the exercise price per share of the Stock Option, divided by (z) the Exchange Ratio (rounded to the nearest one-thousandth); and

(iii) the vesting of such Stock Option shall be accelerated so that such Stock Option shall be exercisable in full immediately after the Effective Time.

      (b) Prior to the Effective Time, CBSI shall reserve for issuance the number of shares of CBSI Common Stock necessary to satisfy its obligations with respect to the options assumed pursuant to Section 2.3(a). If and to the extent that any shares of CBSI Common Stock underlying such options are not already covered by an effective registration statement on Form S-8, CBSI shall file with the SEC a registration statement on Form S-8 (or its successor form under the Securities Act) to register such shares under the Securities Act.

      2.4     Effect of Merger.

      Upon the Effective Time of the Merger:

(a) The certificate of incorporation and bylaws of CBSI, each as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, in each case until amended in accordance with the DGCL.

(b) All respective assets, rights, franchises, and interest of GNBC and CBSI in and to every type of property shall be vested in the Surviving Corporation by virtue of the Merger without any deed or other transfer; and the Surviving Corporation, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interest, in the same manner and to the same extent as such rights, franchises and interests were held and enjoyed by GNBC and CBSI immediately prior to the Effective Time.

(c) The Surviving Corporation shall be liable for all of the liabilities of GNBC and CBSI and shall be bound by and subject to all of the obligations and contracts of GNBC and CBSI. All rights of creditors and obligees and all liens on property of GNBC and CBSI shall be preserved and unimpaired.

(d) The directors and officers of CBSI immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, with the additions of new directors and officers contemplated by Section 5.11(c).

      2.5     Dissenting Shares. Notwithstanding any other provision contained in this Agreement, no shares of GNBC Common Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has properly exercised his or her appraisal rights (such shares being collectively referred to herein as “Dissenting Shares”) under the PBCL shall be converted into the right to receive the Merger Consideration as provided in Section 2.2 unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to dissent from the Merger under the PBCL and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the PBCL. If any holder of Dissenting Shares shall have so failed to perfect or effectively withdrawn or lost such holder’s right to dissent from the Merger, each of such holder’s shares of GNBC Common Stock shall thereupon no longer be deemed Dissenting Shares and to have become, as of the Effective Time, the right to receive the Merger Consideration pursuant to Section 2.2.

      2.6     Procedure to Exchange Shares.

      (a) As soon as practicable after the Effective Time, CBSI shall cause to be deposited with American Stock Transfer & Trust Company or another financial institution experienced in serving as an exchange agent for a public company merger (the “Exchange Agent”), for exchange in accordance with this Article II, certificates representing the aggregate number of shares of CBSI Common Stock and cash, by wire transfer of immediately available funds, into which the outstanding shares of GNBC Common Stock shall be converted pursuant to Section 2.2 of this Agreement. As soon as practicable after the Effective Time, CBSI shall cause the Exchange Agent to mail to all holders of record of GNBC Common Stock who have not deposited their shares pursuant to valid Elections prior to the Election Deadline (excluding any holders of Dissenting Shares), letters of transmittal specifying the procedures for delivery of such holders’ certificates formerly representing GNBC Common Stock to the Exchange Agent in exchange for new certificates of CBSI Common Stock and/or a check for cash (including cash in lieu of fractional shares) issuable pursuant to this Article II. As soon as reasonably practicable, after surrender to the Exchange Agent of the certificates of GNBC Common Stock in accordance with the instructions of the letter of transmittal, the Exchange Agent shall distribute to the former holders of shares of GNBC Common Stock a certificate representing that number of shares of CBSI Common Stock and/or a check for cash payable in the Merger (including cash in lieu of fractional shares, if any), that such holder is entitled to receive pursuant to this Agreement. In no event shall the holder of any such surrendered certificates be entitled to receive interest on any stock or cash to be received in the Merger. If any certificate is to be issued in a name other than that in which the surrendered certificate is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the Person requesting such exchange shall affix any required stock transfer tax stamps to the certificate or provide funds for their purchase or established to the satisfaction of the Exchange Agent that such taxes are not payable.

      (b) No dividends or other distributions declared after the Effective Time with respect to CBSI Common Stock shall be paid to the holder of any unsurrendered certificate formerly representing shares of GNBC Common Stock until such holder shall surrender such certificate in accordance with this Section. After the surrender of a certificate in accordance with this Section (or compliance with the procedures set forth in Section 2.5(d)), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore have become payable with respect to shares of CBSI Common Stock.

      (c) At the Effective Time, the stock transfer books of GNBC shall be closed and no transfer of GNBC Common Stock shall thereafter be made or recognized. If, after the Effective Time, certificates representing such shares are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Section.

      (d) In the event any certificate shall have been lost, stolen, destroyed or mutilated, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen, destroyed or mutilated and, if required by CBSI, the making of an indemnity agreement in a form reasonably requested by CBSI and/or the posting by such Person of a bond in such amount as CBSI may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen, destroyed or mutilated certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

      (e) Neither CBSI nor GNBC shall be liable to any holder of shares of GNBC Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. After the first anniversary of the Effective Time, CBSI shall be entitled to instruct the Exchange Agent to release to CBSI all of the shares of CBSI Common Stock and cash then remaining undistributed to former shareholders of GNBC. Thereafter, CBSI shall deliver certificates representing an appropriate number of shares of CBSI Common Stock and/or a check for the appropriate amount of cash, from time to time, as certificates representing GNBC Common Stock, the accompanying letter of transmittal and other related documents are presented to the Exchange Agent or CBSI (or the Person claiming such certificates complies with the procedures contemplated by Section 2.5(d)), until at such time as such shares and cash are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      2.7     Tax Treatment. The parties hereto intend that the Merger constitute a tax free reorganization under Section 368(a) of the Code with respect to the portion of the Merger Consideration consisting of shares of CBSI Common Stock and cash paid in lieu of fractional shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GNBC

      Except as Previously Disclosed, GNBC hereby represents and warrants to CBSI as follows:

      3.1     Capital Structure of GNBC. The authorized capital stock of GNBC consists solely of 1,000,000 shares of preferred stock, par value $5.00 per share (“GNBC Preferred Stock”), and 5,000,000 shares of GNBC Common Stock, of which no shares and 1,635,985 shares, respectively, are issued and outstanding. 82,754 shares of GNBC Common Stock and no shares of GNBC Preferred Stock are held in treasury. An aggregate of 244,042 shares of GNBC Common Stock are reserved for existing and future grants under the Stock Option Plans, pursuant to which options to purchase a total of 192,620 shares of GNBC Common Stock are issued and outstanding on the date hereof (of which options to purchase an aggregate of 186,606 shares are currently exercisable). Except for such options, there are no outstanding options, warrants, agreements, arrangements, commitments or any similar rights granted by or binding on GNBC in existence for the purchase of or issuance of, or which encumber in any way, GNBC Common Stock or any equity interest in any Subsidiary of GNBC. All outstanding shares of GNBC Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the shares of GNBC’s capital stock has been issued in violation of the preemptive rights of any Person.

      3.2     Organization, Standing and Authority of GNBC. Each of GNBC and its Subsidiaries is a duly organized corporation, validly existing and in good standing under the laws of its incorporation with full corporate power and authority to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as now conducted, except where the failure to be in good standing or to have such power or authority would not have a Material Adverse Effect on GNBC. Each of GNBC and its Subsidiaries is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on GNBC. GNBC is registered as a bank holding company under the Bank Holding Company Act, and a financial holding company under the Gramm-Leach-Bliley Act of 1999.

      3.3     Ownership of GNBC Subsidiaries; Capital Structure of GNBC Subsidiaries. A true and complete list of all of the GNBC’s Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by GNBC or another subsidiary of GNBC, has been Previously Disclosed. Except as Previously Disclosed, GNBC does not, directly or indirectly, own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person other than GNBC’s Subsidiaries.

      3.4     Authorized and Effective Agreement.

      (a) GNBC has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution and delivery of this Agreement and each such Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of GNBC, except for the affirmative vote of a majority of the votes cast by the holders of GNBC Common Stock entitled to vote thereon, which is the only shareholder vote required to approve the Merger pursuant to GNBC’s certificate of incorporation and bylaws. The Board of Directors of GNBC has approved and adopted this Agreement and the Merger, and directed that this Agreement be submitted to GNBC’s shareholders for approval at a special meeting to be held as soon as practicable. The Board of Directors of GNBC has unanimously recommended that the shareholders of GNBC approve this Agreement and the Merger.

      (b) This Agreement and each Transaction Document to which GNBC is a party have been duly executed and delivered by GNBC and, assuming the accuracy of the representation contained in Section 4.3(b) hereof, this Agreement constitutes the legal, valid and binding obligations of GNBC, enforceable against GNBC in accordance with its terms, except that such enforceability may be subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

      (c) Neither the execution and delivery by GNBC of this Agreement or any Transaction Document to which it is a party, nor consummation of the transactions contemplated hereby or thereby, nor compliance by GNBC with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of GNBC, (ii) assuming the consents and approvals contemplated by Section 5.3 hereof and the consents and approvals which are Previously Disclosed are duly obtained, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of GNBC or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which GNBC or any of its Subsidiaries is a party, or (iii) assuming the consents and approvals contemplated by Section 5.3 hereof and the consents and approvals which are Previously Disclosed are duly obtained, conflict with or violate any law, order, writ, injunction, decree, statute, rule or regulation applicable to GNBC or any of its Subsidiaries or their respective assets; except, in case of clauses (ii) and (iii) above, for any such breach, default, right, lien, charge, encumbrances, violation or conflict which, individually or in the aggregate, would not have a Material Adverse Effect on GNBC.

      (d) Other than as contemplated by Section 5.3 hereof, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority is required to be made or obtained by GNBC on or prior to the Closing Date in connection with the execution, delivery and performance of this Agreement or any of the Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby. As of the date hereof, GNBC is not aware of any reason that the condition set forth in Section 6.1(b) of this Agreement would not be satisfied.

      3.5     Regulatory Filings. Each of GNBC and its Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, except where the failure to so file would not have a Material Adverse Effect on GNBC, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

      3.6     SEC Documents; Financial Statements; Books and Records; Minute Books. GNBC has filed, on a timely basis, all forms, reports and documents required to be filed with the SEC since January 1, 2001. The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The GNBC Financial Statements filed by GNBC in SEC Documents prior to the date of this Agreement fairly present, and the GNBC Financial Statements filed by GNBC in SEC Documents after the date of this Agreement will fairly present, the consolidated financial position of GNBC as of the dates indicated and the consolidated income, changes in shareholders’ equity and cash flows of GNBC and its consolidated Subsidiaries for the periods then ended and each such financial statement has been or will be, as the case may be, prepared in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount, and may not contain certain related notes as may be permitted by the applicable rules promulgated by the SEC. The books and records of GNBC and each of its Subsidiaries fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance with all applicable legal and accounting requirements in all material respects. The minute books of GNBC and each of its Subsidiaries contain records which are accurate in all material respects of all corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

      3.7     Material Adverse Change. GNBC has not, on a consolidated basis, suffered any change in its financial condition, results of operations or business since December 31, 2002, which, individually or in the aggregate with any other such changes, would constitute a Material Adverse Effect on GNBC.

      3.8     Absence of Undisclosed Liabilities. Neither GNBC nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to GNBC on a consolidated basis, or that, when combined with all similar liabilities, would be material to GNBC on a consolidated basis, except as disclosed in the GNBC Financial Statements contained in an SEC Document filed prior to the date hereof and except for liabilities incurred in the ordinary course of business consistent with past practice since April 1, 2003.

      3.9     Properties. GNBC and its Subsidiaries have good and marketable title free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, which are material to the business of GNBC on a consolidated basis, and which are reflected on the GNBC Financial Statements as of December 31, 2002 or acquired after such date, except (i) liens for taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business as reflected in the books and records of GNBC, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business consistent with past practice. All leases pursuant to which GNBC or any of its Subsidiaries, as lessee, leases real and personal property which, individually or in the aggregate, are material to the business of GNBC on a consolidated basis are valid and enforceable against the lessor in accordance with their respective terms. All tangible property used in the business of GNBC is in good condition, reasonable wear and tear excepted, and is usable in the ordinary course of business consistent with GNBC ’s past practices.

      3.10     Loans.

      (a) Each loan reflected as an asset in the GNBC Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except that the enforceability thereof may be subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards, individually or in the aggregate, would not have a Material Adverse Effect on GNBC.

      (b) The allowance for loan losses reflected on the GNBC Financial Statements, as of their respective dates, is in all material respects consistent with the requirements of generally accepted accounting principles to provide for reasonably anticipated losses with respect to the loan portfolio of GNBC and its Subsidiaries based upon information available at the time.

      3.11     Tax Matters.

      (a) GNBC and each of its Subsidiaries have timely filed (after giving effect to any extensions of time), or has received an extension of time (which has not lapsed) to file, federal income tax returns for each year through December 31, 2002 and has timely filed, or caused to be filed, all other Tax Returns required to be filed with respect to GNBC or any of its Subsidiaries. All Taxes due by or on behalf of GNBC or any of its Subsidiaries have been paid or adequate reserves have been established on the GNBC Financial Statements for the payment of such Taxes. Neither GNBC nor any of its Subsidiaries will have any liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established, except where such liability would not, individually or in the aggregate, have a Material Adverse Effect on GNBC.

      (b) All Tax Returns filed by GNBC and each of its Subsidiaries are complete and accurate in all material respects. Neither GNBC nor any of its Subsidiaries is delinquent in the payment of any material Tax, and none of them has requested any extension of time within which to file any Tax Returns which have not since been filed. Except as fully settled and paid or accrued on the GNBC Financial Statements, no material audit examination, deficiency, adjustment, refund claim or litigation with respect to Tax Returns, paid Taxes, unpaid Taxes or Tax attributes of GNBC has been proposed, asserted or assessed (tentatively or otherwise). There are currently no agreements in effect with respect to GNBC or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any Tax.

      (c) Neither the transactions contemplated hereby nor the termination of the employment of any employees of GNBC prior to or following consummation of the transactions contemplated hereby will result in GNBC or any of its Subsidiaries (or any successor thereof) making or being required to make any “excess parachute payment” as that term is defined in Section 280G of the Code.

      (d) Neither GNBC nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of, or indemnification for, Taxes.

      (e) Except as Previously Disclosed, neither GNBC nor any of its Subsidiaries is required to include in income any adjustment in any taxable period ending after the date hereof pursuant to Section 481(a) of the Code, other than any adjustment for which it has already made a full accrual.

      (f) Neither GNBC nor any of its Subsidiaries has executed or entered into any written agreement with any Tax authority conceding or agreeing to any treatment of Taxes or Tax attributes, including, without limitation, an Internal Revenue Service Form 870 or Form 870-AD, closing agreement or special closing agreement, affecting GNBC or any of its Subsidiaries pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law, which agreement would have a material impact on the calculation of the Taxes of the Surviving Corporation or any of its Subsidiaries after the Effective Time.

      3.12     Employee Benefit Plans.

      (a) A true and complete list of each GNBC Plan has been Previously Disclosed. For purposes of this Section 3.12, the term “GNBC Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, medical, life or other insurance, profit-sharing, or pension plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by GNBC or by any trade or business, whether or not incorporated, that together with GNBC would be deemed a “single employer” under Section 414 of the Code (an “ERISA Affiliate”) for the benefit of any employee or director or former employee or former director of GNBC or any ERISA Affiliate of GNBC.

      (b) With respect to each of the GNBC Plans, GNBC has made available to CBSI correct and complete copies of each of the following documents: (a) the GNBC Plan and related documents (including all amendments thereto); (b) the most recent annual reports, financial statements, and actuarial reports, if any; (c) the most recent summary plan description, together with each summary of material modifications, required under ERISA with respect to such GNBC Plan and all material communications relating to each such GNBC Plan; and (d) the most recent determination letter received from the IRS with respect to each GNBC Plan that is intended to be qualified under the Code and all material communications to or from the IRS or any other governmental or regulatory agency or authority relating to each GNBC Plan.

      (c) No liability under Title IV of ERISA has been incurred by GNBC or any ERISA Affiliate of GNBC that has not been satisfied in full, and no condition exists that presents a material risk to GNBC or any ERISA Affiliate of GNBC of incurring a liability under such Title, other than liability for premium payments to the Pension Benefit Guaranty Corporation, which premiums have been or will be paid when due.

      (d) Neither GNBC nor, to the knowledge of GNBC, any ERISA Affiliate of GNBC, nor any of the GNBC Plans, nor, to the knowledge of GNBC, any trust created thereunder, nor any trustee or administrator thereof has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) in connection with which GNBC or any ERISA Affiliate of GNBC could reasonably be expected to, either directly or indirectly, incur any material liability or material cost.

      (e) Full payment has been made, or will be made in accordance with Section 404(a)(6) of the Code, of all amounts that GNBC or any ERISA Affiliate of GNBC is required to pay under Section 412 of the Code or under the terms of the GNBC Plans.

      (f) As of the last day of the most recent fiscal year of each GNBC plan, the fair market value of the assets held under each GNBC Plan that is subject to Title IV of ERISA equals or exceeds the actuarial present value of all accrued benefits under each such GNBC Plan. No reportable event under Section 4043 of ERISA has occurred with respect to any GNBC Plan other than any reportable event occurring by reason of the transactions contemplated by this Agreement or a reportable event for which the requirement of notice to the PBGC has been waived.

      (g) None of the GNBC Plans is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or a single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

      (h) A favorable determination letter or IRS opinion letter has been issued by the IRS with respect to each of the GNBC Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code to the effect that such plan is so qualified and, to the knowledge of GNBC, no condition exists that could adversely affect the qualified status of any such GNBC Plan. Each of the GNBC Plans that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements in all material respects. Each of the GNBC Plans has been operated and administered in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code.

      (i) There are no actions, suits or claims pending, or, to the knowledge of GNBC, threatened or anticipated (other than routine claims for benefits) against any GNBC Plan, the assets of any GNBC Plan or against GNBC or any ERISA Affiliate of GNBC with respect to any GNBC Plan. There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any GNBC Plan or any fiduciary thereof, other than rules of general applicability. There are no pending or, to the knowledge of GNBC, threatened audits, examinations or investigations by any governmental body, commission or agency involving any GNBC Plan.

      (j) Except as set forth in Schedule 3.12(j), the consummation of the transactions contemplated by this Agreement will not result in, and is not a precondition to, (i) any current or former employee or director of GNBC or any ERISA Affiliate of GNBC becoming entitled to severance pay, unemployment compensation or any similar payment, (ii) any acceleration in the time of payment or vesting, or increase in the amount, of any compensation due to any such current or former employee or director, or (iii) any renewal or extension of the term of any agreement regarding compensation for any such current or former employee or director.

      3.13     Material Contracts.

      (a) Except as set forth in Schedule 3.13, neither GNBC nor any of its Subsidiaries is a party to, and is bound by, (i) any material contract, as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, which has not been filed as an exhibit to GNBC’s SEC Documents or any other material agreement or similar arrangement (any contract or commitment which could reasonably be expected to involve expenditures or receipt by GNBC or any of its Subsidiaries in excess of $50,000 in the aggregate shall be deemed material for these purposes) whether or not made in the ordinary course of business (other than loans or loan commitments and funding transactions in the ordinary course of business consistent with past practice of Grange National Bank) or any agreement restricting the nature or geographic scope of its business activities in any material respect, (ii) any agreement, indenture or other instrument relating to the borrowing of money by GNBC or any of its Subsidiaries or the guarantee by GNBC of any of its Subsidiaries of any such obligation, other than instruments relating to transactions entered into in the ordinary course of business consistent with past practice, (iii) any agreement, arrangement or commitment relating to the employment of a consultant who was a director or executive officer or to the employment, election, retention in office or severance of any present or former director or officer, or (iv) any contract, agreement or understanding with a labor union, in each case whether written or oral.

      (b) Neither GNBC nor any of its Subsidiaries is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except for such defaults which would not, individually or in the aggregate, have a Material Adverse Effect on GNBC.

      3.14     Legal Proceedings. Except as set forth on Schedule 3.14, there are no actions, suits or proceedings instituted, pending or, to the knowledge of GNBC, threatened against GNBC or any of its Subsidiaries or against any asset, interest or right of GNBC or any of its Subsidiaries that, if decided against GNBC or any of its Subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect on GNBC. There are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or to impose any material liability or restrictions in connection therewith. There are no actions, suits or proceedings instituted, pending or, to the knowledge of GNBC, threatened against any present or former director or officer of GNBC or any of its Subsidiaries, that would reasonably be expected to give rise to a claim for indemnification.

      3.15     Compliance with Laws. GNBC and each of its Subsidiaries is in compliance with all statutes and regulations applicable to the conduct of its business, except where the failure to so comply would not, individually or in the aggregate, a Material Adverse Effect on GNBC. Neither GNBC nor any of its Subsidiaries has received notification from any agency or department of federal, state or local government

(i) asserting a violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization or (iii) in any way restricting or limiting its operations. Neither GNBC nor any of its Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment which would, individually or in the aggregate, have a Material Adverse Effect on GNBC, or has received any communication contemplating any of the foregoing.

      3.16     Labor Matters. With respect to their employees, neither GNBC nor its Subsidiaries is a party to any collective bargaining or other similar agreement with any labor organization, group or association or has engaged in any unfair labor practice. Since January 1, 2001, neither GNBC nor its Subsidiaries has experienced any attempt by organized labor or its representatives to make GNBC or any of its Subsidiaries conform to demands of organized labor relating to their employees or to enter into a binding agreement with organized labor that would cover the employees of GNBC or any of its Subsidiaries. To the knowledge of GNBC, there is no unfair labor practice charge or other complaint by any employee or former employee of GNBC or any of its Subsidiaries against any of them pending before any court, arbitrator or governmental agency arising out of GNBC’s or such Subsidiary’s activities or such employee’s employment with GNBC or such Subsidiary. There is no strike, work stoppage or labor disturbance pending or, to the knowledge of GNBC, threatened against GNBC or any of its Subsidiaries, and neither GNBC nor any of its Subsidiaries has experienced any such strike, stoppage or disturbance since January 1, 2001.

      3.17     Brokers and Finders. Neither GNBC nor any of its Subsidiaries, nor any of their respective officers, directors or employees, has engaged any broker, finder or financial advisor or become obligated to or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, except for the firm of Sandler O’Neill & Partners, L.P., to provide financial advice with respect to the transaction provided for in this Agreement. GNBC has heretofore furnished to CBSI a complete and correct copy of all agreements between GNBC or any of its Subsidiaries and Sandler O’Neill & Partners, L.P., pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

      3.18     Insurance. Each of GNBC and its Subsidiaries currently maintains insurance in amounts reasonably adequate for their operations. Neither GNBC nor any of its Subsidiaries has received any notice of a material premium increase over current rates or cancellation with respect to any of their insurance policies or bonds, and within the last three years, neither GNBC nor any of its Subsidiaries has been refused any insurance coverage sought or applied for, and neither GNBC nor any of its Subsidiaries has any reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect. GNBC has Previously Disclosed a list of all outstanding claims as of the date hereof by GNBC or any of its Subsidiaries under any insurance policy. The deposits of Grange National Bank are insured by the FDIC in accordance with the FDIA, and Grange National Bank has paid all assessments and filed all reports required by the FDIA.

      3.19     Environmental Liability. Neither GNBC nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of GNBC, there is no governmental investigation of any nature pending, in each case that would reasonably be expected to result in the imposition on GNBC or any of its Subsidiaries of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; there are no facts or circumstances which would reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither GNBC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

      3.20     Administration of Trust Accounts. GNBC and each of its Subsidiaries have properly administered all common trust funds and collective investment funds and all accounts for which each of them acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on GNBC. Neither GNBC nor any of its Subsidiaries, nor any of their respective directors, officers or employees acting on behalf of GNBC or any of its Subsidiaries, has committed any breach of trust with respect to any such common trust fund or collective investment fund or fiduciary or agency account, and the accountings for each such common trust fund or collective investment fund or fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such common trust fund or collective investment fund or fiduciary or agency account, except for such breaches and failures to be true, correct and accurate which would not, individually or in the aggregate, have a Material Adverse Effect on GNBC.

      3.21     Intellectual Property. Each of GNBC and its Subsidiaries owns the entire right, title and interest in and to, or has valid licenses with respect to, all of the Intellectual Property necessary in all material respects to conduct their respective businesses and operations as presently conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on GNBC. The ownership, licensing or use of Intellectual Property by GNBC or any of its Subsidiaries does not conflict with, infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person, except where such conflict, infringement, misappropriation or other violation would not, individually or in the aggregate, have a Material Adverse Effect on GNBC. None of such Intellectual Property is subject to any outstanding order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment, which order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment would, individually or in the aggregate, have a Material Adverse Effect on GNBC. Except as Previously Disclosed, upon consummation of the transactions contemplated by this Agreement, the Surviving Corporation will be entitled to continue to use all such Intellectual Property without the payment of any fees, licenses or other payments.

      3.22     Certain Information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the GNBC Shareholders’ Meeting or the CBSI Stockholders’ Meeting to vote upon the approval of this Agreement, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth or incorporated by reference therein furnished by GNBC relating to GNBC or any of its Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. All information concerning GNBC and its directors, officers, and shareholders included (or submitted for inclusion) in any application and furnished by it pursuant to Sections 5.2 or 5.3 of this Agreement shall be true, correct and complete in all material respects.

      3.23     Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements to which GNBC or any of its Subsidiaries is a party, whether entered into for GNBC’s own account, or for the account of one or more of such Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with parties reasonably believed to be financially responsible; and each of them constitutes the valid and legally binding obligation of GNBC or such Subsidiary, enforceable in accordance with its terms (except that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general equity principles), and neither GNBC nor any of its Subsidiaries nor to GNBC’s knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. GNBC has previously made available to CBSI all of such agreements and arrangements that are in effect as of the date of this Agreement.

      3.24     Tax Treatment. As of the date of this Agreement, GNBC knows of no reason relating to it which would reasonably cause it to believe that the Merger will not qualify as a reorganization under Section 368(a) of the Code.

      3.25     Interested Party Transactions. Except as Previously Disclosed, there are no events, relationships or transactions that would be required to be reported under Item 404 of Regulation S-K promulgated by the SEC.

      3.26     Takeover Statutes Not Applicable; No Rights Agreement. The Board of Directors of GNBC has taken all actions so that the restrictions contained in Subchapter F of Chapter 25 of the PBCL applicable to a “business combination” (as defined therein) will not apply to the execution or delivery of this Agreement or any Transaction Document to which GNBC is a party, or to the consummation of the Merger or the other transactions contemplated hereby or thereby. GNBC has no shareholder rights agreement or plan or other similar plan, agreement or arrangement.

      3.27     Investment Securities. Except for pledges to secure public and trust deposits, Federal Reserve borrowings, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the GNBC Financial Statements, and none of the material investments made by GNBC or any of its Subsidiaries since December 31, 2002, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

      3.28     Capitalization. GNBC and Grange National Bank are “well capitalized” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board and the FDIC.

      3.29     CRA, Anti-Money Laundering and Customer Information Security. Neither GNBC nor Grange National Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist which would cause Grange National Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the Community Reinvestment Act of 1977, as amended (the “CRA”) and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory,” or (ii) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended and its implementing regulations (31 CFR part 103), the USA Patriot Act of 2001, Public Law 107-56 (the “USA Patriot Act”) and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the privacy of customer information requirements contained in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder as well as the provisions of the Information Security Program adopted by Grange National Bank pursuant to 12 CFR Part 364. Furthermore, the Board of Directors of Grange National Bank has adopted, and Grange National Bank has implemented, an anti-money laundering program that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

      3.30     Agreements with and Examination by Banking Authorities. Neither GNBC nor any of its Subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding, order to cease and desist with, is subject to any order or directive specifically naming or referring to GNBC or any of its Subsidiaries by, has been required to adopt any board resolution by, any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which is currently in effect and restricts materially the conduct of its business, or in any manner relates to its capital adequacy, loan loss allowances or reserves, ability to perform its obligations hereunder, and neither GNBC nor any of its Subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be required to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease or desist order. Neither GNBC nor any of its Subsidiaries has been informed by any bank regulator that it is contemplating issuing or requesting any such order, directive, agreement, memorandum of understanding, commitment letter or similar submission. Neither GNBC nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which GNBC or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency. Except for normal periodic examinations (the “Bank Examinations”) conducted by the Federal Reserve Board, the FDIC, or the OCC in the regular course of the business of GNBC and its Subsidiaries, since January 1, 2001, no bank regulator has initiated any proceeding or, to the best knowledge of GNBC, investigation into the business or operations of the GNBC or any of its Subsidiaries. GNBC and its

Subsidiaries have resolved all material violations, criticisms or exceptions by any bank regulator with respect to any Bank Examination.

      3.31     Ownership of CBSI Common Stock. Neither GNBC nor, to the knowledge of GNBC, any of its affiliates or associates beneficially owns in the aggregate three percent (3%) or more of the outstanding shares of CBSI Common Stock or, to the knowledge of GNBC, has acquired shares of CBSI Common Stock which were at any time in the past two years beneficially owned by an “Interested Shareholder” (as defined below) if such acquisition occurred other than pursuant to a public offering within the meaning of the Securities Act, in each case such that GNBC would be deemed an “Interested Shareholder” under CBSI’s certificate of incorporation.

      3.32     Disclosure. None of the representations and warranties of GNBC contained in this Agreement or any of the Transaction Documents to which it is a party, or any of the written information or documents furnished by GNBC to CBSI in connection therewith, taken as a whole, contains or will contain any untrue statement of a material fact, or omits to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CBSI

      Except as Previously Disclosed, CBSI hereby represents and warrants to GNBC as follows:

      4.1     Capital Structure of CBSI. The authorized capital stock of CBSI consists of (i) 500,000 shares of preferred stock, par value $1.00 per share, none of which were issued and outstanding and (ii) 20,000,000 shares of CBSI Common Stock, of which, as of the date hereof, 13,036,634 shares were issued and outstanding and no shares were held in treasury. All outstanding shares of CBSI Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the shares of CBSI Common Stock has been issued in violation of the preemptive rights of any Person. The shares of CBSI Common Stock to be issued in connection with the Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free and clear of any preemptive rights.

      4.2     Organization, Standing and Authority of CBSI. Each of CBSI and its Subsidiaries is a duly organized corporation or bank, validly existing and in good standing under the laws of its incorporation with full corporate power and authority to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as now conducted, except where the failure to be in good standing or to have such power or authority would not have a Material Adverse Effect on CBSI. Each of CBSI and its Subsidiaries is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CBSI. CBSI is registered as a bank holding company under the Bank Holding Company Act. Except as Previously Disclosed, CBSI has no “significant subsidiary,” as such term is defined under Regulation S-X promulgated by the SEC.

      4.3     Authorized and Effective Agreement.

      (a) CBSI has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution and delivery of this Agreement and each such Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CBSI. The Board of Directors of CBSI has approved and adopted this Agreement and the Merger.

      (b) This Agreement and each Transaction Document to which CBSI is a party have been duly executed and delivered by CBSI and, assuming the accuracy of the representation contained in Section 3.4(b) hereof, this Agreement constitutes the legal, valid and binding obligations of CBSI, enforceable against CBSI in accordance with its terms, except that such enforceability may be subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

      (c) Neither the execution and delivery by CBSI of this Agreement or any Transaction Document to which it is a party, nor consummation of the transactions contemplated hereby or thereby, nor compliance by CBSI with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of CBSI, (ii) assuming the consents and approvals contemplated by Section 5.3 hereof and the consents and approvals which are Previously Disclosed are duly obtained, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of CBSI or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which CBSI or any of its Subsidiaries is a party, or (iii) assuming the consents and approvals contemplated by Section 5.3 hereof and the consents and approvals which are Previously Disclosed are duly obtained, conflict with or violate any law, order, writ, injunction, decree, statute, rule or regulation applicable to CBSI or any of its Subsidiaries or their respective assets; except, in case of clauses (ii) and (iii) above, for any such breach, default, right, lien, charge, encumbrances, violation or conflict which, individually or in the aggregate, would not have a Material Adverse Effect on CBSI.

      (d) Other than as contemplated by Section 5.3 hereof, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority is required to be made or obtained by CBSI on or prior to the Closing Date in connection with the execution, delivery and performance of this Agreement or any of the Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby. As of the date hereof, CBSI is not aware of any reason that the condition set forth in Section 6.1(b) of this Agreement would not be satisfied.

      4.4     Regulatory Filings. Each of CBSI and its Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, except where the failure to so file would not have a Material Adverse Effect on CBSI, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

      4.5     SEC Documents; Financial Statements; Books and Records; Minute Books. CBSI has filed, on a timely basis (except as permitted by Rule 12b-25 under the Exchange Act), all forms, reports and documents required to be filed with the SEC since January 1, 2001. The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The CBSI Financial Statements filed by CBSI in SEC Documents prior to the date of this Agreement fairly present, and the CBSI Financial Statements filed by CBSI in SEC Documents after the date of this Agreement will fairly present, the consolidated financial position of CBSI as of the dates indicated and the consolidated income, changes in shareholders’ equity and cash flows of CBSI and its consolidated Subsidiaries for the periods then ended and each such financial statement has been or will be, as the case may be, prepared in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount, and may not contain certain related notes as may be permitted by the applicable rules promulgated by the SEC. The books and records of CBSI and each of its Subsidiaries fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance with all applicable legal and accounting requirements in all material respects. The minute books of CBSI and each of its Subsidiaries contain records which are accurate in all material respects of all corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

      4.6     Material Adverse Change. CBSI has not, on a consolidated basis, suffered any change in its financial condition, results of operations or business since December 31, 2002, which, individually or in the aggregate with any other such changes, would constitute a Material Adverse Effect on CBSI.

      4.7     Absence of Undisclosed Liabilities. Neither CBSI nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to CBSI on a consolidated basis, or that, when combined with all similar liabilities, would be material to CBSI on a consolidated basis, except as disclosed in the CBSI Financial Statements contained in an SEC Document filed prior to the date hereof and except for liabilities incurred in the ordinary course of business consistent with past practice since April 1, 2003.

      4.8     Loan Loss Reserves. The allowance for loan losses reflected on the CBSI Financial Statements, as of their respective dates, is in all material respects consistent with the requirements of generally accepted accounting principles to provide for reasonably anticipated losses with respect to the loan portfolio of CBSI and its Subsidiaries based upon information available at the time.

      4.9     Tax Matters.

      (a) CBSI and each CBSI Subsidiary have timely filed (after giving effect to any extension of time to file), or received an extension of time (which has not lapsed) to file, federal income tax returns for each year through December 31, 2002 and have timely filed, or caused to be filed, all other Tax Returns required to be filed with respect to CBSI or any of its Subsidiaries. All Taxes due by or on behalf of CBSI or any of its Subsidiaries have been paid or adequate reserves have been established on the CBSI Financial Statements for the payment of such Taxes. Neither CBSI nor any of its Subsidiaries will have any material liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established except where such liability would not have, individually or in the aggregate, a Material Adverse Effect on CBSI.

      (b) All Tax Returns filed by CBSI and each of its Subsidiaries are complete and accurate in all material respects. Neither CBSI nor any CBSI Subsidiary is delinquent in the payment of any material Tax, and, except as Previously Disclosed, none of them has requested any extension of time within which to file any Tax Returns which have not since been filed. Except as Previously Disclosed or as fully settled and paid or accrued on the CBSI Financial Statements, no material audit examination, deficiency, adjustment, refund claim or litigation with respect to Tax Returns, paid Taxes, unpaid Taxes or Tax attributes of CBSI or any of its Subsidiaries has been proposed, asserted or assessed (tentatively or otherwise). There are currently no agreements in effect with respect to CBSI or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any Tax.

      (c) Except as Previously Disclosed, neither CBSI nor any of its Subsidiaries is required to include in income any adjustment in any taxable period ending after the date hereof pursuant to Section 481(a) of the Code other than any adjustment for which it already has made an accrual.

      (d) Neither CBSI nor any of its Subsidiaries has executed or entered into any written agreement with any Tax authority conceding or agreeing to any treatment of Taxes or Tax attributes, including, without limitation, an Internal Revenue Service Form 870 or Form 870-AD, closing agreement or special closing agreement, affecting GNBC or any of its Subsidiaries pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law, which agreement would have a material impact on the calculation of the Taxes of the Surviving Corporation or any of its Subsidiaries after the Effective Time.

      4.10     Employee Benefit Plans. Each of the CBSI Plans complies with the requirements of applicable law, including ERISA and the Code, except where the failure to so comply would not, in individually or in the aggregate, have a Material Adverse Effect on CBSI. For purposes of this Agreement, the term “CBSI Plan” means each bonus, incentive compensation, severance pay, medical or other insurance program, retirement plan, or other employee benefit plan program, agreement or arrangement sponsored, maintained or contributed to by CBSI or any trade or business, whether or not incorporated, that together with CBSI or any of its Subsidiaries would be deemed a “single employer” under Section 414 of the Code or under which CBSI or any ERISA Affiliate has any liability or obligation. No liability under Title IV of ERISA has been incurred by CBSI or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to CBSI or any ERISA Affiliate of incurring any such liability. Full payment has been made, or will be made in accordance with Section 404(a)(6) of the Code of all amounts that CBSI or any ERISA Affiliate is required to pay under Section 412 of the Code or under the terms of the CBSI Plans, and no accumulated funding deficiency (within the meaning of Section 412 of the Code) exists with respect to any CBSI Plan.

      4.11     Legal Proceedings. Except as Previously Disclosed, there are no actions, suits or proceedings instituted, pending or, to the knowledge of CBSI, threatened against CBSI or any of its Subsidiaries or against any asset, interest or right of CBSI or any of its Subsidiaries that, if decided against CBSI or any of its Subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect on CBSI. There are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or to impose any material liability or restrictions in connection therewith.

      4.12     Compliance with Laws. Each of CBSI and its Subsidiaries is in compliance with all statutes and regulations applicable to the conduct of its business, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on CBSI. Neither CBSI nor any of its Subsidiaries has received notification from any agency or department of federal, state or local government (i) asserting a violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization or (iii) in any way restricting or limiting its operations, except where such violation, revocation, restrictions or limitations would not, individually or in the aggregate, have a Material Adverse Effect on CBSI. Neither CBSI nor any of its Subsidiaries is subject to, or has received any communication contemplating, any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment which would, individually or in the aggregate, have a Material Adverse Effect on CBSI.

      4.13     Brokers and Finders. Neither CBSI nor any of its Subsidiaries, nor any of their respective officers, directors or employees, has engaged any broker, finder or financial advisor or become obligated to or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, except for the firm of Janney Montgomery Scott LLC, to provide financial advice with respect to the transaction provided for in this Agreement.

      4.14     Environmental Liability. Neither CBSI nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of CBSI, there is no governmental investigation of any nature pending, in each case that would reasonably be expected to result in the imposition on CBSI or any of its Subsidiaries of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; there are no facts or circumstances which would reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither CBSI nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

      4.15     Certain Information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the GNBC Shareholders’ Meeting to vote upon the approval of this Agreement, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth or incorporated by reference therein furnished by CBSI relating to CBSI or any of its Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. All information concerning CBSI and its directors, officers, and shareholders included (or submitted for inclusion) in any application and furnished by it pursuant to Sections 5.2 or 5.3 of this Agreement shall be true, correct and complete in all material respects.

      4.16     Tax Treatment. As of the date of this Agreement, CBSI knows of no reason relating to it which would reasonably cause it to believe that the Merger will not qualify as a reorganization under Section 368(a) of the Code.

      4.17     Capitalization. On the date hereof, CBSI and Community Bank are “well capitalized” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board and the FDIC. On the Closing Date, CBSI and Community Bank will at least be “adequately capitalized” as such term is defined in such rules and regulations.

      4.18     CRA, Anti-Money Laundering and Customer Information Security. Neither CBSI nor Community Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist which would cause Community Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory,” or (ii) to be deemed to be operating in violation in any material respect of the USA Patriot Act and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the privacy of customer information requirements contained in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder as well as the provisions of the Information Security Program adopted by Community Bank pursuant to 12 CFR Part 364. Furthermore, the Board of Directors of Community Bank has adopted, and Community Bank has implemented, an anti-money laundering program that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

      4.19     Agreements with and Examination by Banking Authorities. Neither CBSI nor any of its Subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding, order to cease and desist with, is subject to any order or directive specifically naming or referring to CBSI or any of its Subsidiaries by, has been required to adopt any board resolution by, any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which is currently in effect and restricts materially the conduct of its business, or in any manner relates to its capital adequacy, loan loss allowances or reserves, ability to perform its obligations hereunder, and neither CBSI nor any of its Subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be required to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease or desist order. Neither CBSI nor any of its Subsidiaries has been informed by any bank regulator that it is contemplating issuing or requesting any such order, directive, agreement, memorandum of understanding, commitment letter or similar submission. Neither CBSI nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which CBSI or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency. Except for the Bank Examinations conducted by the Federal Reserve Board, the FDIC, or the OCC in the regular course of the business of CBSI and its Subsidiaries, since January 1, 2001, no bank regulator has initiated any proceeding or, to the best knowledge of CBSI, investigation into the business or operations of the CBSI or any of its Subsidiaries. CBSI and its Subsidiaries have resolved all material violations, criticisms or exceptions by any bank regulator with respect to any Bank Examination.

      4.20     Merger Consideration. CBSI will have, at the Effective Time, unissued shares of Common Stock and shares of Common Stock held in its treasury that are not reserved for any other purpose sufficient to issue the number of shares of CBSI Common Stock contemplated by Article II, and a sufficient amount of cash to pay the amount contemplated by Article II.

      4.21     Disclosure. None of the representations and warranties of CBSI contained in this Agreement or any of the Transaction Documents to which it is a party, or any of the written information or documents furnished by CBSI to GNBC in connection therewith, taken as a whole, contains or will contain any untrue statement of a material fact, or omits to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

ARTICLE V

COVENANTS

      5.1     Shareholders’ Meeting. GNBC shall call and give notice of the GNBC Shareholders’ Meeting as promptly as practicable after the Registration Statement contemplated by Section 5.2 is first declared effective by the SEC, but in no event later than 10 days after the date of such effectiveness (the “Effective Date”), for the purpose of voting upon the approval of this Agreement, and GNBC shall use all reasonable efforts to hold the GNBC Shareholders’ Meeting as soon as practicable after the Effective Date, subject to the applicable notice requirements under the PBCL. Subject to the fiduciary duties of the Board of Directors of GNBC, as determined after consultation with consultation with outside counsel and financial advisors, (i) the Board of Directors of GNBC shall recommend that the shareholders vote in favor of the approval of this Agreement, and (ii) GNBC shall solicit from its shareholders proxies in favor of approval of this Agreement and shall take all other action necessary or desirable to secure the vote of shareholders to obtain such approval. Notwithstanding any withdrawal, modification or change in any recommendation of the Board of Directors of GNBC, GNBC agrees to hold the GNBC Shareholders’ Meeting within the time period specified above unless this Agreement is terminated in accordance with its terms.

      5.2     Proxy Statement; Registration Statement. As promptly as practicable after the date hereof, CBSI shall prepare and file the Registration Statement with the SEC, and GNBC shall cooperate in the preparation of the Registration Statement, which shall include the Proxy Statement/ Prospectus to be mailed to the shareholders of GNBC in connection with obtaining their approval of this Agreement. CBSI shall provide, before filing with the SEC the Registration Statement or any amendment thereto, a reasonable opportunity to GNBC and its counsel to review and comment thereon. CBSI will advise GNBC, promptly after it receives notice thereof, of the time when the Registration Statement or any post-effective amendment thereto has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of qualification of the CBSI Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. If, at any time prior to the Effective Time, any event or circumstance relating to a party to this Agreement, or its directors, officers or 5% or greater shareholders, shall be discovered by such party that pursuant to the Securities Act or the Exchange Act should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement/ Prospectus included therein, such party shall promptly notify the other party. To the extent applicable, CBSI shall take all actions necessary to register or qualify the shares of CBSI Common Stock to be issued in the Merger pursuant to all applicable state “blue sky” or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof. CBSI shall apply for, and shall use reasonable best efforts to obtain, approval to list the shares of CBSI Common Stock to be issued in the Merger on the NYSE, subject to official notice of issuance, prior to the Effective Time.

      5.3     Applications. As promptly as practicable after the date hereof, and after a reasonable opportunity for review by the other party and its counsel, CBSI and GNBC shall submit any requisite applications for prior approval of, and notices with respect to, the transactions contemplated herein to the OCC and the Federal Reserve Board, and each of the parties hereto shall, and shall cause its Subsidiaries to, submit any applications, notices or other filings to any other state or federal government agency, department or body, the approval of which is required or desirable for consummation of the Merger and the Bank Merger. GNBC and CBSI each represents and warrants to the other that all information concerning it and its directors, officers, shareholders and Subsidiaries included (or submitted for inclusion) in any such application and furnished by it shall be true, correct and complete in all material respects. Each party agrees to consult with the other parties with respect to obtaining all necessary approvals and consents and each will keep the other apprised of the status of matters relating to such approvals and consents.

      5.4     Best Efforts.

      (a) Subject to the terms and conditions of this Agreement, CBSI and GNBC shall each use reasonable best efforts in good faith to (i) furnish such information as may be required or desirable in connection with the preparation of the documents referred to in Sections 5.2 and 5.3 above, and (ii) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Merger at the earliest possible date, including, without limitation, (1) obtaining the consent or approval of Person whose consent or approval is required for consummation of the transactions contemplated hereby, provided that GNBC shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of CBSI, which consent shall not be unreasonably withheld, and (2) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. Subject to the terms and conditions of this Agreement, no party hereto shall take or fail to take, or cause or permit its Subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third party, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement, that would materially delay such completion, or that would adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. In the event that either party has taken any action, whether before, on or after the date hereof, that would adversely affect such qualification, each party shall take such action as the other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect on either of the parties.

      (b) Each party hereto shall give prompt notice to the other party of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing Date such that the condition set forth in Section 6.2(a) or 6.3(a), as applicable, would not be met if such failure to be true or accurate were to occur or be continuing on the Closing Date, and (ii) any material failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and each party shall use all reasonable best efforts in good faith to remedy such failure.

      (c) From the date of this Agreement through the Effective Time, to the extent permitted by law, GNBC shall cause Grange National Bank to provide such assistance to Community Bank as reasonably necessary for Community Bank to prepare for the conversion and transfer in connection with the Merger all information concerning the loans, deposits and other assets and liabilities of Grange National Bank into Community Bank’s own data processing system, with a view to facilitating the integration of Community Bank’s and Grange National Bank’s systems and otherwise combining Community Bank’s and Grange National Bank’s operations upon consummation of the Merger. Such assistance shall include providing Community Bank with computer file instructions with respect to the information in its data processing system regarding the assets and liabilities of Grange National Bank, together with operational procedures designed to implement the transfer of such information to Community Bank, provided that the confidentiality of customer information shall be preserved and no information shall be transferred until the Effective Time. After execution of this Agreement, Grange National Bank and Community Bank shall each designate an individual to serve as liaison concerning the transfer of data processing information and other similar operational matters.

      (d) Each party shall provide, and shall request its auditors to provide, the other party with such historical financial information regarding it (and related audit reports and consents) as the other party may reasonably request for disclosure purposes under the Securities Laws.

      5.5     Investigation and Confidentiality. GNBC and CBSI each will keep the other advised of all material developments relevant to its and its Subsidiaries’ businesses and to consummation of the transactions contemplated herein. GNBC and CBSI each may make or cause to be made such investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the transactions contemplated herein, provided, however, that such investigation shall be reasonably related to such transactions and the party conducting such investigation shall use its reasonable best efforts to minimize any disruptions to the operations of the other party. CBSI and GNBC agree to furnish the other and the other’s advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 5.5 or otherwise shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, any party hereto. Each party hereto shall hold all information furnished by the other party or any of such party’s Subsidiaries or representatives pursuant to this Agreement in confidence and in accordance with the confidentiality agreement dated March 6, 2003, between GNBC and CBSI (the “Confidentiality Agreement”).

      5.6     Press Releases and Other Public Disclosures. GNBC and CBSI shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby, and shall consult and agree with each other as to the form and substance of other public disclosures related thereto, including without limitation, any communications with securities market professionals and investors, provided, however, that nothing contained herein shall prohibit any party, following notification to the other parties, from making any disclosure which is required by applicable law or NYSE rules.

      5.7     Actions Pending the Merger.

      (a) Prior to the Closing Date, and except as otherwise provided for by this Agreement or consented to or approved in writing by the other party hereto, each of CBSI and GNBC shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve its properties, business and relationships with customers, vendors, employees and other Persons.

      (b) Except with the prior written consent of CBSI (which consent will not be unreasonably withheld) or as expressly permitted by this Agreement or as Previously Disclosed, GNBC shall not, and shall not permit any of its Subsidiaries to:

(1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or incur an obligation in excess of $25,000 in the aggregate or which requires performance over more than one year (other than loans and investments booked in the usual, regular and ordinary course of business), provided, that nothing in this Section 5.7(b)(1) shall prevent GNBC from entering into a lease for the proposed branch office in Clarks Summit, Pennsylvania on terms mutually acceptable to GNBC and CBSI;

(2) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock or earnings other than its regular quarterly cash dividends on GNBC Common Stock in amounts not in excess of $0.18 per share;

(3) issue any shares of its capital stock or permit any treasury shares to become outstanding, other than (i) pursuant to the exercise of Stock Options which are outstanding on the date hereof, (ii) pursuant to GNBC’s Dividend Reinvestment and Stock Purchase Plan, or (iii) issuance of up to an aggregate of 100 treasury shares for educational and similar purposes; redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

(4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

(5) issue, grant or authorize any Rights (or amend or modify the terms or exercisability of any outstanding Rights), other than a grant to Michael Coleman of options to purchase up to 2,000 shares of GNBC Common Stock with exercise price no less than the market price of GNBC Common Stock on the grant date, or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

(6) amend or otherwise change its certificate of incorporation or articles of association or bylaws; impose, or suffer the imposition, on any share of capital stock of GNBC of any lien, charge or encumbrance;

(7) merge or consolidate with, or acquire control over, any Person or create any Subsidiary;

(8) waive or release any material right or cancel or compromise any material debt or claim other than in the ordinary course of business consistent with past practice with prior notice to CBSI;

(9) sell, liquidate, pledge or encumber or dispose of, or acquire any, assets with a value in excess of $25,000 (other than assets acquired in foreclosure, in lieu of foreclosure or other legal proceedings relating to collateral for loans in each case in the ordinary course of business consistent with past practice); make any capital expenditure in excess of $25,000 in the aggregate; or establish new branches or other similar facilities, close existing branches or similar facilities or enter into or modify any leases or other contracts relating thereto;

(10) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any additional employee benefit or incentive (including without limitation, any “change of control” or severance payment) to, any of its directors, officers or employees except as required by law or contractual obligation in effect as of the date hereof; or become party to, adopt, terminate, amend, or commit itself to, any pension, retirement, profit sharing or welfare benefit plan or agreement or employment agreement, other than in the ordinary course of business consistent with past practice (including, without limitation, pursuant to the terms of the existing incentive plans for management employees and directors as in effect on the date hereof, correct and complete copies of which have previously been provided to GNBC) or except as required by existing plans or agreements; or accelerate the vesting of any deferred compensation; provided, however, that nothing in this Section 5.7(b)(10) shall be construed to prevent GNBC from permitting one or more directors to change the change-of-control payment election under their Amended and Restated Deferred Fee Agreements;

(11) change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law;

(12) change its methods of accounting in effect at December 31, 2002, except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountants, or change any of its methods of reporting income, deductions or other items for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 2002, except as required by applicable law;

(13) take any action that will result in any of its representations or warranties in this Agreement being or becoming untrue in any material respects at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied, except as may be required by law; or

(14) agree to do any of the foregoing or take any other action which would in any manner interfere with, impede, delay, or make more costly the consummation of the transactions contemplated hereby.

      (c) CBSI shall not, except with the prior written consent of GNBC (which consent shall not unreasonably be withheld), as Previously Disclosed or as expressly permitted by this Agreement, carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; provided, however, that nothing herein shall be construed to prevent CBSI from acquiring or agreeing to acquire any Person, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, such Person or taking actions reasonably related thereto, so long as such transaction would not materially delay or prevent the consummation of the transactions contemplated by this Agreement.

      5.8     Certain Policies. Prior to the Effective Time, GNBC shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and CBSI, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of CBSI. Prior to the Effective Time, GNBC and CBSI shall review the adequacy of reserves for loan losses currently established by GNBC and, if deemed warranted by both parties under generally accepted accounting principles, GNBC shall make mutually acceptable changes to such reserves. GNBC shall cooperate with CBSI in planned actions discussed as part of the due diligence process which are designed to improve the short and long-term profitability of GNBC and eliminate or reduce any potential earnings per share dilution of CBSI upon consummation of the Merger, including but not limited to those actions set forth on Schedule 5.8 hereto. Notwithstanding anything to the contrary herein, GNBC shall not be required to take any of the actions contemplated by this Section 5.8 until and unless both (i) the shareholders of GNBC have approved this Agreement and the Merger at the GNBC Shareholders’ Meeting, and (ii) the condition contemplated by Section 6.1(b) has been satisfied.

      5.9     Closing; Articles of Merger. The transactions contemplated by this Agreement shall be consummated at a closing to be held at the offices of the law firm of Bond, Schoeneck & King, PLLC, One Lincoln Center, Syracuse, New York on the first business day, or other mutually agreeable time, following satisfaction or waiver of the conditions to consummation of the Merger set forth in Article VI hereof.

      5.10     Affiliates. As soon as practicable after the date hereof, GNBC and CBSI shall cooperate and use their best reasonable efforts to identify those Persons who may be deemed to be “affiliates” of GNBC within the meaning of Rule 145 promulgated by the SEC under the Securities Act. GNBC shall use its best reasonable efforts to cause each person so identified to deliver to CBSI no later than 30 days after the date hereof, an Affiliates Agreement, substantially in the form attached hereto as Exhibit B (collectively, the “Affiliates Agreement”).

      5.11     Employee Benefits; Directors and Management; Indemnification.

      (a) The current employees of GNBC or any of its Subsidiaries who continue as employees of CBSI or its Subsidiaries after the Effective Time shall be given credit for past service with GNBC for purposes of determining eligibility for and vesting of employee benefits (but not for pension benefit accrual purposes) under all CBSI Plans in which such employees participate following the Merger. In the event that the employment of any current employee of GNBC or any of its Subsidiaries shall be terminated without cause after the Effective Time, such employees shall be entitled to receive benefits under CBSI’s severance plan (without duplication, however, with any payment under any severance or separation plan or program maintained by GNBC) in accordance with its terms.

      (b) Prior to the Effective Time, GNBC shall take all actions that may be requested by CBSI in writing upon advance notice of not less than 30 days with respect to (i) causing one or more GNBC Plans to terminate as of the Effective Time or for benefit accrual and entitlements to cease as of the Effective Time, (ii) causing the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any GNBC Plan for such period as may be requested by CBSI, or (iii) cooperating with CBSI to facilitate the merger of any GNBC Plan into any CBSI Plan as of or following the Effective Time. To the extent required, GNBC shall amend its Stock Option Plans to permit the assumption of Stock Options pursuant to Section 2.3 hereof. Each GNBC Plan that is not terminated or amended pursuant to clause (i) above, or merged into a CBSI Plan pursuant to clause (iii) above, shall be assumed by CBSI to the extent permitted by the terms of the GNBC Plan; provided that, to the extent necessary, each GNBC Plan shall be amended, effective prior to the Effective Time, to provide that GNBC and its successors shall have the right to amend and/or terminate each such plan at any time. CBSI agrees to assume the obligations of GNBC under each of its Amended and Restated Deferred Fee Agreements and Amended and Restated Supplemental Executive Retirement Agreements.

      (c) Prior to the Effective Time, CBSI shall cause its Board of Directors and Community Bank’s Board of Directors to take all requisite actions to (i) expand the size thereof by two directors and appoint two individuals (the “GNBC Directors”) as directors of CBSI and Community Bank to fill the vacancies created thereby, effective as of the Effective Time, and (ii) elect Thomas A. McCullough to serve as CBSI’s President of Pennsylvania Banking pursuant to the Employment Agreement. The GNBC Directors shall be nominated by GNBC and be acceptable to CBSI, provided that such persons remain qualified to serve under applicable law and regulations and CBSI’s Bylaws. The initial term of one GNBC Director shall expire at the 2005 annual meeting of stockholders of CBSI, and the initial term of the other GNBC Director shall expire at the 2006 annual meeting of stockholders of CBSI, provided that (i) each GNBC Director remains qualified to serve under applicable law and regulations and CBSI’s Bylaws, and (ii) subject to the exercise of the fiduciary duties of CBSI’s Board of Directors, CBSI shall cause its Board to nominate, and to recommend for re-nomination, each of the GNBC Directors for at least one additional three-year term to immediately succeed the initial term set forth above (together with the initial term, the “Designated Term”). In the event that any

GNBC Directors resigns or otherwise becomes ineligible to serve (other than as a result of the failure to be re-elected by the stockholders of CBSI following the re-nomination and recommendation of such GNBC Director in accordance with the preceding sentence), a majority of the members of the Advisory Board shall be entitled to select an individual to serve as his replacement (a “Substitute GNBC Director”) for the Designated Term. Any Substitute GNBC Director must be reasonably acceptable to CBSI and must meet all qualifications for serving on the Board of CBSI and Community Bank that may generally apply to nominees and directors of CBSI and Community Bank, respectively, at that time. Nothing contained in this Section 5.11(c) shall be construed to limit the ability of the respective Boards of Directors of CBSI and Community Bank to further increase the size of such Boards from time to time as they may deem appropriate.

      (d) (1) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person (the “Indemnified Party”) who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of GNBC is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of GNBC or any of its Subsidiaries, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. For a period of five years after the Effective Time, CBSI shall indemnify and hold harmless, to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by the DGCL upon receipt of any undertaking required by the DGCL), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with CBSI; provided, however, that (1) CBSI shall have the right to assume the defense thereof and upon such assumption CBSI shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if CBSI elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between CBSI and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and CBSI shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) CBSI shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) CBSI shall not be liable for any settlement effected without its prior written consent, and (4) CBSI shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 5.11(d), upon becoming aware of any such claim, action, suit, proceeding or investigation, shall promptly notify CBSI thereof, provided that the failure of any Indemnified Party to so notify CBSI shall relieve it of its obligations to indemnify hereunder to the extent that such failure materially prejudices CBSI.

      (2) CBSI agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers and employees of GNBC and any of its Subsidiaries as provided in their respective certificates of incorporation, bylaws or similar governing documents as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger, and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of three years from the Effective Time.

      (3) CBSI will use its reasonable best efforts directly or indirectly to cause the persons who served as directors or officers of GNBC on or before the Effective Time to be covered by GNBC’s existing directors’ and officers’ liability insurance policy (provided that CBSI may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) but in no event shall any insured person be entitled under this Section to insurance coverage more favorable than that provided to him or her in such capacities as of the date hereof with respect to acts or omissions resulting from their service as such on or prior to the Effective Time. Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than four years after the Effective Time; provided, however, that in no event shall CBSI be required to expend more than the current amount expended by GNBC to maintain or procure insurance coverage pursuant hereto. GNBC agrees to renew any such existing insurance or to purchase any “discovery period” insurance provided for thereunder at CBSI’s request.

      5.12     Dividends. After the date of this Agreement, CBSI and GNBC shall coordinate with the other the declaration of any dividends in respect of CBSI Common Stock and GNBC Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of GNBC Common Stock shall not receive dividends other than regular dividends thereon, or fail to receive such regular dividends, for any calendar quarter prior to the Effective Time with respect to their shares of GNBC Common Stock and for any calendar quarter following the Effective Time with respect to any shares of CBSI Common Stock that such holder receives as Merger Consideration.

      5.13     Advisory Board. Promptly following the Effective Time, CBSI shall cause to be formed an advisory board (the “Advisory Board”) and invite each member of GNBC’s Board of Directors (other than the GNBC Directors) to serve on the Advisory Board. The Advisory Board shall be comprised of the Directors of GNBC who accept the invitation to serve on it, and the President and Chief Executive Officer of CBSI. The purpose and function of the Advisory Board will be to advise Community Bank on deposit, lending and financial services activities in GNBC’s former market area and to insure a smooth transition of business relationships in connection with the Merger and the continued development of business relationships throughout such market area. Each member of the Advisory Board, other than the President and Chief Executive Officer of CBSI, shall be paid for each meeting he or she actually attends an amount equal to (i) $10,000, divided by (ii) the number of meetings held in any given year (which shall not exceed 12 per year), in cash, in consideration for his or her services on the Advisory Board. The term of the Advisory Board shall be for a three-year period following the Effective Time. CBSI may, in its sole discretion, merge the Advisory Board with the advisory board established in connection with CBSI’s previous acquisition of First Liberty Bankcorp.

      5.14     Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement or any of the Transaction Documents to be subject to the requirements imposed by any Takeover Law, and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) all such transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. For purposes of this Section, “Takeover Law” shall mean any legal requirement related to mergers, business combinations, sale of control, affiliate transactions, or antitrust laws or regulations which is applicable to the transactions contemplated by this Agreement.

      5.15     No Solicitation.

      (a) Subject to Section 5.15(b) hereof, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither GNBC nor any Person acting on behalf of GNBC shall, directly or indirectly, (a) solicit, initiate or respond to discussions or engage in negotiations with any Person (whether such negotiations are initiated by GNBC or otherwise) or take any other action intended or designed to facilitate the efforts of any Person, other than CBSI, relating to the possible acquisition, recapitalization or other business combination involving GNBC or any of its Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets (with any such efforts by any such Person, including a firm proposal to make such an acquisition, to be referred to as “Takeover Proposal”), (b) provide non-public information with respect to GNBC or any of its Subsidiaries to any Person, other than CBSI and its professional advisors or GNBC’s professional advisors, or (c) enter into an agreement, or a letter of intent or term sheet, with any Person, other than CBSI, providing for a possible Takeover Proposal. If GNBC receives any offer or proposal relating to a

Takeover Proposal, GNBC shall immediately notify CBSI thereof, including information as to the identity of the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be.

      (b) (i) Notwithstanding anything to the contrary contained in Section 5.15(a), prior to the Closing or the termination of this Agreement in accordance with its terms, GNBC may, to the extent the Board of Directors of GNBC determines, in good faith, after consultation with outside legal counsel, that the Board’s fiduciary duties require it to do so, participate in discussions or negotiations with, and, subject to the requirements of Section 5.15(c), furnish non-public information, and afford access to the properties, books or records of GNBC or any of its Subsidiaries to any Person after such Person has delivered to GNBC in writing, an unsolicited bona fide Takeover Proposal with respect to GNBC or any of its Subsidiaries (which has not been withdrawn) which the Board of Directors of GNBC in its good faith judgment determines, after reasonable inquiry and consultation with its financial advisor (i) would be reasonably likely to result in a transaction more favorable than that contemplated by this Agreement to the shareholders of GNBC (which judgment must be reasonable), and (ii) that the Person making such Takeover Proposal is financially capable of consummating such Takeover Proposal or that the financing necessary to consummate such Takeover Proposal, to the extent required, is then committed or is capable of being obtained by such Person (a “Superior Proposal”). In addition, notwithstanding the provisions of Section 5.15(a) above, in connection with a submitted, written bona fide Takeover Proposal or potential Takeover Proposal, GNBC shall refer any third party to this Section 5.15 or make a copy of this Section 5.15 available to such third party.

      (ii) In the event GNBC or any of its Subsidiaries receives a Superior Proposal, nothing contained in this Agreement (but subject to the terms of this Section 5.15(b)) will prevent the Board of Directors of GNBC from recommending such Superior Proposal to the shareholders of GNBC, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties; in such case, the Board of Directors of GNBC may withdraw, modify or refrain from making its recommendations set forth in the relevant sections in this Agreement; provided, however, that GNBC shall (A) provide CBSI at least 48 hours prior notice of any meeting of the Board of Directors of GNBC at which such Board of Directors is reasonably expected to consider a Superior Proposal, (B) not recommend to its shareholders a Superior Proposal for a period of not less than the greater of two full business days and 48 hours after CBSI’s receipt of a copy of such Superior Proposal and the identity of the third party, and (C) not enter into a definitive agreement relating to such Superior Proposal unless CBSI fails to match the terms of the Superior Proposal within the greater of two full business days and 48 hours after CBSI’s receipt of a copy of such Superior Proposal and the identity of the third party; and provided, further, that unless this Agreement is terminated pursuant to Article VII, nothing contained in this Section 5.15(b) shall limit GNBC’s obligation to hold and convene a special meeting of its shareholders (regardless of whether the recommendation of the Board of Directors of GNBC shall have been withdrawn, modified or not yet made) or to provide the shareholders of GNBC with material information relating to such meeting.

      (c) Notwithstanding anything to the contrary herein, neither GNBC nor any of its Subsidiaries shall provide any non-public information to a third party unless: (x) GNBC provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of oral or written confidential information at least as restrictive as such terms in the confidentiality agreement heretofore entered into by the parties hereto; and (y) such non-public information has been previously delivered or made available to CBSI.

      5.16     Tax Reporting. GNBC and CBSI agree to follow, and will cause their respective Subsidiaries to follow, the Alternative Procedures contained in Sections 5 of Rev. Proc. 96-60, 1996-2 C.B. 399 (covering Forms W-2, W-3, 941, W-4 and W-5) and Rev. Proc. 99-50, 1999-52 I.R.B. 757 (Forms 1042-S, 1098, 1099, 5498 and W-2G), so that the successor entity under these procedures will file combined Forms and statements to the maximum extent allowable, relieving the predecessor of such filings.

      5.17     FICA Reporting. All employees of GNBC and its Subsidiaries who are employed after the Merger by CBSI and its Subsidiaries shall be credited for purposes of determining the contribution and benefit base (as determined under section 230 of the Social Security Act) with all remuneration paid during the same calendar years by any predecessor of CBSI and its Subsidiaries.

ARTICLE VI

CONDITIONS PRECEDENT

      6.1     Conditions Precedent to Obligations of CBSI and GNBC. The respective obligations of the parties to effect the Merger shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing Date:

(a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and thereby, including without limitation the shareholder approvals contemplated by Section 5.1 hereof, shall have been duly and validly taken;

(b) The parties hereto shall have received all regulatory approvals required or mutually deemed necessary in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed and all conditions contained in any such approval required to have been satisfied prior to consummation of such transactions shall have been satisfied;

(c) The Registration Statement (including any post-effective amendment thereto) shall be effective under the Securities Act, no stop order suspending the effectiveness of such Registration Statement shall have been issued and no proceeding shall be pending or threatened in writing by the Commission to suspend the effectiveness of such Registration Statement, and CBSI shall have received all “blue sky” or state securities approvals or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary;

(d) There shall not have been instituted, pending or threatened in writing any action or proceeding by any governmental authority or administrative agency or in a court of competent jurisdiction, nor shall there be in any effect any judgment, order, decree or injunction of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, preventing or seeking to prevent the consummation of the transactions contemplated by this Agreement;

(e) The shares of CBSI Common Stock issuable in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f) CBSI shall have received an opinion of PricewaterhouseCoopers LLP, and GNBC shall have received an opinion of Dilworth Paxson LLP, in each case in form and substance reasonably satisfactory to the recipient, dated as of the date the Registration Statement is effective and on the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinions, the Merger will be treated for federal income tax purposes as a reorganization or part of a reorganization within the meaning of Section 368(a) of the Code, and that:

(1) GNBC and CBSI will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

(2) No gain or loss will be recognized by CBSI or GNBC as a result of the Merger (except for amounts resulting from any required change in accounting methods, any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code, or other exceptions as set forth in such opinion);

(3) No gain or loss will be recognized by GNBC shareholders who receive only shares of CBSI Common Stock in exchange for their shares of GNBC Common Stock, except that gain or loss will be recognized on receipt of cash, if any, in lieu of fractional shares;

(4) Each GNBC shareholder’s aggregate tax basis in any shares of CBSI Common Stock received in the transaction will be the same as the aggregate tax basis of the shares of GNBC Common Stock such shareholder surrendered in the Merger, decreased by the amount of any cash received and any tax basis allocable to the cash received for fractional shares of CBSI Common

Stock, and increased by the amount of gain recognized by the GNBC shareholder with respect to cash received;

(5) Gain, but not loss, will be recognized by GNBC shareholders on the exchange of GNBC Common Stock for CBSI Common Stock and cash in an amount equal to the lesser of the GNBC shareholder’s gain realized with respect to such exchange or the amount of cash received; and

(6) Each GNBC shareholder’s holding period in any shares of CBSI Common Stock received in the transaction will, in each instance, include the period during which the shares of GNBC Common Stock surrendered in exchange therefor were held, provided that such shares of GNBC Common Stock were held as capital assets by the shareholder at the Effective Time.

(g) Thomas A. McCullough, President and Chief Executive Officer of GNBC, and CBSI and Community Bank shall have entered into an Employment Agreement, substantially in the form attached hereto as Exhibit C (the “Employment Agreement”).

      6.2     Conditions Precedent to Obligations of GNBC. The obligations of GNBC to effect the Merger shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by GNBC pursuant to Section 7.5 hereof:

(a) The representations and warranties of CBSI set forth in Article IV hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or, in the case of any representation and warranty which specifically relates to an earlier date, as of such earlier date), except as otherwise contemplated by this Agreement or consented to in writing by GNBC; provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) is satisfied, no effect shall be given to any qualifications or exceptions in such representations and warranties relating to materiality or Material Adverse Effect and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on CBSI;

(b) CBSI shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with at or prior to the Closing Date;

(c) GNBC shall have received a written fairness opinion, dated as of the date of the Proxy Statement/ Prospectus, from Sandler O’Neill & Partners, L.P. to the effect that the Merger Consideration is fair, from a financial point of view, to the shareholders of GNBC;

(d) CBSI shall have delivered to GNBC a certificate, dated the Closing Date and signed by its President and Chief Executive Officer, to the effect that the conditions set forth in paragraphs (a) and (b) of this Section have been satisfied; and

(e) An opinion of Bond, Schoeneck & King, PLLC, concerning the shares of CBSI Common Stock issuable in the Merger, shall be included as an exhibit to the Registration Statement. Such opinion will provide in effect that such shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any preemptive rights.

      6.3     Conditions Precedent to Obligations of CBSI.

      The obligations of CBSI to effect the Merger shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date, unless waived by CBSI pursuant to Section 7.5 hereof:

(a) The representations and warranties of GNBC set forth in Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or, in the case of any representation and warranty which specifically relates to an earlier date, as of such earlier date), except as otherwise contemplated by this Agreement or consented to in writing by CBSI; provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) is satisfied, no effect shall be given to any qualifications or exceptions in such representations and warranties relating to materiality or Material Adverse Effect, and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on GNBC;

(b) GNBC shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with at or prior to the Closing Date;

(c) GNBC shall have delivered to CBSI a certificate, dated the Closing Date and signed by its President and Chief Executive Officer, to the effect that the conditions set forth in paragraphs (a) and (b) of this Section have been satisfied;

(d) Dissenters’ rights shall not have been exercised with respect to more than five percent (5%) of the outstanding shares of GNBC Common Stock; and

(e) To the extent that any material, lease, license, loan, financing agreement or other contract or agreement to which GNBC is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, individually or in the aggregate, have a Material Adverse Effect on GNBC.

ARTICLE VII

TERMINATION, WAIVER AND AMENDMENT

      7.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, either before or after approval by the shareholders of GNBC or CBSI:

(a) by the mutual written consent duly authorized by the respective Boards of Directors of the parties hereto;

(b) by CBSI in writing, if GNBC has, or by GNBC in writing, if CBSI has, breached (i) any covenant or agreement contained herein or (ii) any representation or warranty contained herein, and in either case if (x) to the extent that such breach is curable, such breach has not been cured within 30 days after the date on which written notice thereof is given to the breaching party and (y) such breach would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VI hereof;

(c) by any party hereto in writing, if the applications for prior approval referred to in Section 5.3 hereof have been finally denied, and the time period for appeals and requests for reconsideration has expired, or if any governmental entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(d) by any party hereto in writing, if the shareholders of GNBC do not approve this Agreement and the transactions contemplated thereby at the special meetings duly called for that purpose;

(e) by any party hereto in writing, if the Merger shall not have been consummated by the close of business on March 31, 2004, unless the failure to so consummate by such date shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements set forth herein;

(f) by CBSI in writing, if (i) the Board of Directors of GNBC shall withdraw, modify or change its approval or recommendation of this Agreement or the transactions contemplated thereby in a manner adverse to CBSI, or GNBC shall have failed to include in the Joint Proxy Statement/ Prospectus the recommendation of its Board of Directors in favor of the approval of this Agreement or the transactions contemplated thereby; (ii) following its receipt of a Takeover Proposal or the public announcement of a Takeover Proposal, GNBC shall fail to timely comply with the covenants contained in Section 5.1; (iii) the Board of Directors of GNBC shall have recommended to the shareholders of GNBC a Superior

Proposal, or GNBC shall have executed a letter of intent, a definitive agreement or similar document with respect to a Superior Proposal; (iv) a tender offer or exchange offer for 25% or more of the outstanding shares of GNBC Common Stock is commenced and GNBC shall not have sent to its shareholders, within 10 business days after the commencement of such tender or exchange offer, a statement that the Board of Directors of GNBC recommends rejection of such tender or exchange offer; (v) a Takeover Proposal (other than a tender or exchange offer covered by clause (iv) of this Section 7.1(f)) with respect to GNBC is publicly announced and, upon CBSI’s request, GNBC fails to issue a press release announcing its opposition to such Takeover Proposal within three (3) business days after such request; or (vi) the Board of Directors of GNBC shall have resolved to take any action described in clauses (i) and (iii) of this Section 7.1(f);

(g) by GNBC in writing, if the Board of Directors of GNBC shall have recommended to the shareholders of GNBC a Superior Proposal, or GNBC shall have executed a letter of intent, a definitive agreement or similar document with respect to a Superior Proposal, in each case in accordance with Section 5.15, provided that GNBC has complied with all provisions thereof; or

(h) by CBSI in writing, if the CBSI Market Price is less than $28.50.

      7.2     Effect of Termination. In the event this Agreement and is terminated pursuant to Section 7.1 hereof, this Agreement shall become void and have no effect, except that (i) the provisions relating to confidentiality and fees and expenses set forth in Sections 5.5 and 7.3 hereof, respectively, shall survive any such termination, and (ii) a termination pursuant to Section 7.1 shall not relieve the breaching party from liability for any willful breach of such covenant or agreement or representation or warranty giving rise to such termination.

      7.3     Fees and Expenses.

      (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including fees and expenses of its own financial consultants, accountants and counsel) shall be paid by the party incurring such expenses, whether or not such transactions are consummated, except that CBSI and GNBC each shall bear and pay 50% of all printing and mailing costs and filing fees associated with the Registration Statement and the Proxy Statement/ Prospectus and any amendment or supplement thereto.

      (b) In the event that this Agreement is terminated by CBSI or Grange pursuant to Section 7.1(f) or (g), or by either party pursuant to Section 7.1(b), (d) or (e) after a Takeover Proposal from a third party is received by GNBC or any of its affiliates, or is made public (unless CBSI is then in breach of its representations, warranties or covenants contained in this Agreement such that conditions set forth in Section 6.2(a) or (b) would not be satisfied, and GNBC shall have given written notice to that effect prior to such termination), then GNBC shall pay in immediately available funds to an account designated by CBSI, no later than three (3) business days after the date of such termination, a fee equal to THREE MILLION ONE HUNDRED SIXTY-FIVE THOUSAND DOLLARS ($3,165,000), as liquidated damages and not as a penalty, plus all out-of-pocket costs and expenses (including limitation, professional fees of legal counsel, financial advisors and accountants, and their expenses) actually incurred by CBSI and its Subsidiaries in connection with the Merger, the Bank Merger and this Agreement, such costs and expenses not to exceed in the aggregate TWO HUNDRED THOUSAND DOLLARS ($200,000).

      7.4     Survival of Representations, Warranties and Covenants. All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto shall expire on, and be terminated and extinguished at, the Effective Time other than covenants that by their terms are to survive or be performed after the Effective Time; provided, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive CBSI or GNBC (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, including, without limitation, any shareholder or former shareholder of either CBSI or GNBC, the aforesaid representations, warranties and covenants being material inducements to the consummation by CBSI and GNBC of the transactions contemplated herein.

      7.5     Waiver. Except where not permitted by law, CBSI or GNBC, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of this Agreement by the shareholders of GNBC) extend the time for the performance of any of the obligations or other acts of the other party, and may waive (i) any inaccuracies of such other party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings or agreements of such other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or (iii) the performance by such other party of any of its obligations set out herein or therein. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

      7.6     Amendment or Supplement. This Agreement may be amended or supplemented at any time prior to the Effective Time only by mutual agreement of the parties hereto or thereto. Any such amendment or supplement must be in writing and approved by their respective Boards of Directors; provided, however, that, after approval of this Agreement by the shareholders of GNBC, no amendment may be made which by law requires further approval by such shareholders without obtaining such further approval.

ARTICLE VIII

MISCELLANEOUS

      8.1     Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Except as specifically set forth herein, nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities. This Agreement shall constitute a plan of reorganization within the meaning of Section 368 of the Code.

      8.2     No Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any other person.

      8.3     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission or overnight express or by registered or certified mail, postage prepaid, addressed as follows:

      If to GNBC:

Grange National Banc Corp.
198 E. Tioga Street
Tunkhannock, Pennsylvania 18657
Attention: Thomas A. McCullough
Fax: (570) 836-7644

      With a required copy to:

Dilworth Paxson LLP
3200 The Mellon Bank Center
1735 Market Street
Philadelphia, Pennsylvania 19103
Attention: J. Roger Williams, Esq.
Fax: (215) 575-7200

      If to CBSI:

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214
Attention: Sanford A. Belden
Fax: (315) 445-2997

      With a required copy to:

Bond, Schoeneck & King, PLLC
One Lincoln Center
Syracuse, New York 13210
Attention: George J. Getman, Esq.
Fax: (315) 218-8100

      8.4     Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

      8.5     Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

      8.6     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

      IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Amended and Restated Agreement and Plan of Merger to be executed by their duly authorized officers, all effective as of the day and year first above written.

COMMUNITY BANK SYSTEM, INC.

By:	/s/ SANFORD A. BELDEN

Name: Sanford A. Belden
Title: President and Chief Executive Officer

GRANGE NATIONAL BANC CORP.

By:	/s/ THOMAS A. MCCULLOUGH

Name: Thomas A. McCullough
Title: President and Chief Executive Officer

Annex B

                    , 2003

Board of Directors

Grange National Banc Corp.
198 East Tioga Street
Tunkhannock, Pennsylvania 18657

Ladies and Gentlemen:

      Grange National Banc Corp. (“Grange”) and Community Bank System, Inc. (“CBSI”) have entered into an Agreement and Plan of Merger, as amended and restated as of June 7, 2003 (the “Agreement”), pursuant to which Grange will merge with and into CBSI (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Grange common stock, par value $5.00 per share, issued and outstanding immediately prior to the Merger (the “Grange Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) $42.50 in cash without interest, or (b) a number of shares of CBSI common stock, no par value, as shall be equal to the Exchange Ratio, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that no more than 70% of the total number of Grange Shares shall be converted into CBSI common stock and no more than 45% shall be converted into cash (the “Merger Consideration”). The Exchange Ratio shall be 1.209; provided, however, that if the CBSI Market Price (as defined in the Agreement) is (a) less than $29.88, the Exchange Ratio shall be determined by dividing $36.13 by the CBSI Market Price, or (b) greater than $40.43, the Exchange Ratio shall be determined by dividing $48.88 by the CBSI Market Price. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Grange Shares.

      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement, together with certain of the exhibits and schedules thereto; (ii) certain publicly available financial statements and other historical financial information of Grange that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of CBSI that we deemed relevant; (iv) financial projections for Grange for the year ending December 31, 2003 prepared by and reviewed with management of Grange; (v) earnings per share projections for CBSI for the year ending December 31, 2003 provided by management of CBSI and earnings per share estimates for CBSI for the year ending December 31, 2004 published by I/B/E/S; (vi) the pro forma financial impact of the Merger on CBSI, based on assumptions relating to earnings projections, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of CBSI and Grange; (vii) the publicly reported historical price and trading activity for Grange’s and CBSI’s common stock, including a comparison of certain financial and stock market information for Grange and CBSI with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Grange the business, financial condition, results of operations and prospects of Grange and held similar discussions with certain members of senior management of CBSI regarding the business, financial condition, results of operations and prospects of CBSI. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Grange or CBSI or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and

Board of Directors
Grange National Banc Corp.
                    , 2003

completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Grange and CBSI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Grange or CBSI or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Grange or CBSI nor have we reviewed any individual credit files relating to Grange or CBSI. We have assumed, with your consent, that the respective allowances for loan losses for both Grange and CBSI are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections and estimates for Grange and CBSI and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Grange and CBSI and used by Sandler O’Neill in its analyses, the managements of Grange and CBSI confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Grange and CBSI and we assumed for purposes of our analyses that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Grange’s or CBSI’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Grange and CBSI will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of CBSI’s common stock will be when issued to Grange’s shareholders pursuant to the Agreement or the prices at which Grange’s or CBSI’s common stock may trade at any time.

      We have acted as Grange’s financial advisor in connection with the Merger and will receive a fee for our services, contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services to Grange. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Grange and CBSI and their affiliates. We may also actively trade the debt or equity securities of Grange and CBSI or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion is directed to the Board of Directors of Grange in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Grange as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Grange Shares and does not address the underlying business decision of Grange to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Grange or the effect of any other transaction in which Grange might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration

Board of Directors
Grange National Banc Corp.
                    , 2003

statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an annex to the Proxy Statement/ Prospectus of Grange and CBSI relating to the Merger and to the references to this opinion therein.

      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Grange Shares is fair to such shareholders from a financial point of view.

Very truly yours,

Annex C

SECTION 1930 OF THE PENNSYLVANIA BUSINESS

CORPORATION LAW OF 1988

      SECTION 1930. Dissenters rights.

      (a) General rule. — If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15(1) (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

      (b) Plans adopted by directors only. — Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) (relating to adoption by board of directors).

      (c) Cross references. — See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

SUBCHAPTER D OF CHAPTER 15 OF THE

PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988

Subchapter D.	Dissenters Rights

      Section 1571. Application and effect of subchapter.

      (a) General rule. — Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

      (1)  15 Pa. C.S.A. Section 1571 et seq.

      (b) Exceptions. —

      (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

(i) listed on a national securities exchange; or

(ii) held of record by more than 2,000 shareholders;

      shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

      (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

(ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

      (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

      (c) Grant of optional dissenters rights. — The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

      (d) Notice of dissenters rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) A statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) A copy of this subchapter.

      (e) Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

      (f) Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles.

      (g) Cross references. — See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

      SECTION 1572. Definitions.

      The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

      “Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

      “Dissenter.” A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

      “Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

      “Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all of the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.

      SECTION 1573. Record and beneficial holders and owners.

      (a) Record holders of shares. — A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

      (b) Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

      SECTION 1574. Notice of intention to dissent.

      If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value of his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

      SECTION 1575. Notice to demand payment.

      (a) General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose beneficial shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

      (b) Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

      SECTION 1576. Failure to comply with notice to demand payment, etc.

      (a) Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

      (b) Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

      (c) Rights retained by shareholder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

      SECTION 1577. Release of restrictions or payment for shares.

      (a) Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

      (b) Renewal of notice to demand payment. — When uncertified shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

      (c) Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

      (d) Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those which the original dissenter had after making demand for payment of their fair value.

      SECTION 1578. Estimate by dissenter of fair value of shares.

      (a) General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

      (b) Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

      SECTION 1579. Valuation proceedings generally.

      (a) General rule. — Within 60 days after the latest of:

(1) Effectuation of the proposed corporate action;

(2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

      if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

      (b) Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa. C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

      (c) Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

      (d) Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

      (e) Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

      SECTION 1580. Costs and expenses of valuation proceedings.

      (a) General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally) including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

      (b) Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

      (c) Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

PART II:

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify any director, officer, employee or other agent of the corporation.

      The Registrant’s By-laws provide indemnity to the Registrant’s directors and officers in such capacity or as directors or officers of a wholly-owned subsidiary of the Registrant for liability resulting from judgments, fines, expenses or settlement amounts actually and reasonably incurred in connection with any action brought against such person in such capacity to the fullest extent and in the manner set forth in and permitted by the Delaware General Corporation Law, and any other applicable law, as from time to time in effect. Under Delaware law and the By-laws, no indemnification may be provided for any person with respect to any matter as to which he or she shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or of such subsidiary.

      In addition, as permitted under Delaware law, the Registrant maintains liability insurance covering directors and officers of the Registrant and its subsidiaries.

Item 21.	Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description of Exhibit

2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 7, 2003, by and between the Registrant and Grange National Banc Corp.(1)
3.1	Certificate of Incorporation, as amended, of the Registrant(2)
3.2	Bylaws, as amended, of the Registrant(2)
5.1	Opinion of Bond, Schoeneck & King, PLLC as to the validity of the securities being registered
8.1	Form of opinion of PricewaterhouseCoopers LLP as to tax matters
8.2	Form of opinion of Dilworth Paxson LLP as to tax matters
10.1	Form of Voting Agreement by and between the Registrant and the directors and executive officers of Grange National Banc Corp.(3)
10.2	Form of Employment Agreement by and among the Registrant, Community Bank, N.A. and Thomas A. McCullough(4)
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Kronick Kalada Berdy & Co.
23.3	Consent of Bond, Schoeneck & King, PLLC (included in Exhibit 5.1)
23.4	Consent of PricewaterhouseCoopers LLP (included in Exhibit 8.1)
23.5	Form of Consent of Sandler O’Neill, LLP
24.1	Power of Attorney (included in signature page)
99.1	Form of proxy card for the special meeting of the shareholders of Grange National Banc Corp.
99.2	Consent of Brian R. Ace pursuant to Rule 438 promulgated under the Securities Act
99.3	Consent of Sally A. Steele pursuant to Rule 438 promulgated under the Securities Act

(1)	Attached as Annex A to the proxy statement/ prospectus included in this Registration Statement on Form S-4.

(2)	Incorporated by reference to the exhibit with the same exhibit number filed with the Registration Statement on Form S-4 (Registration No. 333-48374) filed by the Registrant on October 20, 2000.

(3)	Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Registrant on June 17, 2003.

(4)	Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Grange National Banc Corp. (File No. 0-13664) on June 19, 2003.

      (b) Not applicable.

      (c) A form of fairness opinion of Sandler O’Neill is attached as Annex B to the proxy statement/ prospectus included in this Registration Statement on Form S-4.

Item 22.	Undertakings

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved herein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in DeWitt, New York on this 13th day of August, 2003.

COMMUNITY BANK SYSTEM, INC.

By:	/s/ SANFORD A. BELDEN

Name: Sanford A. Belden
Title: President and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below hereby appoints each of Sanford A. Belden and Mark E. Tryniski, severally, acting alone and without the other, his true and lawful attorney-in-fact with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this Registration Statement on Form S-4, to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the Registration Statement as the aforesaid attorney-in-fact executing the same deems appropriate.

      Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ SANFORD A. BELDEN Sanford A. Belden	Director, President and Chief Executive Officer (Principal Executive Officer)	August 13, 2003

/s/ MARK E. TRYNISKI Mark E. Tryniski	Treasurer and Chief Financial Officer (Principal Financial Officer)	August 13, 2003

/s/ CHARLES M. ERTEL Charles M. Ertel	Assistant Treasurer (Principal Accounting Officer)	August 13, 2003

/s/ JOHN M. BURGESS John M. Burgess	Director	August 13, 2003

/s/ PAUL M. CANTWELL, JR. Paul M. Cantwell, Jr.	Director	August 13, 2003

/s/ WILLIAM M. DEMPSEY William M. Dempsey	Director	August 13, 2003

Signature	Title	Date

Nicholas A. DiCerbo	Director

/s/ JAMES A. GABRIEL James A. Gabriel	Director	August 13, 2003

/s/ LEE T. HIRSCHEY Lee T. Hirschey	Director	August 13, 2003

/s/ HAROLD KAPLAN Harold Kaplan	Director	August 13, 2003

/s/ SAUL KAPLAN Saul Kaplan	Director	August 13, 2003

/s/ DAVID C. PATTERSON David C. Patterson	Director	August 13, 2003

/s/ PETER A. SABIA Peter A. Sabia	Director	August 13, 2003

/s/ WILLIAM N. SLOAN William N. Sloan	Director	August 13, 2003

II-4